UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

CORE-MARK HOLDING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-1489747
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

395 Oyster Point Boulevard, Suite 415 South San Francisco, California 94080	(650) 589-9445
(Address of Principal Executive Offices, including Zip Code)	(Registrant’s Telephone Number, Including Area Code)

Securities to be Registered Pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered:
None	None

Securities to be Registered Pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of class)

Common Stock Warrants

(Title of class)

i

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This registration statement and other materials we will file with the Securities and Exchange Commission (the SEC) contain, or will contain, disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as may, believe, will, expect, project, estimate, anticipate, plan or continue. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to: economic conditions affecting the cigarette and consumable goods industry; the adverse effect of legislation and other matters affecting the cigarette industry; financial risks associated with purchasing cigarettes and other tobacco products from certain product manufacturers; increases in excise and other taxes on cigarettes and other tobacco products; increased competition in the distribution industry; our reliance on income from rebates, allowances and other incentive programs; our dependence on the convenience store industry; our dependence on certain customers; the risk that we may not be able to retain and attract customers; our inability to borrow additional capital; failure of our suppliers to provide products; the negative affects of product liability claims; the loss of key personnel, our inability to attract and retain new qualified personnel or the failure to renew collective bargaining agreements covering certain of our employees; currency exchange rate fluctuations; government regulation; and the residual effects of the Fleming bankruptcy on our customer, supplier and employee relationships, and our results of operations.

These forward-looking statements speak only as of the date of this registration statement. Except as provided by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should also read, among other things, the risks and uncertainties described in the section of this registration statement entitled Risk Factors.

ii

ITEM 1.	BUSINESS

SUMMARY

This summary highlights certain aspects of the information contained elsewhere in this registration statement. This summary does not contain all the relevant information and you should read this entire registration statement including the Risk Factors section beginning on page 5. Unless the context indicates otherwise, all references in this registration statement to Core-Mark, the Company, we, us, or our refer to Core-Mark Holding Company, Inc. and its direct and indirect subsidiaries.

Core-Mark

Core-Mark is one of the largest wholesale distributors to the convenience retail industry in North America, providing sales and marketing, distribution and logistics services to customer locations across the United States and Canada. We operate a network of 24 distribution centers in the United States and Canada. We distribute approximately 38,000 stock-keeping units, or SKUs, of packaged consumable goods including cigarettes, tobacco, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise and health and beauty care products to customers in approximately 20,000 store locations in 37 states and five Canadian provinces. We also provide an array of information and data services that enable our customers to efficiently manage retail product sales and marketing functions. We service a variety of store formats, including traditional convenience stores, mass merchandise stores, grocery stores, drug stores, liquor stores, gift shops, specialty stores and other stores that carry convenience products. Our traditional convenience store customers include many of the major national and super-regional convenience store operators as well as thousands of multi- and single-store customers. Some of our largest customers include Alimentation Couche-Tard (the parent company of Circle K stores and Mac’s stores), Arco am/pm franchisees, ConocoPhillips, Esso Convenience, Kroger (convenience), Maverik Country Stores, Petro-Canada, RaceTrac, Shoppers Drug Mart and Valero.

We provide sales and marketing services to attempt to maximize our customers’ sales and profits. We sell and distribute products to convenience stores and other retailers that are mass produced by manufacturers. Manufacturers rely on our ability to effectively and efficiently distribute their products because they do not have the distribution capability to effectively sell and deliver their products to thousands of customers in discrete retail locations. We distribute products that are manufactured by thousands of manufacturers and, by leveraging our purchasing power with these manufacturers, we are able to distribute these products in an efficient manner to our customers. Our customers benefit from our distribution network because they gain access to products they would otherwise not be able to access due to their small order sizes and diverse locations. Without our services, retailers would be unable to carry as wide a breadth of inventory due to a lack of information available to them regarding product and merchandising programs.

We derive our revenues primarily from the sale of products to convenience store retailers. The products are delivered to our customers using our delivery vehicles dispatched from our distribution centers. Our gross profit is generated by applying a markup to the cost of the product at the time of the sale and from income generated from the manufacturers in the form of credit terms discounts, rebates and other manufacturer programs. Our operating expenses are comprised primarily of sales personnel costs; warehouse personnel costs related to receiving, stocking, and selecting product for delivery; delivery costs such as delivery personnel, truck leases and fuel; and costs relating to the rental and maintenance of our distribution centers and other general and administrative costs.

For the year ended December 31, 2004, we had $4.2 billion of revenues, including revenues recognized prior to the effective date of our reorganization in August 2004 (See Company Background for additional discussion about the reorganization). For the six months ended June 30, 2005 we had revenues of $2.3 billion.

Our Strategy and Competitive Strengths

Our objective is to be the premier distributor to the retail convenience industry in North America. Our ability to successfully compete in our marketplace is founded upon:

•	The integration of marketing, logistics and information systems while maintaining a culture with a strong customer service focus.

•	The continuity, experience and proven ability of our management team.

•	The dedication, commitment and hard work of the approximately 3,650 employees who comprise the Core-Mark family.

•	Successfully balancing a centralized strategy with a decentralized execution.

•	Leveraging economies of scale in operational efficiencies, purchasing power and lower overhead expenses.

Our three primary strategies to sustain our growth and gain customers are:

Grow our Customers’ Sales Profitably.    Our success has been and will continue to be attributed to helping our customers grow their business in a profitable manner. We accomplish this mission primarily through investing in the development and execution of strategic marketing programs which seek to align current consumer demands with the latest in new products, promotion and marketing concepts. Our marketing professionals are constantly working to create and/or discover goods and services which will strengthen our customers’ offerings to the public. By providing product evaluations, recommendations, and other similar services, we enhance our customer’s opportunity for increased profitability.

Make it Easy for our Customers to do Business with Us.    Through a carefully crafted framework of customer service personnel, field sales personnel, merchandising representatives, account managers, account directors and executive representatives, we ensure that our customers requirements—large and small—are addressed in a timely and professional manner. Our people are complemented with customer service tools and web based tools designed to make doing business with Core-Mark easy and cost effective. We operate a centralized proprietary information system that provides our customers with reliable and consistent access to our services across all regions. We also offer a broad range of customized services including comprehensive product category management consultation and coordination. Our business has been built on our unique commitment to flexibility and customization in addressing the needs of each of our customers.

Do the Fundamentals Well.    We have created and invested in systems, procedures, standards and a culture that ensures our customers consistently receive industry leading order fulfillment rates, on-time deliveries, pricing accuracy and integrity. Our proprietary logistics system coupled with our experience in integrating hardware and software enables us to deliver high volumes of product efficiently and accurately. We believe that the decentralized management of our distribution centers, together with our high standards of service, should enable us to outperform our competition in customer satisfaction.

Company Background

Our origins date back to 1888, when Glaser Bros., a family-owned-and-operated candy and tobacco distribution business, was founded in San Francisco. In August 1996, we completed a recapitalization resulting in Jupiter Partners, L.P. and senior management owning 75% and 25% of the Company equity, respectively. In June 2002, Fleming Companies, Inc., or Fleming, acquired Core-Mark International, Inc., our operating subsidiary. On April 1, 2003, Fleming filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The debtor-in-possession entities comprising Core-Mark were included in the Chapter 11 proceedings. Fleming’s plan of reorganization, or the Plan, which became effective on August 23, 2004, provided for the reorganization of certain of Fleming’s convenience operations and subsidiaries around Core-Mark International. Fleming’s other assets and liabilities were transferred to two special-purpose trusts and are being liquidated.

On August 23, 2004, pursuant to the Plan, we undertook the following actions:

(1) We issued an aggregate of 9.8 million shares of our common stock to Fleming in exchange for the stock of Core-Mark International, Inc. and its subsidiaries. As of June 30, 2005, Fleming had distributed 5,122,947 shares of our common stock to its Class 6(A) creditors and the remaining 4,677,053 shares of common stock were subject to future distribution to Fleming’s creditors as claims are resolved. Further to the Plan, warrants to purchase an aggregate of 990,616 shares of our common stock were issued to Fleming and distributed by Fleming to its Class 6(B) creditors in March 2005. We refer to these warrants as the Class 6(B) warrants. The Class 6(B) warrants have an exercise price of $20.925 per share, a 35% premium to the fair value of a share of our common stock as determined pursuant to the Plan, are immediately exercisable, and expire in 2011. As of June 30, 2005, all of the Class 6(B) warrants allocated to the Class 6(B) creditors under the Plan had been distributed.

(2) We entered into a $250 million Credit Agreement, which we refer to as the revolving credit facility. As of August 23, 2004 and June 30, 2005, an aggregate of $118.7 and $86.9 million in obligations thereunder were outstanding under the revolving credit facility consisting of $86.4 million and $59.2 million in funded debt and $32.6 million $27.7 million in letters of credit.

(3) We entered into a Note and Warrant Purchase Agreement on August 20, 2004, which we refer to as the Tranche B Note Agreement, incurred an aggregate of $60 million in obligations thereunder in the form of notes and letters of credit issued for our account, and issued warrants to the Tranche B noteholders to purchase an aggregate of 247,654 shares of our common stock. We refer to the notes, letters of credit and warrants issued under the Tranche B Note Agreement as the Tranche B Notes, the Tranche B Letters of Credit and the Tranche B Warrants, respectively. The Tranche B Warrants have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, are immediately exercisable, and expire in 2011. The $60 million in obligations initially consisted of $35.5 million in Tranche B Notes and $24.5 million in letter of credit obligations under Tranche B Letters of Credit. During the first six months of 2005, we prepaid $15 million in principal amount of the Tranche B Notes. As of June 30, 2005, $20.5 million of Tranche B Notes remained outstanding.

(4) We adopted our 2004 Long Term Incentive Plan, or the 2004 Plan. An aggregate of 1,314,444 shares of our common stock are reserved for issuance to the Company’s employees under the 2004 Plan. As of July 31, 2005, 189,738 shares of restricted stock or restricted stock units and options to purchase an aggregate of 1,054,101 shares of our common stock are outstanding under the 2004 Plan. The exercise price of these options and the fair value of the restricted stock awards is $15.50 per share, the fair value of the common stock as determined pursuant to the Plan. An aggregate of 70,605 shares of our common stock are available for future grants under the 2004 Plan.

(5) Non-employee members of our board of directors also received options to purchase an aggregate of 30,000 shares of our common stock under our 2004 Directors Equity Incentive Plan. The options granted under our 2004 Plan and the 2004 Directors Equity Incentive Plan have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan.

(6) We guaranteed certain obligations of two trusts set up pursuant to the Plan for the benefit of Fleming’s former creditors.

(7) We assumed the remaining workers compensation, general liabilities, auto liabilities and pension liabilities of the Fleming grocery divisions totaling approximately $33 million.

In February 2005, our board of directors adopted our 2005 Long Term Incentive Plan, or the 2005 Plan, and authorized the grant of restricted stock units under the 2005 Plan to be allocated by our Chief Executive Officer among our employees in proportion to grants made under the 2004 Plan. The number of shares of our common stock issuable under the 2005 Plan is limited to a number of shares having a market value of $5.5 million, based on the average closing price of our common stock over the eleventh through twentieth trading days following the date that our common stock becomes quoted on the NASDAQ National Market. In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million with a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005. The Board of Directors determined that the balance of approximately $0.5 million available for grants under the 2005 Plan should be reserved for possible future issuance.

In August 2005, two new independent members of our board of directors received options to purchase an aggregate of 15,000 shares of our common stock under our 2005 Directors Equity Incentive Plan. These options have an exercise price of $27.03 per share, the fair market value of our common stock as determined by the board of directors as provided in this plan, on the basis of the average trading price, as quoted in the Pink Sheets, of our common stock over the twenty trading days ending two trading days prior to the date of grant.

Corporate Information

Our corporate headquarters are located at 395 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080. The telephone number of our corporate headquarters is (650) 589-9445. Our website address is http://www.core-mark.com. The information included on our website is not included as a part of, or incorporated by reference into, this registration statement.

RISK FACTORS

You should carefully consider the following risks together with all of the other information contained in this registration statement. The risks and uncertainties described below are not the only ones we face. If any of the events or circumstances described below were to occur, our business, financial condition and results of operations could be materially adversely affected.

This registration statement contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors set forth below (See—Special Note Regarding Forward Looking Statements).

Risks Relating to Our Business

Cigarette and consumable goods distribution is a low-margin business sensitive to economic conditions.

We derive most of our revenues from the distribution of cigarettes, other tobacco products, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise and health and beauty care products. Our industry is characterized by a high volume of sales with relatively low profit margins. Our non-cigarette sales are at prices that are based on the cost of the product plus a percentage markup. As a result, our profit levels may be negatively impacted during periods of cost deflation for these products, even though our gross profit as a percentage of the price of goods sold may remain relatively constant. Periods of product cost inflation may also have a negative impact on our profit margins and earnings with respect to sales of cigarettes. Gross profit on cigarette sales are generally fixed on a cents per carton basis. Therefore, as cigarette prices increase, gross profit generally decreases as a percent of sales. In addition, if the cost of the cigarettes that we purchase increase due to manufacturer price increases or increases in applicable excise tax rates, our inventory costs and accounts receivable could rise. To the extent that product cost increases are not passed on to our customers due to their resistance to higher prices, our profit margins and earnings could be negatively impacted.

The consumable goods distribution industry is sensitive to national and regional economic conditions. Inflation, fuel costs and other factors affecting consumer confidence generally may negatively impact our sales. Our operating results are also sensitive to, and may be adversely affected by, other factors, including difficulties with the collectability of accounts receivable, competitive price pressures, severe weather conditions and unexpected increases in fuel or other transportation-related costs. Increases in fuel prices and reduced demand for the products we distribute resulting from the devastating effect of Hurricane Katrina on the Gulf Coast of the United States could have a negative impact on our business. Due to the low-margins on the products we distribute, changes in general economic conditions could materially adversely affect our operating results.

Our sales volume is largely dependent upon the distribution of cigarette products, sales of which are declining.

The distribution of cigarette and other tobacco products is currently a significant portion of our business. For the year ended December 31, 2004, approximately 72% of our revenues came from the distribution of cigarettes. During the same period, approximately 36% of our gross profit was generated from cigarettes. Due to increases in the prices of cigarettes and other tobacco products, restrictions on advertising and promotions by cigarette manufacturers, increases in cigarette regulation and excise taxes, health concerns, increased pressure from anti-tobacco groups and other factors, the U.S. and Canadian cigarette and tobacco market has generally been declining, and is expected to continue to decline. Notwithstanding the general decline in consumption, we have benefited from a shift of cigarette and tobacco sales to convenience stores. However, this favorable trend may not continue and may reverse.

Legislation and other matters are negatively affecting the cigarette and tobacco industry.

The tobacco industry is subject to a wide range of laws and regulations regarding the advertising, sale, taxation and use of tobacco products imposed by local, state, federal and foreign governments. Various state and provincial governments have adopted or are considering legislation and regulations restricting displays and advertising of tobacco products, establishing fire safety standards for cigarettes, raising the minimum age to possess or purchase tobacco products, requiring the disclosure of ingredients used in the manufacture of tobacco products, imposing restrictions on public smoking, restricting the sale of tobacco products directly to consumers or other unlicensed recipients over the Internet, and other tobacco product regulation. In addition, cigarettes are subject to substantial excise taxes in the United States and Canada. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted within the United States and Canada. These tax increases are likely to continue to have an adverse impact on sales of cigarettes due to lower consumption levels or sales outside of legitimate channels.

In the United States, we purchase cigarettes primarily from manufacturers covered by the tobacco industry’s Master Settlement Agreement (or MSA), which results in our facing certain financial risks including competition from lower priced sales of cigarettes produced by manufacturers who do not participate in the Master Settlement Agreement.

In June 1994, the Mississippi attorney general brought an action against various tobacco industry members. This action was brought on behalf of the state to recover state funds paid for health-care, medical and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. Most other states, through their attorneys general or other state agencies, sued the major U.S. cigarette manufacturers based on similar theories. The cigarette manufacturer defendants settled the first four of these cases scheduled for trial—Mississippi, Florida, Texas and Minnesota—by separate agreements between each state and those manufacturers in each case. These states are referred to as non-MSA states.

In November 1998, the major U.S. tobacco product manufacturers entered into the MSA with the other 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. The MSA and the other state settlement agreements: settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the major U.S. cigarette manufacturers from various additional present and potential future claims relating to past conduct arising out of the use, sale, distribution, manufacture, development, advertising, marketing or health effects of, the exposure to, or research, statements or warnings about, tobacco products; settled all monetary claims relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business; imposed a stream of future payment obligations on major U.S. cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes. The payments required under the MSA result in the products sold by the participating manufacturers to be priced at higher levels than non-MSA manufacturers.

In order to limit our potential tobacco related liabilities, we do not purchase cigarettes from non-MSA manufacturers for sale in MSA states. The benefits of the MSA do not apply to sales of cigarettes manufactured by non-MSA manufacturers.

Competition among cigarette manufacturers for cigarette sales is primarily based on brand positioning, price, product attributes, consumer loyalty, promotions, advertising and retail presence. Cigarette brands produced by the major tobacco product manufacturers generally require competitive pricing, substantial marketing support, retail programs and other financial incentives to maintain or improve a brand’s market position. Increased selling prices and higher cigarette taxes have resulted in the growth of deep-discount brands. Deep-discount brands are brands manufactured by companies that are not original participants to the MSA, and accordingly, do not have cost structures burdened with MSA-related payments to the same extent as the original participating manufacturers. Historically, major tobacco product manufacturers have had a competitive advantage in the United States because significant cigarette marketing restrictions and the scale of investment required to compete made gaining consumer awareness and trial of new brands difficult. However, since the MSA was signed in November 1998, the category of deep-discount brands manufactured by smaller manufacturers or supplied by importers has grown substantially.

As a result of purchasing premium and discount cigarettes for sale in MSA states exclusively from manufacturers that are parties to the MSA, we are adversely impacted by sales of brands from non-MSA manufacturers and deep-discount brand growth. We believe that small manufacturers, not subject to the MSA, of deep-discount brands have steadily increased their combined market share of cigarette sales. The premium and discount cigarettes subject to the MSA that we sell have been negatively impacted by widening price gaps in the prices between those brands and the deep-discount brands for the past several years. The growth in market share of the deep-discount brands since the MSA was signed in 1998 has had an adverse impact on the volume of the cigarettes that we sell. As a result, our operations may be negatively impacted as sales volumes of premium cigarettes and the other tobacco products erode.

We also face competition from illicit and other low priced sales of cigarettes.

We also face competition from the diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes in non-taxable jurisdictions, inter-state and international smuggling of cigarettes, increased imports of foreign low priced brands, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes. The competitive environment has been characterized by a continued influx of cheap products that challenge sales of higher priced and taxed cigarettes manufactured by parties to the MSA. Increased sales of counterfeit cigarettes, sales by third parties over the internet, or sales by means to avoid the collection of applicable taxes, could have an adverse effect on our results of operations.

If the tobacco industry’s master settlement agreement is invalidated, or tobacco manufacturers cannot meet their obligations to indemnify us, we could be subject to substantial litigation liability.

In connection with the MSA, we are indemnified by the tobacco product manufacturers from which we purchase cigarettes and other tobacco products for liabilities arising from our sale of the tobacco products that they supply to us. To date, litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful. However, if such litigation were to be successful and the MSA is invalidated, we could be subject to substantial litigation due to our sales of cigarettes and other tobacco products, and we may not be indemnified for such costs by the tobacco product manufacturers in the future. In addition, even if we continue to be indemnified by cigarette manufacturers that are parties to the MSA, future litigation awards against such cigarette manufacturers and us could be so large as to eliminate the ability of the manufacturers to satisfy their indemnification obligations. Our results of operations could be negatively impacted due to increased litigation costs and potential adverse rulings against us.

Cigarettes and other tobacco products are subject to substantial excise taxes and if these taxes are increased, our sales of cigarettes and other tobacco products could decline.

Cigarettes and tobacco products are subject to substantial excise taxes in the United States and Canada. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted within the United States and Canada. These tax increases are expected to continue to have an adverse impact on sales of cigarettes due to lower consumption levels and a shift in sales from the premium to the non-premium or discount cigarette segments or to sales outside of legitimate channels. In addition, state and local governments may require us to prepay for excise tax stamps placed on packages of cigarettes and other tobacco products that we sell. If these excise taxes are substantially increased, it could have a negative impact on our liquidity. Accordingly, we may be required to obtain additional debt financing, which we may not be able to obtain on satisfactory terms or at all. Our inability to prepay the excise taxes may prevent or delay our purchase of cigarettes and other tobacco products, which could materially adversely affect our ability to supply our customers.

We face competition in our distribution markets and if we are unable to compete effectively in any distribution market, we may lose market share and suffer a decline in sales.

Our distribution centers operate in highly competitive markets. We face competition from local, regional and national tobacco and consumable products distributors on the basis of service, price and variety of products offered, schedules and reliability of deliveries, and the range and quality of services provided.

Some of our competitors, including a subsidiary of Berkshire Hathaway Inc., McLane Company, Inc., the largest distributor of tobacco products in the U.S., have substantial financial resources and long standing customer relationships. In addition, heightened competition among our existing competitors or by new entrants into the distribution market could create additional competitive pressures that may reduce our margins and adversely affect our business. If we fail to successfully respond to these competitive pressures or to implement our strategies effectively, we may lose market share and our results of operations could suffer.

We rely on revenue from manufacturer discounts, rebates, allowances and incentives programs and cigarette excise stamping allowances and material changes in these programs could adversely affect our results of operations.

We receive payments from the manufacturers of the products we distribute for allowances, discounts, volume rebates, and other merchandising incentives in connection with various incentive programs. These payments are a substantial source of revenue for us and the amount and timing of these payments are affected by changes in the programs by the manufacturers, our ability to sell specified volumes of a particular product or attaining specified levels of purchases by our customers, and the duration of carrying a specified product. In addition, we receive discounts from states in connection with the purchase of excise stamps for cigarettes. If the manufacturers or states change or discontinue these programs or we are unable to maintain the volume of our sales, our results of operations could be negatively affected.

We are dependent on the convenience store industry for our revenues, and our results of operations would suffer if there is an overall decline in the convenience store industry.

The majority of our sales are made under purchase orders and short-term contracts with convenience stores which inherently involve significant risks. These risks include the uncertainty of general economic conditions in the convenience store industry, credit exposure from our customers and termination of customer relationships without notice, consolidation of our customer base, and consumer movement toward purchasing from club stores and mass merchandisers. Any of these factors could negatively affect the convenience store industry which would negatively affect our results of operations.

Some of our distribution centers are dependent on a few relatively large customers, and our failure to maintain our relationships with these customers could substantially harm our business and prospects.

Some of our distribution centers are dependent on relationships with a single customer or a few customers, and we expect our reliance on these relationships to continue for the foreseeable future. Any termination or non-renewal of customer relationships could severely and adversely affect the revenues generated by certain of our distribution centers. For example, in connection with Fleming’s bankruptcy, our customer relationships with Target and K-Mart were terminated resulting in a significant loss of revenue and the closure of four distribution centers located in the Eastern United States. Any future termination, non-renewal or reduction in services that we provide to these select customers would cause our revenues to decline and our operating results would be harmed.

If we are not able to attract new customers, our results of operations could suffer.

Increasing the growth and profitability of our distribution business is particularly dependent upon our ability to retain existing customers and capture additional distribution customers. The ability to capture additional customers through our existing network of distribution centers is especially important because it enables us to leverage our distribution centers and other fixed assets. Our ability to retain existing customers and attract new customers is dependent upon our ability to provide industry-leading customer service, offer competitive products at low prices, maintain high levels of productivity and efficiency in distributing products to our customers while integrating new customers into our distribution system, and offer marketing, merchandising and ancillary services that provide value to our customers. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, either or both of which could have an adverse impact on our results of operations.

We may not be able to borrow the additional capital to provide us with sufficient liquidity and capital resources necessary to meet our future financial obligations.

We expect that our principal sources of funds will be cash generated from our operations and, if necessary, borrowings under our $250 million revolving credit facility. While we believe our sources of liquidity are adequate, we cannot assure you that these sources will provide us with sufficient liquidity and capital resources required to meet our future financial obligations, or to provide funds for our working capital, capital expenditures and other needs for the foreseeable future. We may require additional equity or debt financing to meet our working capital requirements or to fund our capital expenditures. We may not be able to obtaining financing on terms satisfactory to us, or at all.

We depend on relatively few suppliers for a large portion of our products, and any interruptions in the supply of the products that we distribute could adversely affect our results of operations.

We obtain the products we distribute from third party suppliers. At December 31, 2004, we had approximately 3,500 vendors, and during 2004 we purchased approximately 66% of our products from our top 20 suppliers, with our top two suppliers, Philip Morris and R. J. Reynolds, representing approximately 25% and 16% of our purchases, respectively. We do not have any long-term contracts with our suppliers committing them to provide products to us. Although our purchasing volume can provide leverage when dealing with suppliers, suppliers may not provide the products we distribute in the quantities we request or on favorable terms. Because we do not control the actual production of the products we distribute, we are also subject to delays caused by interruption in production based on conditions outside our control. These conditions include job actions or strikes by employees of suppliers, inclement weather, transportation interruptions, and natural disasters or other catastrophic events. Our inability to obtain adequate supplies of the products we distribute as a result of any of the foregoing factors or otherwise, could cause us to fail to meet our obligations to our customers.

We may be subject to product liability claims which could materially adversely affect our business.

Core-Mark, as with other distributors of food and consumer products, faces the risk of exposure to product liability claims in the event that the use of products sold by us causes injury or illness. With respect to product liability claims, we believe that we have sufficient liability insurance coverage and indemnities from manufacturers. However, product liability insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover all of our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying the products we distribute, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or if contractual indemnification is not available or if the counterparty can not fulfill its indemnification obligation, product liability relating to defective products could materially adversely impact our results of operations.

We depend on our senior management and key personnel.

We substantially depend on the continued services and performance of our senior management and other key personnel, particularly J. Michael Walsh, our President and Chief Executive Officer. We do not maintain key person life insurance policies on these individuals or any of our other executive officers, and we do not have employment agreements with any of our executive officers. The loss of the services of any of our executive officers or key employees could harm our business.

We operate in a competitive labor market and a portion of our employees are covered by collective bargaining agreements.

Our continued success will partly depend on our ability to attract and retain qualified personnel. We compete with other businesses in each of our markets with respect to attracting and retaining qualified employees. A shortage of qualified employees could require us to enhance our wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. In addition, at June 30, 2005 approximately 6%, or approximately 230, of our employees are covered by collective bargaining agreements with labor organizations, which expire at various times over the course of the next three years.

We cannot assure you that we will be able to renew our respective collective bargaining agreements on favorable terms, that employees at other facilities will not unionize, that our labor costs will not increase, that we will be able to recover any increases in labor costs through increased prices charged to customers or that we will not suffer business interruptions as a result of strikes or other work stoppages. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices charged to our customers or offsets by productivity gains, our results of operations could be materially adversely affected.

Currency exchange rate fluctuations could have an adverse effect on our revenues and financial results.

We generate a significant portion of our revenues in Canadian dollars, approximately 22% in 2004. We also incur a significant portion of our expenses, in Canadian dollars. To the extent that we are unable to match revenues received in Canadian dollars with costs paid in the same currency, exchange rate fluctuations in Canadian dollars could have an adverse effect on our revenues and financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our Canadian operations will be reduced because the Canadian currency will be translated into fewer U.S. dollars.

We are subject to governmental regulation and if we are unable to comply with regulations that affect our business or if there are substantial changes in these regulations, our business could be adversely affected.

As a distributor of food products, we are subject to the regulation by the U.S. Food and Drug Administration. In addition, our employees operate tractor trailers, trucks, forklifts and various other powered material handling equipment. Our operations are also subject to regulation by the Occupational Safety and Health Administration, the Department of Transportation, Drug Enforcement Agency and other federal, state and local agencies. Each of these regulatory authorities have broad administrative powers with respect to our operations. If we fail to adequately comply with government regulations or regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action including imposing fines or shutting down our operations or we could be subject to increased compliance costs. If any of these events were to occur, our results of operations would be adversely affected.

Earthquake and natural disaster damage could have a material adverse affect on our business.

We are headquartered in, and conduct a significant portion of our operations in, California. Our operations in California are susceptible to damage from earthquakes. In addition, two of our data centers are located in California and Oregon and may be susceptible to damage in the event of an earthquake. We believe that we maintain adequate insurance to indemnify us for losses. However, significant earthquake damage could result in losses in excess of our insurance coverage which would materially adversely affect our results of operations. We also have operations in areas that have been affected by natural disasters such as hurricanes, tornados, flooding, ice and snow storms. While we maintain insurance to indemnify us for losses due to such occurrences, our insurance may not be sufficient or payments under our policies may not be received timely enough to prevent adverse impacts on our business. Our customers could also be affected by like events, adversely impacting our sales.

Our information technology systems may be subject to failure or disruptions, which could seriously harm our business.

Our business is highly dependent on our Distribution Center Management System, or DCMS. The convenience store industry does not have a standard information technology, or IT platform. Therefore, actively integrating our customers into our IT platform is a priority, and our DCMS platform provides our distribution centers with the flexibility to adapt to our customers’ IT requirements. We also rely on our DCMS, and our internal information technology staff, to maintain the information required to operate our distribution centers and provide our customers with fast, efficient and reliable deliveries. While we have taken steps to increase redundancy in our IT systems, if our DCMS fails or is subject to disruptions, we may suffer disruptions in service to our customers and our results of operations could suffer.

Risks Relating to Our Recent Reorganization

We are guarantors of certain payments pursuant to the Plan of Reorganization.

Pursuant to the Plan, two special purpose trusts, the Post Confirmation Trust, or PCT, and the Reclamation Creditor’s Trust, or RCT, were established. We refer to the PCT and the RCT collectively as the Trusts. The Trusts are charged with administering certain responsibilities under the Plan, including liquidating certain assets, the pursuit and collection of litigation claims and causes of action and the reconciliation and payment of specific types of claims including trade lien vendor claims, or TLV claims, each as allocated between the PCT and the RCT pursuant to the Plan. Under the terms of the Plan, we guarantee the payment of PCT administrative claims in excess of $56 million. In addition, if the assets of the RCT are inadequate to satisfy all of the allowed TLV claims, we must pay such claims in full plus any accrued interest. We also guarantee all eligible but unpaid non-TLV claims up to a maximum of $15 million. The Plan limits the combined guarantee amounts of the RCT TLV and non-TLV claims to not greater than $137 million. To the extent that are we are required to fund amounts under the guarantees, our results of operations and our liquidity and capital resources could be materially adversely affected. In addition, we may not have sufficient cash reserves to pay the amounts required under the guarantees when they become due.

The Fleming bankruptcy has negatively affected some of our relationships with customers, suppliers and employees and our results of operations and may continue to negatively affect such relationships and our results of operations.

We estimate that the former Fleming convenience distribution centers, which included Core-Mark International and seven Fleming distribution centers, lost approximately $1.2 billion in annualized sales after Fleming’s Chapter 11 filing, with approximately $360 million of such lost sales attributable to four closed distribution centers located in the Eastern United States and the balance attributable to the distribution centers now comprising Core-Mark. We cannot predict accurately or quantify the additional effects, if any, that the bankruptcy may continue to have on our operations.

Our operating flexibility is limited in significant respects by the restrictive covenants in our revolving credit facility and the Tranche B Note Agreement.

Our revolving credit facility and the Tranche B Note Agreement impose restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability, among other things, to: incur additional indebtedness, pay dividends and make distributions, issue stock of subsidiaries, make investments, repurchase stock, create liens, enter into transactions with affiliates, make capital expenditures, merge or consolidate, or transfer and sell our assets. The prepayment or refinancing of amounts outstanding under our revolving credit facility and the Tranche B Note Agreement are also subject to prepayment and refinancing penalties. Therefore, we do not currently have the flexibility to refinance amounts outstanding under our revolving credit facility or the Tranche B Note Agreement without incurring significant additional cost.

In addition, under our revolving credit facility and the Tranche B Note Agreement, we are required to meet certain financial ratios and tests. Our ability to comply with these covenants may be affected by factors beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our revolving credit facility and the Tranche B Note Agreement, which would permit our lenders to declare all amounts incurred thereunder to be immediately due and payable, and our lenders under our revolving credit facility could terminate their commitments to make further extensions of credit under our revolving credit facility.

Our reorganization valuation is based in part on estimates of future performance. If our estimates are not accurate, the market price of our common stock could be adversely affected.

Our financial statements reflect the adoption of American Institute of Certified Public Accountants Statement of Position 90-7, or SOP 90-7. In accordance with fresh-start accounting under SOP 90-7, all assets and liabilities were recorded at their respective fair values on the Effective Date of the Plan, August 23, 2004. These fair values represent our best estimates and are based on independent valuations where applicable. To calculate the fair value of our assets, or reorganization value as defined in SOP 90-7, on the effective date of the Plan, financial projections were prepared and the fair value of assets as well as our enterprise value was determined using various valuation methods based on these financial projections. The estimated enterprise value used for portions of this valuation analysis is highly dependent upon our achieving the future financial results set forth in the projections as well as the realization of certain other assumptions, which are not guaranteed. SOP 90-7 requires that the reorganization value be allocated to the assets in conformity with FASB Statement No. 141, Business Combinations (SFAS No. 141). Although we allocated our reorganization value among our assets in accordance with SFAS No. 141, our allocations were based on assumptions. Accordingly, these allocations are estimates only. Subsequent changes, if any, will be reflected in our operating results. The valuation, insofar as it relates to the enterprise value, necessarily assumes that we will achieve the estimates of future operating results in all material respects. If these results are not achieved, the resulting values could be materially different from our estimates, and the trading price of our common stock could be adversely affected.

Our tax treatment of the reorganization may not be accepted by the IRS, which could result in increased tax liabilities.

Deferred tax assets and liabilities as reflected at August 23, 2004 in connection with the application of fresh-start accounting are based on management’s best estimate of the tax filing position that is probable of being accepted by the applicable taxing authorities. The Company intends to take an alternative position on future tax returns. Based on this alternative tax filing position, the Company has taken deductions on its current period tax return that could be challenged by the taxing authorities. Although management believes that the Company’s tax filing position will more likely than not be sustained in the event of an examination by applicable taxing authorities and we would contest any proposed adjustment vigorously, the outcome of such matters can not be predicted with certainty. As such, the Company has accrued approximately $1.8 million in other tax liabilities on the accompanying December 31, 2004 consolidated balance sheet for this contingency.

Risks Relating to An Investment in Our Common Stock

Our common stock is not currently listed on a national exchange and you may not be able to resell your common stock, or may have to sell it at a discount.

Our common stock is not currently listed on a national exchange or quoted on the NASDAQ National Market. Although we plan to apply for our common stock to be quoted on the NASDAQ National Market, a liquid market for our common stock may not develop or be maintained. If a market does not develop or is not sustained, if may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. Most of our stockholders are former creditors of Fleming that received shares of our common stock in lieu of cash to satisfy their claims against the Fleming estate. Accordingly, these stockholders may wish to sell their shares of common stock upon receipt or shortly thereafter and may not be long term investors in the company.

Approximately 4.5 million of our outstanding shares held by Fleming have yet to be distributed pursuant to the Plan and additional shares will be issued pursuant to the 2005 Long-Term Incentive Plan.

Pursuant to the Plan, we issued an aggregate of 9.8 million shares of our common stock to Fleming. As of July 31, 2005, 5,295,946 shares of our common stock and warrants to purchase 1,238,270 shares of our common stock have been distributed by Fleming pursuant to the Plan. An aggregate of 4,504,054 shares of our common stock are subject to future distribution pursuant to the Plan by Fleming. Future distributions of the remaining 4,504,054 shares of common stock pursuant to the Plan by Fleming are at the discretion of the Post Confirmation Trust (PCT) and the bankruptcy court and are not in our control. In addition, as of July 31, 2005, restricted stock units, restricted stock and options issued pursuant to our stock incentive plans relating to 1,273,839 shares of our common stock were outstanding.

In February 2005, our board of directors adopted our 2005 Long Term Incentive Plan, or the 2005 Plan, and authorized the grant of restricted stock units under the 2005 Plan to be allocated by our Chief Executive Officer among our employees in proportion to grants made under the 2004 Plan. The number of shares of our common stock issuable under the 2005 Plan is limited to a number of shares having a market value of $5.5 million, based on the average closing price of our common stock over the eleventh through twentieth trading days following the date that our common stock becomes listed for quotation on the NASDAQ National Market. In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million with a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005. The Board of Directors determined that the balance of approximately $0.5 million available for grants under the 2005 Plan should be reserved for possible future issuance.

The distribution of a significant amount of shares of common stock onto the market or the sale of a substantial number of shares at any given time could result in a decline in the price of our common stock, cause dilution, or increase volatility.

We may not be able to obtain the required approval of holders of shares of our common stock for certain actions as our largest shareholder, Fleming, may not be permitted by the bankruptcy court or may choose not to vote any undistributed shares.

As of July 31, 2005, only 5,295,946 shares, or approximately 54%, of our outstanding common stock has been distributed by Fleming under the Plan. Fleming holds the balance of the 9.8 million shares of our common stock to be distributed pursuant to the Plan, and without bankruptcy court approval, Fleming may not be permitted to attend a meeting of our stockholders for purposes of establishing a quorum for a stockholders meeting or to vote its shares of our common stock. Therefore, we may not be able to effect certain corporate actions that require the approval of our stockholders. The failure to take such stockholder actions could have a material adverse affect on us and our operations.

The market price for our common stock may be volatile, which could cause the value of your investment to decline.

Any of the following could affect the value of our common stock:

•	general market and economic conditions;

•	changes in earnings estimates and recommendations by financial analysts; and

•	our failure to meet financial analysts’ performance expectations.

In addition, many of the risks described elsewhere in this Risk Factors section could materially and adversely affect the value of our common stock. The stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to operating performance of those companies. Fluctuations such as these may affect the price of our common stock.

We will incur significant costs as a result of being a public company.

As a public company, we will incur significant accounting, legal, governance, compliance and other expenses that private companies do not incur. In addition, the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Stock Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, audit and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we are required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

We are engaged in the process of assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 is required in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2006. While our management is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

While we have not identified any material weaknesses in our internal controls over financial reporting that would cause us to deem such internal controls ineffective, we, together with our auditors, have identified certain deficiencies. Those deficiencies relate to accounting for certain transactions and certain closing procedures affecting our financial statement reporting process, which are primarily attributable to the impact of the Fleming bankruptcy and a lack of resources with the requisite expertise to address these matters. We have retained additional accounting resources and are working to obtain the requisite training for others in the Company to remediate these deficiencies. However, we cannot provide any assurance that additional testing of our internal controls will not uncover additional deficiencies that, when aggregated with any other unremediated deficiencies, would result in a material weakness in our internal control over financial reporting.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

BUSINESS

Company Overview

Core-Mark is one of the largest wholesale distributors to the convenience store industry in North America, providing sales and marketing, distribution and logistics services to customer locations across the United States and Canada.

Although Core-Mark Holding Company, Inc. was incorporated in Delaware in August 2004, the business conducted by Core-Mark dates back to 1888 when Glaser Bros., a family-owned-and-operated candy and tobacco distribution business, was founded in San Francisco. In June 2002, Fleming acquired Core-Mark International. At the time of the acquisition, Core-Mark International distributed products to convenience stores and other retailers in the Western United States and Canada from a network of 20 distribution centers. In addition to Fleming’s other national retail and wholesale grocery operations, Fleming owned and operated seven convenience store distribution centers in the Eastern and Midwestern United States. After the acquisition of Core-Mark International by Fleming, Core-Mark International’s management continued to operate Core-Mark International’s distribution business and began integrating Fleming’s convenience store distribution centers into Core-Mark International’s operations. In connection with Fleming’s bankruptcy, as described below, four of the seven Fleming convenience distribution centers were closed in 2003. The three continuing Fleming convenience distribution centers were fully integrated into Core-Mark International’s operations by April 2004.

On April 1, 2003, Fleming filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The debtor-in-possession entities comprising Core-Mark International and its subsidiaries were included in the Chapter 11 proceedings as a result of Core-Mark’s guarantee of Fleming’s debt.

On July 27, 2004, the United States Bankruptcy Court for the District of Delaware confirmed Fleming’s Plan of Reorganization (the Plan) which became effective on August 23, 2004. The Plan provided for the reorganization of the Debtors around CMI. Pursuant to the Plan, Core-Mark Holding, Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc. and Core-Mark Holdings III, Inc. were formed. Core-Mark Holdings I, Inc. and Core-Mark Holdings II, Inc. each own 50% of Core-Mark Holdings III, Inc. On August 23, 2004 the Plan was declared effective by the bankruptcy court and Core-Mark emerged from bankruptcy. Upon emergence, Fleming transferred its interest in CMI to Core-Mark Holdings III, Inc., making CMI a wholly owned subsidiary of Core-Mark Holdings III, Inc., and transferred all of the remaining assets of one of its convenience store distribution centers to a subsidiary of CMI.

A summary organizational chart depicting our current corporate structure after giving effect to the completion of the reorganization is set forth below.

We operate a network of 24 distribution centers in the United States and Canada, including two distribution centers that we operate as a third party logistics provider. One of these third party distribution centers is located in Phoenix, Arizona, which we refer to as the Arizona Distribution Center, or ADC, and is dedicated solely to supporting the logistics and management requirements of one of our major customers, Circle K. In April 2005, we began operating a second third party logistics distribution facility located in San Antonio, Texas, which we refer to as the Retail Distribution Center, or RDC, and is dedicated solely to supporting Valero.

We distribute a diverse line of national and private label convenience store products to over 20,000 customer locations. The products we distribute include cigarettes, tobacco, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise and health and beauty care products. For the twelve months ended December 31, 2004, approximately 72% of our net sales came from the cigarette category and approximately 28% of our net sales came from the remaining non-cigarette categories. However, during the same twelve month period, approximately 36% of our gross profit was generated from cigarette categories while approximately 64% of our gross profit was generated from the non-cigarette categories.

We also provide sales and marketing, distribution and logistics services to our customer locations which include a variety of store formats, including traditional convenience retail stores, mass merchandise stores, grocery stores, drug stores, liquor stores, gift shops, specialty stores and other stores that carry convenience products. We distribute approximately 38,000 SKUs of packaged consumable goods to our customers, and also provide an array of information and data services that enable our customers to better manage retail product sales and marketing functions.

Our management team is led by J. Michael Walsh, our President and Chief Executive Officer, who has been with Core-Mark since April 1991. He leads a team of 14 senior managers who have largely overseen the operations of Core-Mark since 1991. Our management has expertise in all of the critical functional areas including logistics, sales and marketing, purchasing, information technology, finance and retail store support.

Industry Overview

Wholesale distributors provide valuable services to both manufacturers of consumer products and convenience retailers. Manufacturers benefit from wholesale distributors’ broad retail coverage, inventory management and efficient processing of small orders. Wholesale distributors provide convenience retailers access to a broad product line, the ability to place small quantity orders, inventory management and access to trade credit. In addition, large full-service wholesale distributors, such as Core-Mark, offer retailers the ability to participate in manufacturer and Company sponsored marketing programs, merchandising and product category management services, as well as the use of information systems that are focused on minimizing retailers’ investment in inventory, while seeking to maximize their sales.

The wholesale distribution industry is highly fragmented and historically has consisted of a large number of small, privately-owned businesses and a small number of large, full-service wholesale distributors serving multiple geographic regions. Relative to smaller competitors, large distributors such as Core-Mark benefit from several competitive advantages including: increased purchasing power, the ability to service chain accounts, economies of scale in sales and operations, the ability to spread fixed corporate costs over a larger revenue base and the resources to invest in information technology and other productivity enhancing technology.

Convenience in-store merchandise includes candy, snacks, fast food, dairy products, beer, non-alcoholic packaged beverages, frozen items, general merchandise, health and beauty care products, other grocery products, cigarettes, cigars and other tobacco products. Aggregate U.S. wholesale sales of convenience store merchandise include wholesale product sales to traditional convenience stores and sales to a variety of alternative convenience retailers, which we refer to as alternative outlets. Alternative outlets include drug stores, mass merchandisers, grocery stores, liquor stores, cigarette and tobacco shops, hotel gift shops, correctional facilities, military exchanges, college bookstores, casinos, video rental stores, hardware stores, airport concessions and movie theatres, and others.

According to the 2005 NACS State of the Industry Report, during 2004, aggregate U.S. traditional convenience retail in-store sales were approximately $132 billion. We estimate that of the products that these stores sell, 45% to 55% of the products are supplied by wholesale distributors such as Core-Mark. The convenience store retail industry gross profit for in-store sales was approximately $39 billion in 2004 which represents an increase of 9.5% over 2003. Over the ten years from 1994 through 2004, convenience in-store sales increased by a compounded annual growth rate of 6.9%. Two of the factors influencing this growth were a 9.9% compounded annual growth rate in cigarette sales and a 3.5% compounded annual growth rate in the number of stores.

The traditional convenience store sector is divided into two principal categories: (1) corporates, defined as corporate-owned and operated chains with a national or multi-region footprint, such as Circle K, Petro-Canada and Valero; and (2) independents and smaller chains, including franchisees, dealers and individually operated locations. Based on the 2005 NACS State of the Industry Report, we estimate independents and smaller chains, those comprising 50 stores or less, represent approximately 76% of traditional convenience store sales in the United States while corporates represented 24%. Conversely, Canadian convenience store sales are dominated by corporates.

We estimate that, as of December 31, 2004, there were over 400 wholesale distributors to traditional convenience store retailers in the United States, approximately 30 of which are broad-line distributors similar to Core-Mark. We believe that Core-Mark and McLane Company, Inc., a subsidiary of Berkshire Hathaway, Inc., are the two largest companies, measured by annual sales, in North America. There are also companies that provide products to specific regions of the country, such as The H.T. Hackney Company in the Southeast, Eby-Brown Company in the Midwest, Mid-Atlantic and Southeast and GSC Enterprises, Inc. in Texas and surrounding states, and several hundred local distributors serving small regional chains and independent convenience stores. In Canada, there are fewer wholesale suppliers as compared to the United States. We believe that Core-Mark is one of the largest wholesale distributors to convenience stores in Canada in terms of annual sales.

Strategy and Competitive Strengths

Our objective is to be the premier broad line supplier to the retail convenience industry in North America. Our ability to successfully compete in our marketplace is founded upon:

•	The integration of marketing, logistics and information systems while maintaining a culture with a strong customer service focus.

•	The continuity, experience and proven ability of our management team.

•	The dedication, commitment and hard work of the 3,650 employees who comprise the Core-Mark family.

•	Successfully balancing a centralized strategy with a decentralized execution.

•	Leveraging economies of scale in operational efficiencies, purchasing power and lower overhead expenses.

Our three primary strategies to sustain our growth and gain customers are:

Grow our Customers’ Sales Profitably.    We believe that our success has been and will continue to be attributed to helping our customers grow their business in a profitable manner. We accomplish this mission primarily through investing in the development and execution of strategic marketing programs which seek to align current consumer demands with the latest in new products, promotion and marketing concepts. Our marketing professionals work to create and/or discover goods and services which will strengthen our customers’ offerings to the public. By providing product evaluations, recommendations, and other similar services, we enhance our customer’s opportunity for increased profitability.

Make it Easy for our Customers to do Business with Us.    Through a carefully crafted framework of customer service personnel, field sales personnel, merchandising representatives, account managers, account directors and executive representatives, we assure that our customers requirements—large and small—are addressed in a timely and professional manner. We complement our personnel with customer service tools such as 1-800 help and support services. Customers can use the internet to access their purchasing history, search an easy-to-use product catalog, manage store pricing online, streamline item purchasing authorization and search a customized account product database. For the more technologically sophisticated customers, we provide computer assisted ordering and other ordering tools designed to make the ordering process as convenient to our customers as possible. We operate a centralized proprietary information system that provides our customers with a reliable and consistent means of accessing and using our services across all regions. We also offer a broad range of customized services including placing merchandise in the store, ordering, rotating and stocking the product on the store shelves, accommodating special delivery schedules and providing comprehensive product category management consultation and coordination. Our business has been built on our unique commitment to flexibility and customization to address the needs of each of our customers.

Execute on the Fundamentals.    We have created and invested in systems, procedures, standards and a culture that ensures our customers consistently receive industry leading order fulfillment rates, on-time deliveries, pricing accuracy and integrity. Our proprietary logistics system coupled with our experience in the integration of hardware and software enables us to deliver high volumes at a very high level of efficiency and accuracy. We believe that the decentralized management of our distribution centers, along with our high standards of service enables us to consistently outperform our competition in customer satisfaction.

In order to execute on these strategies, we leverage the following competitive strengths:

Diversified Product Offerings.    We supply approximately 38,000 SKUs to our customers including cigarettes, tobacco, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise and health and beauty care products. We maintain a diverse and expansive product offering, which allows us to supply the products required by our diverse customer base. By carrying the appropriate product mix and quantities, we have achieved an order fulfillment rate of in excess of 98.5%.

Strong Merchandising Orientation.    We offer leading merchandising initiatives and full-service programs that allow our customers to receive key categories or products through high quality management with weekly in-store merchandising services to drive their sales. We have product merchandisers that are assigned to each participating customer to consult the store on a weekly basis. These merchandisers order, rotate, price, write credits and assist our customers in driving their store sales and profits. In contrast, many of our competitors place the full burden of any merchandising services directly on the customer. Our merchandising expertise results in higher order fulfillment, quality invoicing, product supply integrity and competitive pricing for our customers and increased sales.

Balanced Distribution Network.    We operate a centralized information system that provides our customers with a reliable and consistent means of accessing and using our services across our decentralized distribution center network. Our distribution centers operate on a common information system platform and user procedures that allow a multi-regional customer to conduct business in the same manner across all regions. Our decentralized distribution center network provides the flexibility to meet our customers’ unique product requirements and a targeted on-time delivery rate of 95%. In addition, each distribution center carries the products required by the convenience stores in the particular region in which the distribution center is located. We believe that a key to our long term success is to understand our customers’ business and to meet our customers’ unique requirements. Our decentralized distribution center network enables our distribution center management teams and merchandisers to maintain close relationships with our customers resulting in a greater understanding of their businesses and the ability to meet our customer’s unique requirements.

Systems Suite.    We maintain a high level of operating efficiency by investing in information systems technology, including computerization of buying and financial control functions. The convenience store industry does not have a standard IT platform, therefore actively integrating our customers into our IT platform is a priority. Our Distribution Center Management System, or DCMS, platform provides our distribution centers with the flexibility to adapt to our customers’ IT requirements. Once a customer is integrated into our IT platform, the customer can utilize the decision support services that we provide through eBusiness Exchange, our internet based computer assisted ordering and decision support system. Our eBusiness Exchange enables our customers to access their purchasing history, search an easy to use product catalog, manage store retail pricing online, streamline item authorization and search a customized account product database. These functions enable our customers to leverage our superior information technology to make real time business decisions intelligently. We believe that our eBusiness Exchange helps to solidify our relationships with our customers and drives sales with our customers.

Customers and Marketing

We service approximately 20,000 customer locations in 37 U.S. states and five Canadian provinces. We service traditional convenience stores as well as alternative outlets selling convenience store products. Our traditional convenience store customers include many of the major national and super-regional convenience store operators as well as thousands of multi- and single-store customers. Some of our largest traditional convenience store customers include Alimentation Couche-Tard (the parent company of Circle K stores in the U.S. and Mac’s stores in Canada), Arco am/pm franchisees, ConocoPhillips, Esso Convenience, Kroger (convenience), Maverik Country Stores, Petro-Canada, RaceTrac and Valero. For the year ended December 31, 2004, traditional convenience store customers accounted for approximately 68% of our sales. Our alternative outlet customers comprise a variety of store formats, including drug stores, mass merchandisers, grocery stores, liquor stores, cigarette and tobacco shops, hotel gift shops, correctional facilities, military exchanges, college bookstores, casinos, video rental stores, hardware stores and airport concessions. Some of our other alternative outlet customers include Hudson News, London Drugs, MGM Grand Hotel and Shoppers Drug Mart. Our top ten customers accounted for approximately 28% of our sales in 2004, while our largest customer accounted for less than 7% of our total sales in 2004.

We believe our strength is as a sales and marketing company focused on maximizing our customers’ sales and profits. As of June 30, 2005, approximately one third of our workforce was dedicated to sales and marketing and to directly serving our customers’ merchandising needs. Our sales personnel focus on growing customer profitability, selling marketing programs and obtaining new business. We also have national sales representatives with cross-divisional territorial responsibility that target large chain customers.

Our sales representatives accept and process orders, review account balances and assist with current and new product information. They are responsible for ensuring that customers have an adequate supply of product in their stores and that our customers’ orders are promptly and efficiently processed. Our sales representatives report to our distribution center management teams.

Our merchandisers, working in coordination with our sales representatives, assist in maximizing the amount of product on our customers’ shelves given the limited space available. They oversee marketing programs and identify incremental sales opportunities to be implemented. They are also trained to organize our customer’s stores to maximize our customer’s sales through SmartSet™, our category management program. Our product specialists and category managers provide the merchandisers, along with the sales representatives, information on merchandising strategies relating to our products, promotions and programs.

We have designed and developed several merchandising programs to meet our customers’ needs and increase our customers’ sales and profits, including the following:

•	Arcadia Bay®. A premium branding and sales program providing packaging, equipment and Sara Lee® Arabaca coffee products.

•	Boondoggles®. A proprietary fast food program serving such items as deli sandwiches, wraps, fried chicken, pizza and bakery items.

•	Candy Endcap. A racked sales program focused on best selling candy, gum and mints which is strategically located for impulse sales.

•	Cooler Door. A retailer beverage program that fills cooler space with top brand-name products and new items.

•	Promo Power. A monthly offering of multiple promotional items including new items and special prices.

•	SmartSet™. A program which offers custom designed product displays including such categories as frozen food, bag candy and deli products.

•	SmartStock®. A sales program which designs builds and actively manages product displays by categories.

•	Spacevues. A software program which designs product placement to maximize use of space.

Information Technology Service

Our information technology group provides various advisory services such as information technology strategic planning, development, store automation, and evaluation, selection, integration and training support. In 2002, we launched eBusiness Exchange. eBusiness Exchange is an internet based application that provides a number of generic applications and certain customized applications that can be tailored for specific customers. eBusiness Exchange permits our customers to track the products that they have purchased from us over the prior two years. Providing our customers’ access to their purchasing history permits them to leverage their purchasing history in order to make real time purchasing decisions intelligently.

Sales, Products and Suppliers

The following table summarizes our cigarette and other product sales over the past five years as a percent of our net sales:

	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
Cigarettes
Net sales (in millions)	$3,048.2	$3,049.8	$3,368.4	$2,473.1	$2,174.7
Gross Profit (in millions)(2)(3)	$87.3	$106.7	$129.3	$82.6	$71.3
% of Total Sales	72%	71%	72%	72%	72%
% of Gross Profit	36%	40%	42%	39%	37%

All other products
Net sales (in millions)	$1,174.2	$1,274.5	$1,293.7	$951.9	$860.7
% of Total Sales	28%	29%	28%	28%	28%
% of Gross Profit	64%	60%	58%	61%	63%

Total Net Sales (in millions)	$4,222.4	$4,324.3	$4,662.1	$3,425.0	$3,035.4

Gross Profit (in millions)	$240.2	$269.4	$308.3	$213.8	$195.1

(1)	The years 2004, 2003 and 2002 include the results of the Atlanta, Georgia, Leitchfield, Kentucky and Minneapolis, Minnesota convenience distribution centers previously operated by Fleming. The data for 2000 and 2001, during which time we did not operate these distribution centers, is not available. The information provided for the periods prior to August 23, 2004 relates to the Predecessor Company, while the information after August 23, 2004 is that of the Successor Company. We have combined the Predecessor Company and Successor Company periods in 2004 for convenience of discussion (See Selected Financial Information contained in this registration statement for further discussion). (See Note 3—Fresh-Start Accounting to the consolidated financial statements).

(2)	Includes (i) cigarette inventory holding profits related to manufacturer price increases and increases in excise taxes and (ii) LIFO effects.
(3)	Includes private label merchandising proceeds in 2000-2003 (See Management’s Discussion and Analysis of Financial Condition and Results of Operations within this registration statement for further discussion).

Cigarette Products.    We purchase cigarette products from all the major U.S. and Canadian manufacturers. With cigarettes accounting for over 72% of our net sales revenue in 2004, we control major purchases of cigarettes centrally in order to minimize routine inventory levels and to maximize cigarette purchasing opportunities. The daily replenishment of inventory and brand selection is controlled by our distribution centers.

Although U.S. cigarette consumption has declined since 1980, we have benefited from a shift in sales to the convenience store segment. According to the 2005 NACS State of the Industry Report, the convenience store portion of aggregate U.S. cigarette sales increased from approximately 38% in 1993 to 62% in 2004. Total cigarette consumption also declined in Canada as illustrated by consumption statistics available for the years 1995 through 2004.

The following table illustrates U.S. cigarette consumption since 1950 and Canadian cigarette consumption since 1995.

	Total U.S. Consumption(1)	Total Canadian Consumption(2)
Year	(in billions of cigarettes)	(in billions of cigarettes)
1950	375.8	—
1960	484.4	—
1970	536.4	—
1980	631.5	—
1990	525.0	—
1995	487.0	45.4
2000	430.0	42.8
2001	425.0	41.2
2002	415.0	36.1
2003	400.0	33.7
2004	390.0	32.3

(1)	Source: USDA Economic Research Service: Tobacco Situation and Outlook Yearbook (December 2004).
(2)	Source: Canadian Tobacco Manufacturers Council—Report 1995 to 2004 (December 2004).

We have no long-term cigarette purchase agreements and buy substantially all of our products on an as needed basis. Cigarette manufacturers historically have offered structured incentive programs to wholesalers based on maintaining market share and executing promotional programs. These programs have been significantly decreased by several major manufacturers, including Philip Morris and R.J. Reynolds, and are subject to change by the manufacturer without notice.

In order to limit our potential tobacco related liabilities, we do not purchase cigarettes from non-MSA manufacturers for sale in MSA states. The benefits of the MSA do not apply to sales of cigarettes manufactured by non-MSA manufacturers. In November 1998, the major United States tobacco product manufacturers entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. The MSA and other state settlement agreements settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the major U.S. cigarette manufacturers from various additional present and potential future claims; imposed a stream of future payment obligations on major U.S. cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes. As a result of purchasing cigarettes for sale in MSA states exclusively from manufacturers that are parties to the MSA, we are adversely impacted by increases in competitive promotional spending and deep-discount brand growth. Deep-discount brands are brands manufactured by companies that are not original participants to the MSA, and accordingly, do not have cost structures burdened with MSA-related payments to the same extent as the original participating manufacturers. As a result, the premium, or full, price tier of cigarettes has been negatively impacted by widening price gaps in the prices between those brands and the deep-discount brands for the past several years.

Excise taxes on cigarettes and other tobacco products are imposed by the various states, localities and provinces and are a significant component of our cost of sales. During 2004, we paid approximately $972 million of excise taxes in the U.S. and Canada. As of January 1, 2005, state cigarette excise taxes in the U.S. jurisdictions we serve ranged from 3 cents per pack of 20 cigarettes in Kentucky to $2.00 per pack of 20 cigarettes in Michigan. In the Canadian jurisdictions we serve, provincial excise taxes ranged from C$1.665 per pack of 20 cigarettes in Ontario to C$4.20 per pack of 20 cigarettes in the Northwest Territories.

Food and Non-Food Products. The food product category includes candy, snacks, fast food, grocery and non-alcoholic beverages. The non-food product category includes general merchandise, health and beauty care products and tobacco products other than cigarettes. Food and non-food product categories account for nearly 28% of our sales but approximately 64% of our gross profit. We structure our marketing and merchandising programs around these higher margin products.

Our Suppliers. We purchase products for resale from approximately 3,500 trade suppliers and manufacturers located across the United States and Canada. In 2004, we purchased approximately 66% of our products from our top 20 suppliers, with our top two suppliers, Philip Morris and R.J. Reynolds, representing approximately 25% and 16% of our purchases, respectively. We coordinate our purchasing from suppliers by negotiating, on a corporate-wide basis, special arrangements to obtain volume discounts, additional allowances and rebates, while also taking advantage of promotional and advertising allowances offered to us as a wholesale distributor. In addition, buyers in each of our distribution facilities purchase products, particularly food, directly from the manufacturers, improving product availability for individual markets and reducing our inventory investment.

We have historically operated without purchase contracts with our major vendors, instead relying on relationships based on industry trade practices. Immediately following the Fleming bankruptcy, the trade credit terms that we had been enjoying were substantially reduced or eliminated by our vendors. We have restored credit terms with nearly all of our vendors, but some of these credit terms are less favorable than those provided to us prior to Fleming’s bankruptcy due in part to changes in industry credit terms.

Operations

We operate a total of 24 distribution centers. We have operations in the Western United States consisting of 15 distribution centers located in California, Colorado, Nevada, New Mexico, Oregon, Texas, Utah and Washington; the Southeastern and Midwestern United States consisting of three distribution centers located in Georgia, Kentucky and Minnesota; and Canada consisting of four distribution centers located in Alberta, British Columbia and Manitoba. Two of our 24 distribution centers, Artic Cascade and Allied Merchandising Industry, are consolidating warehouses which buy products from our suppliers in bulk quantities and then distribute the products to our other Western distribution centers. By using Artic Cascade, located in Sacramento, California, to obtain products at lower cost from frozen product vendors, we are able to offer a broader selection of quality products to retailers at more competitive prices. Allied Merchandising Industry purchases the majority of our non-food products, other than cigarettes, for our Western distribution centers enabling us to reduce our overall general merchandise and health and beauty care product inventory. Two of the facilities that we operate are in our role as a third party logistics provider. One distribution facility located in Phoenix, Arizona, referred to as the ADC, is dedicated solely to supporting the logistics and management requirements of one of our major customers, Circle K. In April 2005, we began operating a second third party logistics distribution facility located in San Antonio, Texas, referred to as the Valero Retail Distribution Facility, or RDC, which is dedicated solely to supporting Valero.

Map of Operations

We purchase a variety of brand name and private label products, totaling approximately 38,000 SKUs, including approximately 2,500 SKUs of cigarette and other tobacco products, from our suppliers and manufacturers. We offer customers a variety of food and non-food products, including candy, snacks, fast food, groceries, non-alcoholic beverages, general merchandise and health and beauty care products.

A typical convenience store order is comprised of a mix of dry, frozen and chilled products. In 2004, receivers, stockers, order selectors, stampers, forklift drivers and loaders received, stored and picked nearly 300 million items (a carton of 10 packs of cigarettes is one item) or 43 million cubic feet of product, while limiting the order-item error rate to about two errors per thousand items shipped.

Distribution Center Management System.    We have developed a proprietary distribution center management system, or DCMS, which integrates billing, accounts payable, inventory management and other applications specific to our business. Our DCMS permits us to predetermine the staffing needs to balance all pick lines; monitor the real-time status of all order selectors and pick lines; and track productivity performance for each order selector. We currently have three data centers and approximately 39 information technology, or IT, professionals. We use DCMS to process order entry, generate electronic customer pick lists for the warehouse, control inventory, schedule customer deliveries, generate purchase orders and customer invoices, process payment to suppliers, process cash collections on accounts receivable, and maintain our accounting records. We have redundancy among our three data centers and all information contained in our data centers is backed-up three times per day. We also contract with a third party to back up the information in our data centers. Our redundancy and information back-up procedures ensure that we will be able to continue to service our customers in the event of a disruption at one of our data centers. A primary responsibility of our IT professionals is to integrate our customers onto our IT platform.

Each day, each distribution center receives several hundred orders, primarily through hand held computer devices known as Telxon units or Electronic Data Interchange, or EDI, technology.

•	Telxon Units. Telxon units are handheld order entry devices that are provided to each participating store location. Orders can be scanned or keyed in by the Core-Mark item number or Universal Product Code and then transmitted via modem to our order collection system.

•	Electronic Data Interchange. EDI allows the customer to electronically transmit orders and other customer requests eliminating all paperwork. Transaction types using EDI technology include purchase order, invoice, payment notification, price change notification, price and sales catalogue and functional acknowledgement. We also use EDI with many major suppliers and currently have over 200 standard EDI trading partners. EDI technology has allowed us to support and integrate computer assisted ordering with our customers and continuous product replenishment programs with our suppliers.

We also use the following automated ordering systems:

•	Computer Assisted Ordering (CAO). We are connected to certain customers with automated store-to-warehouse ordering capability. Optical barcode scanners enable our customers to track sales and inventory levels, and, using this data generate a recommended order. After a review by the store manager, the order is automatically transmitted to us for processing.

•	Continuous Replenishment Program (CRP). We are connected with several major suppliers which enables automated product replenishment purchasing. CRP has lowered inventory stored in our distribution centers and increased product fulfillment rates for our customers.

Fulfillment / Picking.    Product picking (the selection of ordered products from the warehouse storage slots, known as the pick line or flow rack) affects order fulfillment rates, delivery time and labor costs. The various items needed to fulfill a customer’s order are collected, batched together and loaded onto trucks to correspond with the delivery of our customers’ orders. Pick line product replenishment is accomplished using the following technology driven restocking techniques individualized to the requirements of the product category:

•	Batch Order Selection System (BOSS). We have converted most of our distribution facilities to a batch order selection system, which permits more efficient handling of full cases of products. Approximately 54% of our products are shipped in full case form. The basic concept of BOSS is that productivity and cost savings can be achieved by picking multiple orders simultaneously instead of picking one order at a time. In addition to significant labor savings, the investment in material handling equipment is reduced.

•	Planned Item Retrieval (PIR). PIR, a storage system, increases utilization and decreases warehouse travel time at the majority of our distribution centers. Usually coupled with a BOSS installation, PIR uses reduced width aisles to create high density storage. The system is designed for selection at all levels, floor to ceiling, enabling slower moving product to be stored in a fraction of the floor space. The slower moving items are stored in the PIR, pre-picked, and merged with faster moving product using BOSS systems and procedures.

•	Pick-To-Light. We have installed Pick-to-Light systems to assist with orders placed in less than full-case quantities. The order selector can pick an order by traveling down the face of a flow rack shelving unit and responding to a computer-driven system of lights and displays. The system directs the order selector’s activities on the line and starts each order at the appropriate location helping to eliminate unproductive travel time and distance.

We use additional systems and programs to improve the accuracy and efficiency of receiving products and picking orders. This includes a radio frequency system for product receiving and movement that improves accuracy and efficiency through paperless, real-time inventory movement and control. Wireless hand-held computer terminal devices carried by warehouse employees provide interactive sessions to the host computer. This allows for instantaneous updates to the inventory file as the employee moves through the warehouse. When items are received in a warehouse, the receiving clerk enters the purchase order number and each item on the purchase order is displayed on the handheld terminal advice. When all items have been scanned and counted, the hand-held device automatically determines whether there are any discrepancies. We also employ an on-line verification system which tracks the containers (called totes) in which customer product is packed. This improves the accuracy of our inventory tracking and reduces overall labor costs.

Distribution

At June 30, 2005, we had approximately 690 transportation department personnel, including delivery drivers, shuttle drivers, routers, training supervisors and managers who focus on achieving safe, on-time deliveries. Our daily orders are picked and loaded nightly in reverse order of scheduled delivery. At June 30, 2005, our trucking system consisted of approximately 390 tractors, trucks and vans, of which nearly all were leased. Fuel consumption for the six months ended June 30, 2005 totaled approximately $4.1 million. Our trailers are typically owned by us and have refrigerated compartments that allow us to deliver frozen and chilled products alongside non-refrigerated goods.

We employ a computerized truck routing system that automatically determines a route for the truck to accommodate the delivery times requested by the customer. The system automatically determines the stop order sequence of the truck using the specific geography, mapping of the area and required customer delivery windows, while minimizing the miles driven and the required labor time.

We have invested in various security and productivity systems which enable us to track the location of our trucks on a computer screen on a real-time basis. These systems provide a number of benefits, including automatic generation of the driver logs mandated by the Department of Transportation, recording certain metrics of a truck during motion for accident investigation, tracking the driver’s performance in driving the vehicle, tracking excessive idle time for fuel cost reduction and monitoring speed for safety.

Competition

We believe that there are over 400 traditional convenience wholesalers in the United States. We compete directly with a subsidiary of Berkshire Hathaway Inc., McLane Company, Inc., the largest distributor of tobacco products in the United States. We also compete with regional distributors, such as The H.T. Hackney Company in the Southeast, Eby-Brown Company in the Midwest, Mid-Atlantic and Southeast, GSC Enterprises, Inc. in Texas and surrounding states, and Wallace and Carey, Inc. in Canada, as well as hundreds of local distributors serving small regional chains and independents. In addition, we also compete with manufacturers who deliver their products directly to convenience stores, such as Coca-Cola bottlers, Frito Lay and Interstate Bakeries.

Competition within the industry is primarily based on service, price and variety of products offered, schedules and reliability of deliveries, and the range and quality of the services provided. We operate from a perspective that focuses heavily on providing competitive pricing as well as outstanding customer service as evidenced by our decentralized distribution centers, order fulfillment rates, on time deliveries and merchandising support. At least one of our major competitors operates on a logistics model that concentrates on competitive pricing, using large distribution centers and providing competitive order fulfillment rates. This logistics model, however, could result in uncertain delivery times and leaves the customer to perform all of the merchandising functions. Many of our small competitors focus on customer service from small distribution facilities and concentrate on long-standing customer relationships. We believe that our unique combination of price and service is a compelling combination that is highly attractive to customers and results in our increasing growth.

Since the tobacco industry’s master settlement agreement, or MSA, was signed in November 1998, we have experienced increased wholesale competition for cigarette sales. Competition amongst cigarette wholesalers is primarily on the basis of service, price and variety. Competition among manufacturers for cigarette sales is primarily based on brand positioning, price, product attributes, consumer loyalty, promotions, advertising and retail presence. Cigarette brands produced by the major tobacco product manufacturers generally require competitive pricing, substantial marketing support, retail programs and other financial incentives to maintain or improve a brand’s market position. Increased selling prices and higher cigarette taxes have resulted in the growth of deep-discount brands. Deep-discount brands are brands manufactured by companies that are not original participants to the MSA, and accordingly, do not have cost structures burdened with MSA-related payments to the same extent as the original participating manufacturers. Historically, major tobacco product manufacturers have had a competitive advantage in the United States because significant cigarette marketing restrictions and the scale of investment required to compete made gaining consumer awareness and trial of new brands difficult. However, since the MSA was signed in November 1998, the category of deep-discount brands manufactured by smaller manufacturers or supplied by importers has grown substantially.

As a result of purchasing cigarettes for sale in MSA states exclusively from manufacturers that are parties to the MSA, we are adversely impacted by increases in deep-discount brand growth. We believe that non-MSA manufacturers that sell deep-discount brands have steadily increased their combined market share of cigarette sales. The premium and discount cigarettes subject to the MSA that we sell have been negatively impacted by widening price gaps in the prices between those brands and the deep-discount brands for the past several years. As a result, our operations may be negatively impacted as sales of premium cigarettes and other tobacco products that we sell decline. Non-MSA cigarettes sold in MSA states also may be subject to additional legal liabilities.

We also face competition due to the diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes in non-taxable jurisdictions, inter-state and international smuggling of cigarettes, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes and increased imports of foreign low priced brands. The competitive environment has been characterized by a continued influx of cheap products, and higher prices due to higher state excise taxes and list price increases for cigarettes manufactures by parties to the MSA. As a result, the lowest priced products of manufacturers of numerous small share brands manufactured by companies that are not parties to the MSA have increased their market share, putting pressure on the profitability of the premium cigarettes that we sell.

Seasonality

Our quarterly operating results are affected by seasonality due to the nature of our customers’ business. Specifically, we typically generate higher revenues and gross profits during the warm weather months (May through August) than in other times throughout the year. While each period may have many elements that affect sales, the seasonal trends are illustrated by the following table:

	% of Full Year Sales by Quarter
	March 31	June 30	September 30	December 31
2004	22.9	25.3	26.7	25.1
2003	25.4	26.3	25.4	22.9
2002	21.6	24.9	29.1	24.4
2001	22.0	25.7	26.4	25.9
2000	23.8	25.4	25.8	25.0
1999	22.2	24.9	26.8	26.1
1998	22.7	24.6	26.6	26.1

1998 – 2004 average sales	22.9	25.3	26.7	25.1
1998 – 2002 average sales(1)	22.5	25.1	26.9	25.5

(1)	2003 and 2004 were excluded as the Fleming bankruptcy had an adverse impact on sales and is not representative of our seasonal activity.

Working Capital Practices

We sell products on credit terms to our customers that averaged, as measured by days sales outstanding, about 11 days for 2004 and about 10 days for the six months ended June 30, 2005. Credit terms may impact pricing and are competitive within our industry. An increasing number of our customers remit payment electronically which reduces the labor involved in processing payments. Canadian days sales outstanding in receivables tend to be lower as Canadian industry practice is for shorter credit terms than those in the United States.

We maintain our inventory of products based on the level of sales of the particular product and manufacturer replenishment cycles. The number of days a particular item of inventory remains in our distribution centers varies by product and is principally driven by the turnover of that product and economic order quantities. We typically order additional amounts of certain critical products to assure high order fulfillment levels. During 2004, the number of days of cost of sales in inventory averaged about 13 days and during the six months ended June 30, 2005 it averaged approximately 14 days. During the six months ended June 30, 2005, the higher levels were caused in part due to the start up of sales to three new large customers.

We obtain terms from our vendors within industry terms and consistent with our credit standing. Vendor terms vary depending on individual vendor policies and also may vary between product categories. We take advantage of the full complement of vendor offerings including early payment terms. During 2004 and for the six months ended June 30, 2005, days purchases outstanding averaged approximately 8 days, with a range of two days prepaid to 30 days credit and was significantly affected by the cigarette industry where the leading vendors provide incentives for prepayment. This average includes the impact of tobacco taxes payable.

The days outstanding averages presented in this Working Capital Practices section are calculated using month-end averages.

Employees

As of June 30, 2005, we had approximately 3,650 employees. Four of our distribution centers, Hayward, Las Vegas, Victoria and Calgary, employ people who are covered by collective bargaining agreements with local affiliates of The International Brotherhood of Teamsters (Hayward and Las Vegas), United Food and Commercial Workers (Calgary) and United Steelworkers of America (Victoria). Approximately 230 employees, or approximately 6%, of our workforce are unionized. There have been no disruptions in customer service, strikes, work stoppages or slowdowns as a result of union activities, and we believe we have satisfactory relations with our employees.

Facilities

Our headquarters are located in South San Francisco, California, and we operate distribution centers throughout the United States and Canada. We have operations in the Western United States consisting of 15 distribution centers located in California, Colorado, Nevada, New Mexico, Oregon, Texas, Utah and Washington; the Eastern and Midwestern United States consisting of three distribution centers located in Georgia, Kentucky and Minnesota; and Canada consisting of four distribution centers located in Alberta, British Columbia and Manitoba. Two of our 24 distribution centers, Artic Cascade and Allied Merchandising Industry, are consolidating warehouses which buy products from our suppliers in bulk quantities and then distribute the products to our other Western distribution centers. By using Artic Cascade, located in Sacramento, California, to obtain products at lower cost from frozen product vendors, we are able to offer a broader selection of quality products to retailers at more competitive prices. Allied Merchandising Industry, located in Corona, California, purchases the majority of our non-food products, other than cigarettes, for our Western distribution centers enabling us to reduce our overall general merchandise and health and beauty care product inventory. Each facility is equipped for receiving, stocking, order selection and loading customer orders on trucks for delivery. Each facility provides warehouse, distribution, sales and support functions for its geographic area under the supervision of a division president and operates under a common set of performance metrics.

We also operate as a third party logistics provider at two additional distribution facilities. One distribution facility located in Phoenix, Arizona, referred to as the Arizona Distribution Center, or the ADC, is dedicated solely to supporting the logistics and management requirements of one of our major customers, Circle K. In April 2005, we began operating a second third party logistics distribution facility, located in San Antonio, Texas, referred to as the Valero Retail Distribution Center, or RDC, which is dedicated solely to supporting Valero.

Regulation

As a distributor of food products, we are subject to the Federal Food, Drug and Cosmetic Act and regulations promulgated by the U.S. Food and Drug Administration, or FDA. The FDA regulates the holding requirements for foods through its current good manufacturing practice regulations, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels. A limited number of the over-the-counter medications that we distribute are subject to the regulations of the U.S. Drug Enforcement Administration. The products we distribute are also subject to federal, state and local regulation through such measures as the licensing of our facilities, enforcement by state and local health agencies of state and local standards for the products we distribute and regulation of the our trade practices in connection with the sale of our products. Our facilities are inspected periodically by federal, state and local authorities including the Occupational Safety and Health Administration under the U.S. Department of Labor which require us to comply with certain health and safety standards to protect our employees.

We are also subject to regulation by numerous other federal, state and local regulatory agencies, including but not limited to the U.S. Department of Labor, which sets employment practice standards for workers, and the U.S. Department of Transportation, which regulates transportation of perishable goods, and similar state and local agencies. Compliance with these laws has not had and is not anticipated to have a material effect on our results of operations.

We voluntarily participate in random quality inspections conducted by the American Institute of Baking, or AIB. The AIB publishes standards as a tool to permit operators of distribution centers to evaluate the food safety risks within their operations and determine the levels of compliance with the standards. AIB conducts an inspection which is composed of food safety and quality criteria. AIB conducts its inspections based on five categories, adequacy of the company’s food safety program, pest control, operational methods and personnel practices, maintenance of food safety and cleaning practices. Within these five categories, the AIB evaluates over 100 criteria items. AIB’s independent evaluation is summarized and posted on its website for our customer’s review. In 2004, nearly 90% of our distribution centers received the highest rating from the AIB and the remaining distribution centers received the second highest rating.

Registered Trademarks

We have registered trademarks including the following: Arcadia Bay®, Arcadia Bay Coffee Company®, Boonaritos™, Boondoggles®, Cable Car®, Core-Mark®, Core-Mark International®, EMERALD®, Feastona®, Java Street®, and SmartStock®.

Segment and Geographic Information

We operate in two reportable segments—the United States and Canada. See Note 17—Segment and Geographic Information to our audited financial statements and Note 10—Segment and Geographic Information to our unaudited interim financial statements for segment and geographic information.

Available Information

Core-Mark will be a reporting registrant under the Securities Exchange Act of 1934, as amended, on the effective date of this Registration Statement. Our corporate headquarters are located at 395 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080. The telephone number of our corporate headquarters is (650) 589-9445. Our website address is http://www.core-mark.com. The information included on our website is not included as a part of, or incorporated by reference into, this registration statement.

We will make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have filed or furnished such material to the Securities and Exchange Commission.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and formation statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2.	FINANCIAL INFORMATION

(a) SELECTED FINANCIAL INFORMATION

The information in the Selected Financial Data table below reflects the Successor Company and Predecessor Company (as defined below) results of operations and financial condition of the following entities:

Core-Mark Holding Company, Inc., or Core-Mark, is the ultimate parent holding company for all of our operations, including Core-Mark International, Inc., or CMI, Head Distributing Company, Inc., or Head Distributing, Minter Weisman Company, or Minter Weisman, and a convenience distribution center located in Leitchfield, Kentucky. References to the Eastern Distribution Centers refer to Head Distributing, Minter Weisman and the Leitchfield, Kentucky distribution center.

On April 1, 2003 Fleming Companies, Inc. (Fleming), including its subsidiaries, filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. On July 27, 2004, the bankruptcy court confirmed Fleming’s Plan of Reorganization, or the Plan. The Plan provided for the reorganization of the debtors around CMI and its subsidiaries, including the Eastern Distribution Centers, as indirect wholly owned subsidiaries of Core-Mark. On August 23, 2004 (Effective Date) the Plan was declared effective by the bankruptcy court and the Company emerged from the Fleming bankruptcy. In connection with the emergence from bankruptcy, Core-Mark implemented American Institute of Certified Public Accountants (AICPA) Statement of Position 90-7 (SOP 90-7) Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. All financial information prior to August 23, 2004 is identified as relating to the Predecessor Company. All financial information after August 22, 2004 relates to the Successor Company (See Note 2—Summary of Significant Accounting Policies and Note 3—Fresh-Start Accounting to the consolidated financial statements).

Basis of Presentation

The following financial information for periods prior to August 23, 2004 relates to the Predecessor Company and financial information for periods after August 23, 2004 relates to the Successor Company.

The selected consolidated financial data of the Successor Company for the six months ended June 30, 2005 and for the period August 23, 2004 through December 31, 2004, and of the Predecessor Company for the periods January 1, 2004 through August 22, 2004 and for the years ended December 31, 2003 and 2002 as described below, reflect the consolidated results of operations, financial position, and cash flows of Core-Mark, CMI and the Eastern Distribution Centers. However, the consolidated financial statements reflect the results of operations of Head only following its acquisition in April of 2002. The selected consolidated financial data of the Successor Company for the unaudited six months ended June 30, 2005 and of the Predecessor Company for June 30, 2004 are derived from Core-Mark’s unaudited interim consolidated financial statements included in this registration statement.

The selected consolidated financial data for the periods from August 23, 2004 through December 31, 2004, January 1, 2004 through August 22, 2004 and for the years ended December 31, 2003 and 2002 are derived from Core-Mark’s audited consolidated financial statements included in this registration statement. The balance sheet data as of December 31, 2002 are derived from audited consolidated financial statements that are not included in this registration statement.

The selected consolidated financial data for the years ended December 31, 2001 and 2000 are derived from our audited consolidated financial statements not included in this registration statement and exclude the Eastern Distribution Centers, which are included in our results of operations only for periods commencing on or after January 1, 2002.

The following financial data should be read in conjunction with the consolidated financial statements and notes thereto, and with Item 2(b), Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SELECTED CONSOLIDATED FINANCIAL DATA

	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Period from August 23 through December 31,	Period from January 1 through August 22,	Year Ended December 31,
(in millions except per share amounts)	(unaudited)	(unaudited)	2004	2004	2003	2002	2001(a)	2000(a)
Statement of Operations Data:
Net sales(a)	$2,347.9	$2,036.3	$1,549.3	$2,673.1	$4,324.3	$4,662.1	$3,425.0	$3,035.4
Gross profit(b)	135.9	114.2	90.4	149.8	269.4	308.3	213.9	195.1
Warehousing and distribution expenses	65.4	59.1	42.6	78.7	130.2	131.8	92.6	84.3
Selling, general and administrative expenses	53.0	47.4	35.1	59.3	98.3	93.2	77.9	73.5
Goodwill and other long-lived asset impairment(c)	—	—	—	—	291.4	—	—	—
Income (loss) from operations	17.0	7.7	12.3	11.8	(252.2)	79.8	44.2	34.9
Interest expense, net(d)	6.2	3.8	4.8	4.4	5.4	8.2	11.1	12.9
Reorganization items, net(e)	—	1.7	0.8	(70.0)	7.3	—	—	—
Income (loss) from continuing operations	5.8	1.4	3.4	50.7	(265.2)	39.5	17.5	11.1
Income (loss) from discontinued operations	—	—	—	—	(2.8)	0.3	—	—
Net income (loss)	5.8	1.4	3.4	50.7	(268.0)	39.8	17.5	11.1
Per Share Data(f):
Basic income (loss) per common share:
Continuing operations	$0.59	$0.14	$0.35	$5.17	$(27.06)	$4.03	$1.79	$1.13
Discontinued operations	—	—	—	—	$(0.29)	$0.03	—	—
Net income (loss)	$0.59	$0.14	$0.35	$5.17	$(27.35)	$4.06	$1.79	$1.13
Diluted income (loss) per common share:
Continuing operations	$0.56	$0.14	$0.35	$5.17	$(27.06)	$4.03	$1.79	$1.13
Discontinued operations	—	—	—	—	$(0.29)	$0.03	—	—
Net income (loss)	$0.56	$0.14	$0.35	$5.17	$(27.35)	$4.06	$1.79	$1.13
Shares used to compute net income (loss) per share:
Basic	9.8	9.8	9.8	9.8	9.8	9.8	9.8	9.8
Diluted	10.4	9.8	9.8	9.8	9.8	9.8	9.8	9.8
Other Financial Data:
Excise taxes(g)	547.3	464.6	355.0	616.5	897.0	780.7	626.5	597.5
Cigarette inventory holding profits(h)	5.1	0.2	1.1	0.2	7.2	9.8	5.8	4.8
LIFO expense (income)(b)	3.2	2.1	1.8	2.7	(2.1)	(16.7)	5.6	6.3
Depreciation and amortization(i)	7.2	5.6	4.7	7.0	9.9	12.2	9.7	8.9
Stock-based compensation	2.0	—	0.9	—	—	—	—	—
Capital expenditures	3.4	4.7	5.7	6.4	8.4	5.5	7.9	7.6

	As of June 30, 2005	As of June 30, 2004	As of December 31, 2004	As of August 22, 2004	As of December 31, 2004
					2003	2002	2001(a)	2000(a)
Balance Sheet Data
Total assets	$521.4	$498.3	$503.6	$517.2	$513.8	$773.4	$390.1	$374.9
Total debt, including current maturities(d)	77.1	—	77.5	118.7	—	—	163.5	186.6

(a)	The data for the years and periods ended December 31, 2001 and 2000 exclude the Eastern Distribution Centers. Net sales of the Eastern Distribution Centers were $209.0 million and $364.7 million for the periods from August 23, 2004 to December 31, 2004 and from January 1, 2004 to August 22, 2004, respectively, and $766.7 million and $1,072.5 million for the years ended December 31, 2003 and 2002, respectively.
(b)	During the year ended December 31, 2002, Core-Mark recognized last-in first-out (LIFO) income of $16.7 million, primarily due to a decline in inventories during the period January 1, 2002 to June 17, 2002, when CMI was acquired by Fleming. For more information on the impact of the LIFO inventory valuation method see Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(c)	Impairment of goodwill and other long-lived assets in 2003 was the result of the Fleming bankruptcy.
(d)	Interest expense, net includes interest expense, net of interest income. At December 31, 2003 and December 31, 2002, Core-Mark was operating as a subsidiary of Fleming and did not have debt. Interest expense for the period from June 17, 2002, when Core-Mark was acquired by Fleming to August 22, 2004 was imputed as required under SAB Topic 1.B (See Note 2—Summary of Significant Accounting Policies to the consolidated financial statements).
(e)	Reorganization items, net: in 2003 consists of bankruptcy related costs including bankruptcy professional fees and provisions for uncollectible balances related to disputes with vendors arising out of bankruptcy; for the period from January 1, 2004 through August 22, 2004 consists of fresh-start accounting adjustments, including a $5.8 million adjustment to reflect the fair value of assets and liabilities, a $66.1 million net gain on the discharge of pre-petition debt, and other bankruptcy related costs including professional fees of $1.6 million; and for the period from August 23 to December 31, 2004 includes primarily bankruptcy related professional fees.
(f)	For the Predecessor Company, basic net income (loss) per share and diluted net income (loss) per share have been computed by dividing net income (loss) for the period by the 9,800,000 shares of Core-Mark common stock outstanding after emergence from bankruptcy.
(g)	State and provincial cigarette and tobacco excise taxes paid by the Company are included in net sales and cost of goods sold.
(h)	Cigarette inventory holding profits represent income related to cigarette and excise tax stamp inventories on hand at the time either cigarette manufacturers increase their prices or states increase their excise taxes. This income is recorded as an offset to cost of goods sold and recognized as the inventory is sold. This income is not predictable and is dependent on inventory levels and the timing of manufacturer price increases or state excise tax increases.
(i)	Depreciation and amortization includes depreciation on property and equipment, amortization of purchased intangibles and goodwill, and other deferred charges.

(b) MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of Core-Mark’s business, critical accounting policies and its consolidated results of operations and financial condition. Following an introduction and overview is an executive summary providing significant highlights of the operations and business initiatives. The critical accounting policies disclose certain accounting policies that are material to Core-Mark’s results of operations and financial condition for the periods presented. The discussion and analysis of Core-Mark’s results of operations is presented in three comparative sections, 2004 compared with 2003, 2003 compared with 2002, and the unaudited six months ended June 30, 2005 compared with the six months ended June 30, 2004. Disclosures related to seasonality, liquidity and financial condition and contractual obligations and commitments complete management’s discussion and analysis. The information in this Management’s Discussion and Analysis contains certain forward-looking statements, which reflect our current view with respect to future events and financial performance. Any such forward looking statements are subject to risks and uncertainties that could cause our actual results of operations to differ materially from historical results or current expectations. (See Special Note Regarding Forward Looking Statement on page ii and Item 1—Business—Risk Factors beginning on page 5.) This discussion and analysis should be read in conjunction with Core-Mark’s consolidated financial statements and related notes thereto.

Overview

Core-Mark is one of the leading wholesale distributors to the convenience store industry in North America, providing sales and marketing, distribution and logistics services to customer locations across the United States and Canada. We operate a network of 24 distribution centers in the United States and Canada, distributing a diverse line of national and private label convenience store products to approximately 20,000 customer locations. The products we distribute include cigarettes, tobacco, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise, and health and beauty care products. We service a variety of store formats including traditional convenience stores, grocery stores, drug stores, mass merchandise stores, liquor stores and other stores that carry convenience products.

We derive our net sales primarily from sales to convenience store customers. We deliver products to our customers using delivery vehicles dispatched from our distribution centers. Our gross profit is generated by applying a markup to the cost of the product at the time of the sale and from revenue generated from our vendors in the form of credit term discounts and other vendor programs. Our operating expenses are comprised primarily of: sales personnel costs; warehouse personnel costs related to receiving, stocking, and selecting product for delivery; delivery costs such as delivery personnel, truck leases and fuel; costs relating to the rental and maintenance of our facilities, and other general and administrative costs.

Background

Core-Mark Holding Company, Inc. was incorporated on August 20, 2004 as the ultimate parent company for Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., and Core-Mark International’s wholly owned subsidiaries pursuant to a plan of reorganization, the Plan, following a bankruptcy petition as described below.

In June 2002, Fleming Companies, Inc., or Fleming, acquired Core-Mark International. After the acquisition, Core-Mark International’s management continued to operate Core-Mark International’s distribution business and began integrating Fleming’s convenience distribution centers into Core-Mark International’s operations.

On April 1, 2003 Fleming filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The debtor-in-possession entities comprising Core-Mark were included in the Chapter 11 proceedings as Core-Mark had guaranteed Fleming’s debt. The Plan, which became effective on August 23, 2004, provided for the reorganization of the debtors around Core-Mark. Fleming’s other assets and liabilities were transferred to two special-purpose trusts, and its remaining direct and indirect subsidiaries have been dissolved or are in the process of being dissolved.

On August 23, 2004, Core-Mark emerged from the Fleming bankruptcy and reflected the terms of the Plan in its consolidated financial statements, applying the terms of the American Institute of Certified Public Accountants Statement of Position 90-7 (SOP 90-7), Financial Reporting by Entities in Reorganization under the Bankruptcy Code with respect to financial reporting upon emergence from bankruptcy (fresh-start accounting).

Pursuant to fresh-start accounting rules, a new reporting entity, which we refer to as the Successor Company, was deemed to be created and the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values at the time of emergence from bankruptcy and are based on management’s assessments which considered independent valuations where applicable. The effective date of Core-Mark’s emergence from bankruptcy was August 23, 2004. All financial information prior to August 23, 2004 is identified as relating to the Predecessor Company. All financial information after August 22, 2004 relates to the Successor Company.

In applying fresh-start accounting to our August 23, 2004 consolidated financial statements, adjustments to reflect the fair value of assets and liabilities amounted to $5.8 million in reorganization items, net. The adjustment was primarily attributable to ascribing value to intangible internally developed software of $6.0 million, an adjustment to our deferred rent accrual of $3.8 million, offset by charges for the re-valuation of other balance sheet items totaling $4.0 million, including inventory and accounts receivables. The restructuring of our capital structure and resulting discharge of pre-petition debt resulted in a net gain of $66.1 million. The charge for the revaluation of our assets and liabilities and the net gain on the discharge of pre-petition debt are recorded in reorganization items, net in the consolidated statements of operations (See Note 10—Reorganization Items, Net to the consolidated financial statements).

Trust Guarantees.    Pursuant to the Plan, two special purpose trusts were established, the Post-Confirmation Trust, or PCT, and the Reclamation Creditors’ Trust, or RCT, which we refer to collectively as the Trusts (See Off-Balance Sheet Arrangements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 1—Summary Company Information and Emergence from Bankruptcy to the consolidated financial statements). We guaranteed payment obligations of the Trusts based on certain thresholds, in the event of the Trusts’ inability to pay eligible settlements. FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires that an entity issuing a guarantee must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. Based on the estimates provided by the Trusts and our analysis prepared in accordance with FIN 45, we believe that (i) the guaranteed claims of the PCT are substantially below the guarantee threshold, and (ii) the assets of the RCT will be sufficient to satisfy the Trade Lien Vendor (TLV) and Non-Trade Lien Vendor (non-TLV) claims against it. Therefore, no liability is believed to exist at this time with respect to these guarantees. However, if the assets of either Trust are insufficient to cover the liabilities of such Trust we could be required to satisfy the guarantees.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of our Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of our consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting polices used in the preparation of the consolidated financial statements are those that are important both to the presentation of financial condition and results of operations and require significant judgments with regards to estimates used and are more fully explained in Note 2—Summary of Significant Accounting Policies to our consolidated financial statements. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable and allowance for doubtful accounts, inventories, fresh-start valuations, intangible assets, trust guarantees, vendor allowances, income taxes, and self-insurance obligations. We base our estimates on historical experience and on various assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We believe the current assumptions and other considerations used to estimate amounts reflected in our financial statements are appropriate; however, actual results could differ from these estimates.

The following is a summary of our most critical policies and estimates.

Inventories.    Our U.S. inventories are valued at the lower of cost or market. Cost of goods sold is determined on a last-in, first-out (LIFO) basis using producer price indices as published by the U.S. Department of Labor. The producer price indices are applied to inventory which is grouped by merchandise having similar characteristics. Under LIFO, current costs of goods sold are matched against current sales. Historically, increases in the cost of products such as cigarettes and tobacco resulted from cost increases by the manufacturers and increases in federal and state excise taxes. During periods of rising prices, the LIFO method of costing inventories generally results in higher costs being charged against income (LIFO expense), while lower costs are retained in inventories. To the extent inventories or prices decline significantly at the end of any period where there have been increasing prices in previous periods, under LIFO some older and potentially lower priced inventory is considered as having been sold, resulting in a lower cost of goods sold compared to current prices, and increased current gross profit (LIFO income).

We provide inventory valuation adjustments for spoiled, aged and unrecoverable inventory based on amounts on hand and historical experience.

Vendor Rebates and Allowances.    Periodic payments from vendors in various forms, volume or other purchase discounts are reflected in the carrying value of the related inventory when earned and as cost of goods sold as the related merchandise is sold. Up-front consideration received from vendors linked to purchase or other commitments is initially deferred and amortized ratably to cost of goods sold or as the performance of the activities specified by the vendor to earn the fee is completed. Cooperative advertising rebates, slotting allowances, racking, and other promotional reimbursements from suppliers are recorded as reductions to cost of goods sold in the period the related promotional or merchandising programs were provided. Some of the vendor allowances, rebates and merchandising promotions require that we make assumptions and judgments regarding, for example, the likelihood of achieving market share levels or attaining specified levels of purchases. Vendor rebates and allowances are at the discretion of our vendors and can fluctuate due to changes in vendor strategies and market requirements.

Income Taxes.    Income taxes are accounted for under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when management does not consider it more likely than not that some portion or all of the deferred tax assets will be realized.

Prior to emergence from bankruptcy, the Predecessor Company’s financial statements were prepared on a carve-out basis. For financial reporting purposes, the provision for income taxes was computed based on a stand-alone, separate-return basis. However, Core-Mark’s operating results were included in Fleming’s consolidated U.S. income tax return and consolidated, combined or unitary state income tax returns and in tax returns of the Canadian operations. Deferred tax asset and liability accounts were adjusted to their realizable values in connection with fresh-start accounting. Prior to emergence the Company had a valuation allowance of $4.2 million, primarily related to limitations on net operating loss carry-forwards, which was utilized as part of the applicable fresh-start accounting tax adjustments. As of December 31, 2004, the Company had a valuation allowance of $0.7 million related to foreign tax credits, which will expire in 2014.

Deferred tax assets and liabilities as reflected at August 23, 2004 in connection with the application of fresh-start accounting are based on our best estimate of the tax filing position that is as probable of being accepted by the applicable taxing authorities. We intend to take an alternative position on future tax returns. Based on this alternative tax filing position, we have taken deductions on our current period tax return that may be challenged by the taxing authorities. Although we believe that our tax filing position will more likely than not be sustained in the event of an examination by applicable taxing authorities and we would contest any proposed adjustment vigorously, the outcome of such matters can not be predicted with certainty. As such, we have accrued approximately $1.8 million in other tax liabilities on the accompanying December 31, 2004 consolidated balance sheet for this contingency.

Claim Liabilities and Insurance Recoverables.    We maintain reserves related to health and welfare, workers compensation and auto liability programs that are principally self-insured. The reserves include an estimate of expected settlements on pending claims and a provision for claims incurred but not reported. These estimates are based on management’s assessment of potential liability which considered independent actuarial analyses or other acceptable methods using available information with respect to pending claims, historical experience and current cost trends. Claims activity, and resultant requirements, will fluctuate based on incurrence of claims and related health care costs required to satisfy these claims.

Pursuant to the Plan, on the Effective Date, we assumed approximately $29.5 million in self-insurance obligations from Fleming related to workers compensation and auto liability programs based on management’s assessment of a third party actuarial valuation. These amounts were recorded in the reorganization adjustments as of August 23, 2004 and are included in accrued liabilities and claims liabilities. (See Note 5—Other Balance Sheet Accounts Detail to the consolidated financial statements).

Pension Liabilities.    We maintain a frozen pension plan and post-retirement benefit plan for certain employees and former employees of CMI. Pursuant to the Plan, we maintain three pension plans for certain former-Fleming employees. The Pension costs and other post-retirement benefit costs charged to operations are determined based on management’s assessment, which considered annual valuations by an independent actuary. Included in the actuarial calculation are an assumed return on plan assets based on a weighted-average expected rate of return developed using historical returns for each major class of pension plan assets, and an assumed discount rate which approximates the rate at which benefits could be effectively settled as of the measurement date. To select an appropriate discount rate, we review current yields on Moody’s Aa rate investments. To select an appropriate long-term rate of return on plan assets, management reviews the historical returns and makes adjustments based on expectations of future rates of returns consistent with the duration of the plans.

Adjustments arising from plan amendments, changes in assumptions and experience gains and losses are amortized over the expected average remaining service life of the employee group. (See Note 16—Employee Benefit Plans to the consolidated financial statements).

Executive Summary of Results of Operations

In June 2002, CMI was acquired by Fleming. After the consummation of the acquisition, Fleming began assigning the responsibility of managing Fleming’s seven convenience distribution centers, which we refer to as the Fleming Distribution Centers, to CMI’s management. The process of converting these distribution centers to CMI’s systems and management was under way by the end of the first quarter of 2003. On April 1, 2003, Fleming filed for Chapter 11 bankruptcy protection on behalf of itself and all of its subsidiaries, including CMI, which was a guarantor of Fleming’s senior notes, senior subordinated notes and convertible senior subordinated notes.

In the months following the bankruptcy filing, all of the convenience distribution operations were adversely impacted by Fleming’s use of cash flow generated from convenience operations to subsidize other corporate needs. Fleming was unable to make all of its vendor payments and product deliveries including those for the convenience operations. Additionally, as a result of the bankruptcy filing, vendor credit terms and state excise tax terms were reduced or ceased, and cash or deposit payments via wire transfers were required by significant vendors, further straining liquidity. During the early months of bankruptcy, CMI’s ability to fulfill customer orders decreased significantly and ultimately caused a loss of customers, primarily those serviced out of the Fleming Eastern Distribution Centers. The significant customer losses that resulted from Fleming’s inability to satisfy its vendor payment and customer delivery obligations resulted in the closing of four Fleming Distribution Centers. In mid-2003, Fleming determined that the convenience distribution operations were of value, and decided to attempt to preserve them. During mid-2003, sufficient liquidity for our operations was obtained through (i) a reduction of working capital requirements, (ii) the support of customers and vendors, (iii) private label merchandising proceeds, and (iv) insurance proceeds permitting us to keep the remaining distribution centers operating. The estimated impact of the bankruptcy to the net sales of the continuing entities that now comprise Core-Mark was approximately $800 million in lost annualized net sales with approximately $530 million of such lost sales attributable to the Eastern Distribution Centers. We measured the annualized losses by evaluating specific customer losses during the period April 1, 2003 through October 31, 2003 and annualizing the results.

We have been successful in normalizing business operations since fall 2003, and we believe customer, vendor, and employee confidence has risen significantly since that time. On August 23, 2004, Core-Mark emerged from bankruptcy as the sole surviving entity of the Fleming group of companies. In connection with the emergence from bankruptcy we were relieved of our pre-petition obligations to the Fleming creditors and our vendors. After our common stock is fully distributed pursuant to the Plan, and assuming all outstanding warrants and options are exercised, Fleming creditors will have been issued approximately 88% of the common stock of Core-Mark, management will have been issued approximately 10% and the Tranche B lenders will have been issued approximately 2%.

Pursuant to the Plan, we entered into a three-year agreement with a group of lenders to provide a $250 million revolving credit facility. In addition, we entered into a $60 million five-year term loan consisting of notes or letters of credit. Upon emergence from bankruptcy, we had $118.7 million in long-term debt on our balance sheet. As of December 31, 2004, we had repaid approximately $41 million of this debt, and $77.5 million remained outstanding. As of June 30, 2005 we had repaid a net $0.4 million of this debt and $77.1 million remained outstanding.

Since our emergence from the Fleming bankruptcy, our trade accounts payable increased from $35.5 million to $61.2 million at December 31, 2004, reflecting resumption of pre-bankruptcy terms with nearly all vendor credit terms. At June 30, 2005 our trade accounts payable balance was $66.2 million. Due to changes in industry-wide credit terms, we do not expect to return to historical trade accounts payable levels. From a liquidity standpoint, with the revolving credit facility and term notes in place, the resumption of trade terms, along with cash generated from operations, we believe that we have the required capital resources to meet our working capital, capital expenditure and other cash needs for at least the next 12 months (See Liquidity and Capital Resources section below).

Our business is highly competitive and our future success will continue to depend on our ability to deliver high volumes of product efficiently and accurately, making it easy for our customers to do business with us by providing technology, merchandising and sales and marketing services, and helping our customers grow their business in a profitable manner. Growing sales and further improving operational efficiencies in our Eastern Distribution Centers and refinancing our debt to reduce interest costs are two important objectives which will, if accomplished successfully, improve our profitability.

Results of Operations

Comparison of the Years Ended December 31, 2004 and 2003

For the purposes of the periods presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the results of the Successor Company for the period from August 23, 2004 through December 31, 2004 and the Predecessor Company for the period from January 1, 2004 through August 22, 2004 have been combined for convenience of discussion since separate discussions of the Predecessor and Successor periods would not be meaningful in terms of operating results or comparisons to other periods. We refer to the combined results collectively as Year Ended December 31, 2004 or 2004. Due to fresh-start accounting applied with differing effect to the Predecessor and Successor Company periods, the combined 2004 results should not be taken as indicative of our historical results.

The following table sets forth the combined results of operations for the periods August 23, 2004 through December 31, 2004 and January 1, 2004 through August 22, 2004, and compares them to the year ended December 31, 2003. The comparative table is presented solely to complement management’s discussion and analysis of our results of operations.

(in millions)	Successor and Predecessor 2004 Combined compared to Predecessor 2003	Successor and Predecessor Combined year ended December 31, 2004	Combined 2004 % of Net Sales	Successor Period from August 23, through December 31, 2004	Predecessor Period from January 1 through August 22, 2004	Predecessor Year ended December 31, 2003	2003 % of Net Sales
Net sales	$(101.9)	$4,222.4	100.0	$1,549.3	$2,673.1	$4,324.3	100.0
Net sales—Cigarettes	(1.6)	3,048.2	72.2	1,124.3	1,923.9	3,049.8	70.5
Net sales—Food/Non-food	(100.3)	1,174.2	27.8	425.0	749.2	1,274.5	29.5
Gross profit	(29.2)	240.2	5.7	90.4	149.8	269.4	6.2
Warehousing and distribution expenses	(8.9)	121.3	2.9	42.6	78.7	130.2	3.0
Selling, general and administrative expenses	(3.9)	94.4	2.2	35.1	59.3	98.3	2.3
Goodwill and other long-lived asset impairment	(291.4)	—	—	—	—	291.4	6.7
Income (loss) from operations	276.3	24.1	0.6	12.3	11.8	(252.2)	(5.8)
Interest expense, net	3.8	9.2	0.2	4.8	4.4	5.4	0.1
Reorganization items, net	(76.5)	(69.2)	(1.6)	0.8	(70.0)	7.3	0.2
Income (loss) from discontinued operations	2.8	—	—	—	—	(2.8)	(0.1)
Net income (loss)	322.1	54.1	1.3	3.4	50.7	(268.0)	(6.2)

Net sales.    Net sales overall decreased $101.9 million, or 2.4%, in 2004 compared to 2003. The decrease was primarily due to customer losses resulting from Fleming’s Chapter 11 filing. The former Fleming Eastern Distribution Centers were significantly impacted by the bankruptcy, and experienced an aggregate net sales decline of approximately $193.0 million due primarily to the loss of customers. These distribution centers had fewer stable, long-term relationships within their customer base than was the case in our other distribution centers. This decrease was significantly offset by increases in net sales in the remaining distribution centers.

Net sales from our Canadian operations increased overall by $85.2 million in 2004 compared to 2003, primarily due to an increase of $63.9 million caused by changes in foreign currency translation rates. The strengthening of the Canadian dollar compared to the U.S. dollar resulted in U.S. dollar sales increases. Excluding the impact of the Eastern Distribution Centers and foreign currency translation, overall sales increased by approximately $27 million. The inability to attract new customers during bankruptcy significantly impacted our ability to grow net sales.

Net sales of cigarettes decreased $1.6 million, or less than 1%, in 2004 compared to 2003. This was caused by a decline in cigarette sales at the former Fleming Eastern Distribution Centers of $118.5 million which was largely offset by increases in cigarette sales by our other distribution centers of $116.9 million. During 2004, cigarette carton sales volume declined by 1.7% primarily due to lost business as a result of the bankruptcy. Although cigarette carton volume declined by 1.7%, the decline in net cigarette sales of only 0.1% was due to increases in cigarette manufacturer prices and state and provincial excise taxes, which were passed on to our customers and reflected in net sales as well as the impact of foreign currency translation.

Net sales of food products and non-food products decreased $100.3 million, or 7.9%, in 2004 compared with 2003. Of this decrease, $74.5 million was attributable to the former Fleming Eastern Distribution Centers and $25.8 million was attributable to the remaining distribution centers. The decrease in food and non-food sales was due to the loss of customers and our inability to attract new customers while in bankruptcy.

Gross profit.    Gross profit decreased by $29.2 million in 2004 compared with 2003. Our gross profit is primarily comprised of two components: profits earned as a result of mark-ups to our customers and profits earned by participating in vendor discount and rebate programs, and other promotional and merchandising programs. Additionally, changes in our LIFO reserves impact gross profit. Gross profit declined in 2004 as compared to 2003 due to the decline in net sales from lost customers and lost vendor discounts resulting from the Fleming bankruptcy. Additionally, a $6.6 million increase in LIFO expense, the non-recurrence in 2004 of $6.0 million in income related to private label merchandising income earned in 2003 and a $5.9 million decrease in cigarette inventory holding gains in 2004 compared to 2003 related to cigarette tax and manufacturer price increases in 2003, contributed to the decline. Core-Mark had LIFO expense of $4.5 million in 2004 compared to LIFO income of $2.1 million in 2003 which was primarily the result of inflation in the confection product category. During 2003, we recorded cigarette inventory holding profits of approximately $7.2 million as a result of cigarette tax and manufacturer price increases compared to $1.3 million in 2004. Distributors, such as Core-Mark, from time to time, may earn higher gross profits on cigarette inventory quantities on hand, which we refer to as cigarette inventory holding profits, due to increases in state and local taxes and cigarette manufacturer pricing. In addition, effective with the bankruptcy, two major cigarette manufacturers in Canada withheld their credit terms discounts, resulting in a reduction in gross profit of $3.5 million in 2004 and $4.7 million in 2003. The slight decline in the remaining gross profit as a percentage of sales in 2004 compared to 2003 was primarily due to the fact that vendor merchandising allowances and terms discounts were negatively impacted as a result of the bankruptcy.

The following table sets forth notable components comprising the change in gross profit as a percentage of net sales year over year.

(in millions)	Successor and Predecessor Combined year ended December 31, 2004	2004 % of Net sales	Predecessor Year ended December 31, 2003	2003 % of Net sales
Net sales	$4,222.4	100.00%	4,324.3	100.00%

Private label merchandising proceeds	—	—	6.0	0.14
LIFO income (expense)	(4.5)	(0.11)	2.1	0.05
Cigarette inventory holding profits	1.3	0.03	7.2	0.17
Credit terms withheld	(3.5)	(0.08)	(4.7)	(0.11)
Remaining gross profit	246.9	5.85	258.8	5.98

Gross profit	$240.2	5.69	$269.4	6.23

Our operating expenses include costs related to warehousing, distribution, selling, general and administrative activities, and goodwill and other long-lived asset impairment. Overall, costs related to labor and benefits comprise more than 60% of our normal operating expense. A significant percentage of our labor costs are variable in nature and fluctuate relative to our sales volume.

Warehousing and distribution expenses.    The decline in warehousing and distribution expense of $8.9 million in 2004 from 2003 was due primarily to a decline in salaries and benefits by approximately $7.3 million, in connection with the decline in sales volume and increased efficiencies in the Eastern Distribution Centers. Staff reductions were required as a result of the decline in sales volume due primarily to the bankruptcy. During the same period, we were also refining the operations in the Eastern Distribution Centers by incorporating available technology and proven methodologies.

Selling, general and administrative expenses.    The decline in selling, general and administrative expenses of $3.9 million in 2004 from 2003 was due in part to a reduction in sales personnel in our Eastern Distribution Centers. This was in response to the lost business described above and contributed to a decrease in selling expenses of $1.9 million. In addition, general and other administrative expenses at our Eastern Distribution Centers were reduced in 2004 compared to 2003 by $2.5 million, primarily due to salary and benefit reductions required due to the lost business. Slight increases overall in selling, general, and administrative expenses at our other distribution centers and corporate offices explain the difference.

Goodwill and other long-lived asset impairment.    In connection with the Fleming bankruptcy filing in 2003, we evaluated our goodwill and long-lived intangible assets for potential impairment. As a result we recorded an impairment charge to write-off goodwill and long-lived intangible assets in accordance with SFAS 142. This charge was $291.4 million in total and is reflected in our 2003 statement of operations. After such charge, there was no remaining goodwill or intangible long-lived assets and no charge was required in 2004.

Income (loss) from operations.    Income from operations for 2004 was $24.1 million compared to a loss from operations of $252.2 million for 2003, an increase of $276.3 million, primarily attributable to the write-off of goodwill and long-lived assets during 2003. After eliminating the impact of the $291.4 million charge, the decrease to $24.1 million in 2004 from $39.2 million in 2003 is primarily attributable to lost business, which was driven by the bankruptcy and our inability to secure full vendor discounts, coupled with rising inventory costs under the LIFO method.

Interest expense, net.    Interest expense increased by $3.8 million in 2004 from 2003 due primarily to an increase in the effective borrowing rates under our revolving credit facility and term loan and increased debt levels required upon emergence from bankruptcy. Interest expense for 2003 was estimated as part of carve-out accounting, because of our related party borrowings with our former parent, Fleming.

Reorganization items, net.    Reorganization items, net represents expenses we incurred as a result of the Chapter 11 bankruptcy and adjustments related to fresh-start accounting. In 2004, the application of fresh-start accounting resulted in a $5.8 million adjustment to reflect the fair value of assets and liabilities and a net gain of $66.1 million relating to the discharge of pre-petition debt. Additionally, in 2004, in connection with the reorganization, we incurred $2.7 million of other bankruptcy related costs, including professional fees. The charges in 2003 consisted primarily of professional fees and other cost incurred in connection with the Fleming bankruptcy. (See Note 10—Reorganization Items, Net to the consolidated financial statements).

Income (loss) from discontinued operations.    Income (loss) from discontinued operations included the revenues and expenses associated with the discontinuation of our Adel, Georgia distribution center, which took place in January 2004. The Adel distribution center was closed due to the loss of customers as a result of the Fleming bankruptcy.

Comparison of the Years Ended December 31, 2003 and 2002

The following table sets forth our results of operations for the years ended December 31, 2003 and 2002. The table is presented solely to complement management’s discussion and analysis of our results of operations.

(in millions)	Predecessor 2003 compared to 2002	Predecessor Year ended December 31, 2003	2003 % of Net Sales	Predecessor Year ended December 31, 2002	2002 % of Net sales
Net sales	$(337.8)	$4,324.3	100.0	$4,662.1	100.0
Net sales—Cigarettes	(318.6)	3,049.8	70.5	3,368.4	72.3
Net sales—Food/Non-food	(19.2)	1,274.5	29.5	1,293.7	27.7
Gross profit	(38.9)	269.4	6.2	308.3	6.6
Warehousing and distribution expenses	(1.6)	130.2	3.0	131.8	2.8
Selling, general and administrative expenses	5.1	98.3	2.3	93.2	2.0
Goodwill and other long-lived asset impairment	291.4	291.4	6.7	—	—
Income (loss) from operations	(332.0)	(252.2)	(5.8)	79.8	1.7
Interest expense, net	(2.8)	5.4	0.1	8.2	0.2
Reorganization items, net	7.3	7.3	0.2	—	—
Income (loss) from discontinued operations	(3.1)	(2.8)	(0.1)	0.3	0.0
Net income (loss)	(307.8)	(268.0)	(6.2)	39.8	0.9

Net sales.    The decrease in net sales in 2003 of $337.8 million, or 7.2% compared to 2002 was primarily due to customer losses in connection with the Fleming Chapter 11 bankruptcy filing and a cigarette manufacturer “buy-down” program described below, offset by increases in sales to existing customers, increases due to foreign currency translation impacts, and cigarette tax increases. The former Fleming Eastern Distribution Centers were most significantly affected by the bankruptcy since solid long-term relationships with the customers of these distribution centers did not exist at the time of the bankruptcy, resulting in an aggregate net sales decline of approximately $306 million. In addition, one of the major cigarette manufacturers introduced a discount program that reduced our sales price to our customers by $6.50 per carton of cigarettes, effective February 1, 2003, resulting in a decrease in sales of approximately $206 million in 2003 compared to 2002. An increase in net sales of approximately $174 million, or 3.7%, compared to 2002, is primarily the result of increased sales to our existing customers. Of this increase, overall sales from our Canadian operations were impacted positively by approximately $94.2 million in 2003 compared to 2002, due to changes in foreign currency translation rates. The strengthening of the Canadian dollar compared to the U.S. dollar resulted in U.S. dollar sales increases.

Net sales of cigarettes decreased $318.6 million, or 9.5%, in 2003 compared to 2002 due primarily to a decline in cigarette sales of $239.8 million related to the former Fleming Eastern Distribution Centers, the cigarette manufacturer “buy-down” program described above, negatively impacting sales by approximately $206 million, offset by cigarette manufacturer price increases and cigarette tax increases. In 2003, cigarette carton sales volume declined by 12.9%, primarily as a result of lost business due to the bankruptcy. Although cigarette carton sales volume declined by 12.9%, the decline in net sales of 9.5% was lower due to increases in cigarette manufacturer prices during 2003 that we passed on to our customers, increasing our sales compared to the prior year. Additionally, several states, in particular, Arizona, Nevada and Wyoming, increased cigarette taxes during 2003 and these increases are reflected in our net sales of cigarettes.

Net sales of food and non-food products declined by $19.2 million, or 1.5%, in 2003 compared to 2002 due to a decrease of $66.1 million related to the former Fleming Eastern Distribution Centers partially offset by an increase of $44.1 million at the remaining distribution centers. The increase in food and non-food sales at the remaining distribution centers was primarily due to two new customers whom we began servicing during late 2002 and early 2003 that were heavily concentrated in food and non-food categories. These customers were subsequently lost due to the Fleming bankruptcy.

Gross profit.    The decline in gross profit of $38.9 million, or 12.6%, was primarily the result of lost customers and lost vendor discounts, both the result of the bankruptcy. In addition, gross profit declined due to a decrease in LIFO inventory income of $14.6 million; LIFO income was $2.1 million in 2003 compared to LIFO income of $16.7 million in 2002. This decrease was due to a significant reduction in inventories in June 2002, which was a LIFO inventory measurement date required as a result of the acquisition of CMI by Fleming (See Note 2—Summary of Significant Accounting Policies to the consolidated financial statements). Upon the acquisition of Core-Mark, Fleming opted not to maintain the existing inventory levels required to sustain LIFO tax layers. Also, gross profit declined by $2.6 million in 2003 as a result of lower cigarette inventory holding profits relating to cigarette tax and manufacturer price increases. The overall decline in gross profit was offset by a $1.0 million increase in private label merchandising proceeds. In addition, effective with the Fleming bankruptcy filing, two major cigarette manufacturers in Canada withheld their credit terms discounts, resulting in a decrease in cigarette gross profit totaling approximately $4.7 million in 2003. The decline in the remaining gross profit is primarily attributable to decreases in monies earned from vendors in the form of cash discounts and other merchandising income. We believe the reduction in vendor merchandising income reflects the result of the bankruptcy and vendors withholding certain monies historically provided.

Increases in net sales of cigarettes driven by tax and manufacturer price increases do not generate significant additional gross profit dollars, thereby deflating gross profit margin percentages in this category.

The following table sets forth notable components comprising the change in gross profit as a percentage of net sales year over year.

(in millions)	Predecessor year ended December 31, 2003	2003 % of Net sales	Predecessor year ended December 31, 2002	2002 % of Net sales
Net sales	$4,324.3	100.00%	$4,662.1	100.00%

Private label merchandising proceeds	6.0	0.14	5.0	0.11
LIFO income (expense)	2.1	0.05	16.7	0.36
Cigarette inventory holding profits	7.2	0.17	9.8	0.21
Credit terms withheld	(4.7)	(0.11)	—	—
Remaining gross profit	258.8	5.98	276.8	5.93

Gross profit	$269.4	6.23	$308.3	6.61

Warehousing and distribution expenses.    Warehousing and distribution expenses for 2003 decreased $1.6 million compared to 2002. As a percentage of sales these expenses increased to 3.0% in 2003 from 2.8% in 2002. The increase as a percentage of sales in 2003 was primarily due to the inability to reduce expenses in the Eastern Distribution Centers as quickly as sales were being lost during the period immediately following Fleming’s bankruptcy filing.

Selling, general and administrative expenses.    Selling, general and administrative expenses for 2003 increased $5.1 million compared to 2002. As a percentage of sales, selling and administrative expenses increased to 2.3% in 2003 from 2.0% in 2002. An increase of $4.3 million was attributable to increases in costs in our Eastern Distribution Centers. In addition, when the bankruptcy occurred and sales began to decline, we were unable to reduce these costs as quickly as sales were declining resulting in an increase in expenses as a percentage of sales year over year. In addition increases in expenses in our other distribution centers totaling $0.8 million was due primarily to increases in insurance costs.

Goodwill and other long-lived asset impairment.    As a result of the Fleming bankruptcy in 2003, which was deemed an event or change in circumstances under SFAS No. 142, we recorded an impairment charge to write-off goodwill and long-lived intangible assets in accordance with SFAS No. 142 (See Note 5—Other Balance Sheet Account Detail to the consolidated financial statements). The charge was $291.4 million and is reflected in the 2003 statement of operations. No such charge was recorded in 2002.

Income (loss) from operations.    The loss from operations for the year ended December 31, 2003 was $252.2 million compared to income from operations of $79.8 million for the year ended December 31, 2002, primarily attributable to Fleming’s bankruptcy and to the other items described above.

Interest expense, net.    Interest expense for the year ended December 31, 2003 and for the period from June 17, 2002 (the date CMI was acquired by Fleming) through December 31, 2002 includes imputed interest of $4.0 million and $4.3 million, respectively which were estimated as part of carve-out accounting related to interest on debt incurred by Fleming pursuant to its acquisition of CMI. The overall decrease in interest expense of $2.8 million in 2003 compared to 2002 was the result of lower average debt for 2003. Subsequent to the emergence from the Fleming bankruptcy, interest expense is based on the Company’s actual borrowings. Additionally, for the period January 1, 2002 through June 17, 2002, CMI had debt with higher interest rates than the rates applicable to Fleming’s debt, which was the basis of the imputed interest calculation.

Reorganization items, net.    Reorganization expenses for the year ended December 31, 2003 of $7.3 million included legal, consulting and other costs attributable to the bankruptcy.

Income (loss) from discontinued operations.    Income (loss) from discontinued operations included the revenues and expenses associated with the discontinuation of our Adel distribution center in January 2004.

Comparison of the Six Months ended June 30, 2005 and 2004

This discussion is based on the unaudited results of operations for Successor and Predecessor Company periods. The financial information in this registration statement for periods ending prior to August 23, 2004, including the six months ended June 30, 2004 relates to the Predecessor Company and does not reflect the reorganization pursuant to the Plan or the effect of fresh start accounting. All financial information for periods commencing on or after August 23, 2004 included in this registration statement, including the six months ended June 30, 2005, relates to the Successor Company and includes the effect of the reorganization pursuant to the Plan and fresh start accounting. The financial information for the Successor Company is not directly comparable to the financial information for the Predecessor Company due to the Fleming bankruptcy, reorganization and the effects of fresh-start accounting which impacted the six months ended June 30, 2004 but did not impact the comparable period in 2005.

(in millions)	Six months ended June 30, 2005 compared to six months ended June 30, 2004	Successor Six months ended June 30, 2005	2005 % of Net Sales	Predecessor Six months ended June 30, 2004	2004 % of Net Sales
Net sales	$311.6	$2,347.9	100.0	$2,036.3	100.0
Net sales—Cigarettes	207.4	1,673.6	71.3	1,466.2	72.0
Net sales—Food/Non-food	104.2	674.3	28.7	570.1	28.0
Gross profit	21.7	135.9	5.8	114.2	5.6
Warehousing and distribution expenses	6.3	65.4	2.8	59.1	2.9
Selling, general and administrative expenses	5.6	53.0	2.3	47.4	2.3
Income from operations	9.3	17.0	0.7	7.7	0.4
Interest expense, net	2.4	6.2	0.3	3.8	0.2
Reorganization items, net	(1.7)	—	—	1.7	0.1
Net income	4.4	5.8	0.2	1.4	0.1

Net sales.    Net sales overall for the six months ended June 30, 2005 increased $311.6 million, or 15.3%, compared to the six months ended June 30, 2004. The increase was primarily due to three significant new customers, which we began servicing in the first quarter of 2005. These new customers represent approximately $215.0 million of the increase in net sales. The remaining increase in net sales of $96.6 million was due to increases in net sales to existing customers, increases due to the impact of cigarette tax increases, increases in sales in our Canadian distribution centers due to foreign currency translation changes, offset by net decreases in sales attributable to other customer gains and losses. The increases in our overall Canadian operations sales due to foreign currency translation rate changes were approximately $37.6 million in the 2005 period compared to 2004.

Net sales of cigarettes for the six months ended June 30, 2005 increased $207.4 million, or 14.1% compared to the six months ended June 30, 2004. An increase of $153.0 million or 10.4% was attributable to the addition of the three new customers in 2005. In the six months ended June 30, 2005, cigarette carton sales increased by 10.2% compared to the six months ended June 30, 2004. This increase was primarily attributable to three significant new customers in 2005. The remaining increase was attributable in part to increases in state and provincial taxes that occurred since July 2004, which we passed on to our customers. Several states and provinces increased cigarette taxes during 2004 and the six months ended June 30, 2005 and these increases are reflected in our net sales of cigarettes. In addition, the change in foreign currency translation rates resulted in increases in sales in our Canadian distribution centers in 2005 compared to 2004.

Net sales of food and non-food products for the six months ended June 30, 2005 increased $104.2 million or 18.3% compared to the same period in 2004. An increase of $62.0 million, or 10.9%, is attributable to the three new customers mentioned above. The remaining increase of $42.2 million, or 7.4%, is primarily due to increases in sales to existing customers.

Gross profit.    Gross profit for the six months ended June 30, 2005 increased by $21.7 million, or 19.0%, compared to the six months ended June 30, 2004. The increase in gross profit dollars was primarily caused by an increase in sales volume and the impact of cigarette inventory holding profits related to state cigarette tax increases and manufacturer price increases. As a percent of sales, gross profit increased from 5.6% for the six months ended June 30, 2004 to 5.8% for the six months ended June 30, 2005.

Several factors impacted gross profit margins period over period. Effective with the Fleming bankruptcy filing, two major cigarette manufacturers in Canada withdrew their credit terms discounts, resulting in lost cigarette gross profit totaling approximately $2.9 million in the first six months of 2004. The credit terms discounts were restored after emergence from bankruptcy and therefore the gross profit was restored during the entire six months ended June 30, 2005. Cigarette gross profit for the six months ended June 30, 2005 included approximately $5.1 million in inventory holding profits relating to cigarette tax increases and manufacturer price increases, compared to $0.2 million for the six months ended June 30, 2004. In addition, LIFO expense increased from $2.1 million in the six months ended June 30, 2004 to $3.2 million for the six months ended June 30, 2005, primarily due to inflation.

Cigarette gross profit margins were negatively impacted in the six months ended June 30, 2005, compared to the six months ended June 30, 2004 due to the impact of state and provincial excise taxes on sales. The significant tax increases are reflected as an increase in net sales, however, aside from the aforementioned inventory holding profits, our gross profit dollars generally remained unaffected due to cigarette pricing dynamics. The decrease in the remaining gross profit as a percentage of sales was primarily due to a decrease in cigarette gross profit margins and slightly lower margins earned related to sales to the three new significant customers obtained in early 2005.

The following table sets forth notable components comprising the change in gross profit as a percentage of net sales for the six months ended June 30, 2005 compared to the six months ended June 30, 2004:

(in millions)	Successor Six months ended June 30, 2005	2005 % of Net sales	Predecessor Six months ended June 30, 2004	2004 % of Net sales
Net sales	$2,347.9	100.00%	$2,036.3	100.00%

LIFO expense	(3.2)	(0.14)	(2.1)	(0.10)
Cigarette inventory holding profits	5.1	0.22	0.2	0.01
Credit terms withheld	—	—	(2.9)	(0.14)
Remaining gross profit	134.0	5.71	119.0	5.84

Gross profit	$135.9	5.79	$114.2	5.61

Warehousing and distribution expenses.    Warehousing and distribution expenses for the six months ended June 30, 2005 increased by $6.3 million compared to the six months ended June 30, 2004. As a percentage of sales these expenses decreased from 2.9% for the six months ended June 30, 2004 to 2.8% for the six months ended June 30, 2005. The decrease as a percent to sales in the six months ended June 30, 2005 is primarily due to cost improvements generated through the re-engineering of our three Eastern Distribution Centers. In addition, the successful leveraging of fixed costs in relation to net sales increases reduced expenses as a percentage of sales.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the six months ended June 30, 2005 increased by $5.6 million compared to the six months ended June 30, 2004. As a percentage of sales, these expenses remained constant at 2.3%, the increase in amount being primarily due to increased sales. Expense reductions of approximately $2.0 million attributable to the Eastern Distribution Centers significantly contributed to a reduction in expenses compared to the six months ended June 30, 2004. Selling, general and administrative expenses were negatively impacted by costs associated with our initiative to register our common stock under the Securities Exchange Act of 1934. Additionally, we incurred initial expenses related to compliance with the Sarbanes-Oxley Act of 2002.

Income from operations.    Income from operations for the six months ended June 30, 2005 was $17.0 million compared to $7.7 million for the six months ended June 30, 2004, primarily attributable to the items discussed in this section.

Interest expense, net.    Interest expense for the six months ended June 30, 2005 increased by $2.4 million compared to the six months ended June 30, 2004. For the six months ended June 30, 2005, the effective interest rate and average net borrowings, including letter of credit borrowings, were higher than the six months ended June 30, 2004. The higher effective interest rate for the 2005 period was in part due to the higher interest rates charged under our Tranche B borrowings. Interest expense for the six months ended June 30, 2004 was imputed as required under carve-out accounting during the time that the Company had inter-company borrowings with Fleming.

Reorganization items, net.    Reorganization expenses in the six months ended June 30, 2004 include legal, consulting and other costs attributable to the Fleming bankruptcy. No expenses were incurred in the six months ended June 30, 2005 because the Company emerged from the Fleming bankruptcy on August 23, 2005.

Seasonality

Quarterly operating results can be affected by seasonality due to the nature of our customers’ businesses. Specifically, we typically generate higher revenues and gross profits during the warm weather travel months (May through August) than in other times throughout the year. While each period may have many elements that affect sales, the seasonal trends are illustrated by the following table:

	% of Full Year Sales by Quarter
	March 31	June 30	September 30	December 31
2004	22.9	25.3	26.7	25.1
2003	25.4	26.3	25.4	22.9
2002	21.6	24.9	29.1	24.4
2001	22.0	25.7	26.4	25.9
2000	23.8	25.4	25.8	25.0
1999	22.2	24.9	26.8	26.1
1998	22.7	24.6	26.6	26.1

1998 – 2004 average sales	22.9	25.3	26.7	25.1
1998 – 2004 avg. excluding 2003(1)	22.6	25.1	26.9	25.4

(1)	2003 was excluded as the Fleming bankruptcy had a significant impact on sales and is not representative of our seasonal activity.

Inflation

Historically, we have not experienced a significant adverse impact as a result of price increases from our suppliers as we have been able to adjust our selling prices in order to maintain our overall gross profit dollars. However, significant increases in cigarette product costs and cigarette excise taxes adversely impact our gross profit margin percentages. Inflation can also result in increases in LIFO expense, adversely impacting our gross profit margins. Increases in net sales of cigarettes driven by tax and manufacturer price increases do not generate significant recurring additional gross profit dollars, thereby deflating gross profit margin percentages in this category. While we have historically been able to maintain or slightly increase gross profit dollars related to such increases, gross profit margin percentages typically decline as a result of the impact significant price or tax increases have on net sales. The ability to continue to pass through price increases, either from manufacturers or costs incurred in the business, including labor and fuel costs, is not assured.

Liquidity and Capital Resources

Our liquidity requirements arise primarily from the funding of our working capital, capital expenditure programs and debt service requirements with respect to our credit facilities. We have historically funded our capital requirements through our current operations and external borrowings. However during the period June 18, 2002 to August 23, 2004, when Fleming was our parent company, to the extent necessary, we funded our operations through intercompany borrowings.

Our cash as of December 31, 2004 and 2003 was $26.2 million and $31.1 million, respectively. Our restricted cash as of December 31, 2004 and 2003 was $12.1 million and $19.8 million, respectively. Restricted cash represents funds that have been set aside in trust as required by Canadian provincial taxing authorities to secure amounts payable to these authorities for cigarette and tobacco excise taxes.

As of June 30, 2005, our cash and restricted cash were $35.5 million and $13.2 million, respectively, compared with $26.2 million and $12.1 million, respectively, as of December 31, 2004.

Cash flows from operating activities

Cash flows from operating activities were $7.1 million, $53.4 million, and $90.0 million for the years ended December 31, 2004, 2003, and 2002, respectively. Cash flow from operating activities for the combined Successor and Predecessor period ended December 31, 2004 reflect payment of $55.6 million in excise tax liabilities previously classified as subject to compromise allowed pursuant to the Plan.

Year ended December 31, 2004

During 2004, net cash provided by the Successor and Predecessor Companies combined operating activities of $7.1 million consisted of an increase in cash from changes in assets and liabilities of $51.1 million and cash provided by operations of $11.6 million, offset by excise tax payments of $55.6 million described above. Cash provided by operations during 2004 was driven by $54.1 million in net income, offset primarily by adjustments related to fresh-start accounting and deferred taxes.

The increase in cash provided from changes in assets and liabilities was primarily driven by an increase in accounts payable of $30.0 million which resulted from our successful efforts to secure more favorable trade credit terms with our vendors after the Plan was approved. Of the total $30.0 million increase in accounts payable, $18.8 million occurred after emergence from bankruptcy. In addition, cash provided from changes in assets and liabilities benefited from a $27.5 million decrease in other receivables related primarily to collections of vendor receivables that were stalled during bankruptcy. These sources of cash were offset by payments of $55.6 million in excise tax liabilities previously classified as liabilities subject to compromise, a net increase of $10.0 million in deposits, prepayments and other non-current assets, which was primarily due to an increase in workers’ compensation deposits which we inherited from Fleming pursuant to the Plan, partially offset by a reduction in deposits required by our vendors, which was related to our emergence from bankruptcy.

Year ended December 31, 2003

During 2003, net cash provided by operating activities of $53.4 million consisted of cash provided by operations of $18.2 million and an increase in cash from changes in assets and liabilities of $35.2 million. Cash provided by operations includes the net loss of $268.0 million for 2003 which was offset by $286.2 million in non-cash charges primarily related to the impairment of goodwill and long-lived intangible assets, depreciation and amortization. Contributing to the increase in cash from changes in asset and liabilities were decreases in accounts receivable of $39.1 million and inventories of $21.6 million, and a net increase in accounts payable of $22.3 million (including a decrease in trade accounts payable of $81.0 million and cigarette and tobacco taxes payable of $18.3 million, and an increase in liabilities subject to compromise of $121.6 million). These were offset by increases in restricted cash, other receivables and deposits and prepayments. The decreases in trade accounts receivable and inventories were a result of the bankruptcy, as disruptions to our supply chain led to inventory shortages and ultimately a loss of sales. The decrease in inventories was partially offset by a purchase of excess cigarette inventories in connection with a Canadian manufacturer holiday and in anticipation of U.S. cigarette manufacturer price changes at year-end 2003. The net increase in accounts payable is attributable to the bankruptcy filing because pre-petition indebtedness was stayed. The increase in other receivables of $29.5 million was the result of our inability to collect vendor promotional allowances and other incentive program monies due us while in bankruptcy. The increase in deposits and prepayments was a result of several vendors requiring cash payments prior to the shipment of products. In addition, restricted cash, related to monies set aside as security to obtain tax credit terms with two provinces in Canada, was $19.8 million at December 31, 2003, while it did not exist at December 31, 2002

Year ended December 31, 2002

During 2002, net cash provided by operating activities of $90.0 million consisted of cash generated from operations of $42.4 million and cash attributable to changes in assets and liabilities of $47.6 million. Cash generated from operations includes net income of $39.8 million coupled with the benefit of non-cash charges to depreciation and amortization, partially offset by the change in our LIFO inventory allowance of $16.7 million. Contributing to the increase in cash from changes in asset and liabilities was a decrease in inventories of $31.6 million and a net increase in trade accounts payable totaling $25.6 million, partially offset by an increase in other receivables of $11.6 million. The decrease in inventories and increase in trade accounts payable from December 31, 2001 to December 31, 2002 was primarily the result of significant cigarette purchases in December 2001 in connection with our LIFO tax planning strategy. As a result of the acquisition by Fleming in June 2002, this activity did not recur in December 2002 resulting in a decline in inventories in 2002. The increase in accounts payable in 2002 was primarily the result of credit terms provided to us by U.S. cigarette manufacturers at the end of the year in connection with the aforementioned purchase in December 2002, resulting in a higher level of trade accounts payable at December 31, 2002 compared to December 31, 2001. The increase in other receivables at December 31, 2002 was the result of a significant amount due from our insurance carriers that occurred in December 2002 because of a fire at one of our distribution centers.

Six months ended June 30, 2005

For the six months June 30, 2005, net cash provided by operating activities was $15.6 million and consisted of cash generated from operations of $16.5 million, and cash used as a result of changes in assets and liabilities of $0.9 million. Cash generated from operations includes net income of $5.8 million coupled with the benefit of non-cash charges for depreciation and amortization, and the change in our LIFO inventory allowance. The slight decrease in cash from changes in assets and liabilities was primarily due an increase in accounts receivable and deposits and prepayments. The increase in accounts receivable and accounts payable was due primarily to an increase in sales and purchases generated from new business gains in 2005. The increase in deposits and prepayments was primarily due to pre-payments made on purchases of cigarettes at the end of June 2005, in anticipation of the holiday weekend sales volume. This was partially offset by an increase in accounts payable and cigarette taxes payable due to increased purchases, and a decrease in other receivables. The decrease in other receivables during the period was the result of a reduction in vendor receivables outstanding as we continue to reconcile and collect on delinquent vendor credits caused as a result of the bankruptcy.

Six months ended June 30, 2004

For the six months ended June 30, 2004, cash provided by operating activities was $6.9 million and consisted of cash generated from operations totaling $11.0 million, offset by a decrease in cash from changes in assets and liabilities of $4.1 million. Cash generated from operations includes net income of $1.4 million coupled with the benefit of non-cash charges, primarily depreciation and amortization. The primary factors contributing to the decrease in cash from changes in asset and liabilities was a decrease in cigarette and tobacco taxes payable of $10.3 million, and payments made for liabilities subject to compromise pursuant to the Plan, partially offset by a decrease in inventories of $41.7 million. The decrease in inventory levels of $41.7 million was due to the higher-than-normal levels of inventory at the end of 2003 when we purchased excess cigarette inventories in connection with a Canadian manufacturer holiday and in anticipation of U.S. cigarette manufacturer price changes. The additional Canadian cigarette inventory at December 31, 2003 also resulted in increased cigarette and tobacco taxes payable, which declined from December 2003 to June 2004. Payments made for liabilities subject to compromise consisted of $28.1 million related to excise tax liabilities that were allowed pursuant to the Plan.

Cash flows relating to investing activities

Years ended December 31, 2004, 2003 and 2002

For 2004, 2003 and 2002 cash used in investing activities was $12.1 million, $8.4 million and $5.5 million, respectively. The cash used was entirely attributable to capital expenditures related to property and equipment. In 2004, additional capital expenditures were incurred related to increasing operating efficiencies in our Eastern Distribution Centers as compared to normal replacement spending for delivery and warehouse equipment in 2003. In 2002, our capital expenditures were notably lower than usual due to the impact of Fleming’s acquisition of CMI, which resulted in delays in capital spending while we integrated their convenience operations.

Six months ended June 30, 2005 and 2004

For the six months ended June 30, 2005 and June 30, 2004, cash flows used in investing activities were $3.4 million and $4.7 million, respectively, and was entirely attributable to capital expenditures during the period. For the six months ended June 30, 2005 capital spending related primarily to the scheduled replacement of property and warehouse equipment and for the six months ended June 30, 2004, spending related to the reengineering of the Eastern Distribution Centers. Our capital expenditure plan is to spend approximately $10 million during 2005, primarily related to facility upgrades and scheduled replacement of delivery and warehouse equipment.

Cash flows from financing activities

Year ended December 31, 2004

For 2004, net cash used by financing activities was $1.3 million. As described further under Revolving Credit and Tranche B Notes and Letters of Credit below, as a result of our reorganization, we borrowed $86.4 million under our revolving credit facility and $35.5 million of term debt notes were issued. Debt issuance costs of $3.8 million were paid in connection with the emergence financing. Additionally, during the period January 1, 2004 through August 22, 2004, a net of $55.0 million of distributions from our former parent were received. Pursuant to the Plan, $139.6 million was distributed to the PCT and RCT upon emergence. Net payments made on our outstanding debt obligations totaled $41.4 million for the year.

Revolving Credit Facility.    On August 23, 2004, pursuant to the Plan, we entered into a three-year agreement with a group of lenders to provide a $250 million revolving credit facility, consisting of a $240 million revolving loan and a $10 million first-in last-out loan (FILO). Borrowing under the revolving credit facility is subject to a formula based on eligible accounts receivable and inventory (the Borrowing Base). The Borrowing Base supports both borrowings and letter of credit obligations under the revolving credit facility. At our option, U.S. interest rates on the revolving credit agreement and letters of credit are based on LIBOR or the higher of prime or the federal funds rate plus 0.50% plus an applicable margin (2.25% to 2.75%). Interest is payable monthly, or if we elect LIBOR, at the expiration of each LIBOR period which is 30, 60, or 90 days, as set forth in the revolving credit facility. The FILO LIBOR margin is 4.0%. Canadian borrowing rates are based on the higher of the Canadian prime rate or the Bank Acceptance rate plus 1.75%. We were subject to an unused facility fee of 0.50%, or $0.3 million for the period August 23, 2004 through December 31, 2004. The credit agreement for the revolving credit facility contains restrictive covenants, including a requirement to realize specified minimum levels of EBITDA, as defined in the credit agreement, limitations on capital spending, and a minimum aggregate Borrowing Base requirement, and places restrictions on our ability to make payments under our Tranche B Note Agreement and Trust guarantees. The credit agreement for the revolving credit facility also cross defaults to the Tranche B Note Agreement which contains a requirement that we maintain specified maximum leverage ratios of debt to EBITDA, as defined in the Tranche B Note Agreement. All obligations under the revolving credit facility are collateralized by a first priority interest in, and liens upon, substantially all of our present and future assets. The terms of the revolving credit facility allow for prepayment without penalty. We paid financing fees of approximately $3.3 million in connection with entering into the revolving credit facility. These debt issuance costs were deferred, are included in other non-current assets and are being amortized over the term of the agreement. At December 31, 2004 we had a net available borrowing capacity under the revolving credit facility of approximately $117.9 million.

During the period August 23, 2004 through December 31, 2004, the maximum amount of borrowing and letters of credit outstanding under the revolving credit facility were $86.4 million and $36.7 million, respectively. As of December 31, 2004, the total borrowings outstanding were $45.0 million and letters of credit outstanding were $36.7 million. At December 31, 2004, we elected the LIBOR option and the 30 and 90 day LIBOR rates were 2.40% and 2.56%, respectively. As of December 31, 2004 we were in compliance with all of our covenants under the revolving credit facility. The weighted average interest rate for the period August 23, 2004 through December 31, 2004 was 4.6%.

Tranche B Note Agreement.    On August 23, 2004 we entered into a Tranche B Note and Warrant Purchase Agreement, as amended (Tranche B Note Agreement) with a group of lenders providing for a term credit facility in the total amount of $60 million. Under the Tranche B Note Agreement (i) we issued five-year Tranche B Notes in the principal amount of approximately $35.5 million, and (ii) Tranche B Letters of Credit were issued for our account in the amount of approximately $24.5 million. We paid financing fees of approximately $0.5 million in connection with entering into the Tranche B Note Agreement. These debt issuance costs are deferred and included in other non-current assets and are being amortized over the term of the Tranche B Note Agreement. Additionally, based on the net proceeds received, $1.8 million is recorded as a debt discount and is being amortized into interest expense over the term of the Tranche B Agreement.

The Tranche B Notes bear interest at the rate of LIBOR plus 12%. As of December 31, 2004 the 30 day LIBOR rate was 2.40%. We also pay an annual commitment fee equal to 12% of the amount of the Tranche B Letters of Credit. Interest on the Tranche B Notes and the Tranche B Letters of Credit fees are payable monthly in arrears. All interest and commitment fees, except for 3% per annum, are payable in cash. The remaining 3% of interest and commitment fees may be paid in kind or cash, at our option. From the period August 23, 2004 through June 30, 2005, we elected to pay all interest and commitments fees in cash. All obligations under the Tranche B Notes and the Letters of Credit are collateralized by a second priority interest in, and liens upon, substantially all of our present and future assets. The Tranche B Note Agreement contains restrictive financial covenants including a requirement to realize specified minimum levels of EBITDA, as defined in the Tranche B Note Agreement, a requirement that we maintain specified maximum leverage ratios of debt to EBITDA, limitations on capital spending and a minimum aggregate borrowing availability requirement. The Tranche B Notes mature on August 23, 2009 and the Company is required to pay all outstanding principal and all accrued interest (including capitalized interest) then outstanding under the Agreement. As of August 23, 2004 and December 31, 2004 we were in compliance with all of our covenants under the Tranche B Note Agreement.

The Tranche B Notes and Letters of Credit are subject to optional redemption and replacement features including call protection at 112% during the first year and 106% during the second year, except that we may redeem or replace the Tranche B Notes and the Letters of Credit without premium, up to an aggregate of $15 million during the first year, up to a cumulative aggregate of $30 million during the second year, and the total of the Tranche B Notes and Letters of Credit after two years from the initial date of the Tranche B Agreement. Our ability to redeem Tranche B Notes and replace Tranche B Letters of Credit is limited by covenants contained in our revolving credit facility that restrict payments based on a formula that is derived from information contained in an RCT financial summary report that is required to be filed with the Bankruptcy Court periodically. However, in absence of the RCT report, during 2005, payments are permitted up to $10.0 million provided that certain financial covenants are satisfied after giving effect to such payment. As of August 23, 2004 and December 31, 2004, a total of $35.5 million in Tranche B Notes and Letters of Credit in the amount of $24.5 million were issued and outstanding under the Tranche B Note Agreement.

In February 2005, we redeemed $10.0 million in outstanding Tranche B Notes the maximum amount permitted per the Tranche B Note Agreement and our revolving credit facility. Subsequently, we received a consent from our revolving credit lenders permitting us to prepay an additional $5.0 million of the Tranche B Notes in April 2005, which we did. Additionally, in August 2005, we prepaid $15.0 million in outstanding Tranche B Notes. This payment was also permitted under our revolving credit facility.

In connection with the issuance of the Tranche B Notes, we issued warrants to the Tranche B lenders to purchase up to an aggregate of 247,654 shares of our common stock at an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan. The warrants are immediately exercisable and expire seven years from the date of issuance. The warrants are valued at $1.4 million and were charged to discount on debt and amortized into interest expense over the term of the notes. The value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a term of seven years, a risk free interest rate of 3.85%, volatility of 30%, and an expected dividend yield of zero.

We are in discussions with potential lenders with respect to refinancing both of our debt facilities in order to obtain more favorable interest rates. However, there can be no assurance that we will succeed in effecting the contemplated refinancing.

The Company’s long-term debt obligations and outstanding letters of credit is as follows (in millions):

	December 31, 2004	August 23, 2004
Revolving credit facility	$45.0	$86.4
Tranche B notes payable	35.5	35.5

Subtotal	80.5	121.9
Less: debt discount	(3.0)	(3.2)

Subtotal	77.5	118.7

Less: current portion of long-term debt:	—	—

Total long-term debt, net of current portion	$77.5	$118.7

Letters of credit outstanding	$61.2	$57.1

We believe that our ability to generate cash from operations and funds available from our existing credit facility are adequate to fund working capital, capital spending and other cash needs for at least the next 12 months. Our ability to generate adequate cash from operations in the future, however, will depend on, among other things, our ability to successfully implement our business strategies while continuing to tightly control our expenses, and to manage the impact of changes in manufacturers’ pricing. We can give no assurance that we will be able to successfully implement those strategies and cost control initiatives, or successfully manage our pricing to match increases from the manufactures. In addition, changes in our operating plans, lower than anticipated sales, increased expenses, interest rate increases, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. We can give no assurance that financing will be available on acceptable terms or at all. Additional equity financing could be dilutive to holders of our common stock; debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

Years ended December 31, 2003 and 2002

On June 17, 2002, pursuant to our acquisition by Fleming, our outstanding debt was extinguished. From June 17, 2002 through emergence from bankruptcy, we did not have any debt on our financial statements. For the years ended December 31, 2003 and December 31, 2002 we had net distributions to Fleming totaling $28.5 million and $61.5 million, respectively, which were the result of excess cash flows from operations. Checks drawn in excess of bank balances resulted in a use of cash totaling $16.4 million in 2003, while in 2002 they resulted in a source of cash totaling $11.6 million. These changes represent the change in the amount of issued checks that have not cleared through our banking system. The outstanding checks are typically funded through borrowings on our revolving credit facility when they clear the bank.

Six months ended June 30, 2005 and 2004

For the six months ended June 30, 2005, net cash used by financing activities was $2.4 million compared to net cash provided of $12.6 million for the six months ending June 30, 2004. During the six months ended June 30, 2005, we redeemed $15.0 million of our Tranche B Notes and borrowed a net of $14.3 million under the revolving credit facility.

During the six months ended June 30, 2005, the maximum amount of borrowing and letters of credit outstanding under the revolving credit facility were $59.2 million and $38.7 million, respectively. As of June 30, 2005, the total borrowings outstanding under the Facility were $59.2 million and letters of credit outstanding were $27.7 million.

The weighted average interest rate for the six months ended June 30, 2005 for the revolving credit facility was 5.4%. As of June 30, 2005 we were in compliance with all of its covenants and had a net available borrowing capacity of approximately $88.7 million.

In February 2005, we redeemed $10.0 million in outstanding Tranche B Notes, the maximum amount permitted under the Tranche B Note Agreement. Subsequently we received a consent agreement from our lenders permitting us to pay an additional $5.0 million of the Tranche B Notes, which we did in April 2005. As a result of these payments, the principal amount of the Tranche B Notes issued and outstanding as of June 30, 2005 had been reduced to $20.5 million. Tranche B Letters of Credit outstanding as of June 30, 2005 remained at $24.5 million. The weighted average interest rate on the Tranche B Notes was 14.7% for the six months ended June 30, 2005. The Company was in compliance with all of its covenants under the Tranche B notes.

The following table summarizes our funded debt obligations and outstanding letters of credit under the Tranche B Note Agreement as of June 30, 2005 and December 31, 2004 (in millions):

	June 30, 2005	December 31, 2004
Revolving credit facility	$59.2	$45.0
Tranche B notes payable	20.5	35.5

Subtotal	79.7	80.5
Less: debt discount	(2.6)	(3.0)
Subtotal	77.1	77.5
Less current portion	—	—

Total long-term debt, net of current portion	$77.1	$77.5

Letters of credit outstanding	$52.2	$61.2

Contractual Obligations and Commitments

Contractual Obligations.    The following table presents information regarding our contractual obligations that exist as of December 31, 2004:

(in millions)	Total	2005	2006	2007	2008	2009	2010 and Thereafter
Long-term debt(1)	$80.5	$—	$—	$45.0	$—	$35.5	$—
Operating leases	72.9	16.2	14.4	11.5	8.1	6.2	16.5

Total contractual obligations	$153.4	$16.2	$14.4	$56.5	$8.1	$41.7	$16.5

(1)	As of June 30, 2005, the Company had made payments totaling $15.0 million reducing the $35.5 million long-term debt obligation due in 2009 to $20.5 million. In addition, on August 15, 2005 we pre-paid an additional $15.0 million of long-term debt due in 2009 with the proceeds from borrowing under our revolving credit facility.

Purchase orders for the purchase of inventory and other services are not included in the table above because purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions, and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Off-Balance Sheet Arrangements

Letter of Credit Commitments.    As of December 31, 2004, our standby letters of credit issued under our revolving credit facility and the Tranche B Note Agreement were $61.2 million of which $54.7 million relates to workers’ compensation and casualty insurance. All of the standby letters of credit expire in 2005. However, in the ordinary course of our business, we will continue to renew or modify the terms of the letters of the credit as required by business needs. As of June 30, 2005, our standby letters of credit issued under our revolving credit facility and the Tranche B Note Agreement were $52.2 million and of this amount, standby letters of credit relating to workers’ compensation and casualty insurance totaled $46.3 million.

Trust Guarantees.    Pursuant to the Plan, two special purpose trusts were established, the Post-Confirmation Trust, or PCT, and the Reclamation Creditors’ Trust, or RCT, collectively, the Trusts (See Note 1—Summary Company Information and Emergence from Bankruptcy to the consolidated financial statements). The Trusts were established in order to administer post-confirmation responsibilities ordered under the Plan including, but not limited to, the pursuit of assets and reconciliation and subsequent settlement of pre-petition and post-petition claims, including specific administrative claims. Under the terms of the Plan, we guarantee the payment of all PCT administrative claims in excess of $56 million. In addition, if the assets of the RCT are inadequate to satisfy all of the allowed TLV claims, we must pay such claims in full plus any accrued interest. We also guarantee all eligible but unpaid non-TLV claims up to a maximum of $15 million. The Plan limits the combined amounts of the RCT TLV and non-TLV claims to not greater than $137 million. FIN 45 requires that an entity issuing a guarantee must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. Based on the estimates provided by the Trusts, we believe that (i) the PCT administrative claims are substantially below the guarantee threshold and (ii) the assets of the RCT will be sufficient to satisfy the TLV claims and non-TLV claims against it. Therefore, we have not accrued any liability with respect to these guarantees. However, if the assets of either Trust are insufficient to cover the liabilities of such Trust we could be required to satisfy the guarantees. We have reviewed the Trusts and guarantees pursuant to FIN 46 and found that they are not subject to consolidation.

Operating Leases.    The majority of our sales offices, warehouse facilities, and trucks are subject to lease agreements which expire at various dates through 2016 (excluding renewal options). These leases generally require us to maintain, insure, and pay any related taxes. In most instances, we expect the leases that expire will be renewed or replaced in the normal course of our business.

Third Party Distribution Centers.    We currently manage two regional distribution centers for third party convenience store operators who engage in self-distribution. Under the agreements relating to these facilities, the third parties have a “put” right under which they may require us to acquire the facilities. If the put right is exercised, we will be required to (1) purchase the inventory in the facilities at cost, (2) purchase the physical assets of the facilities at fully depreciated cost, and (3) assume the obligations of the third parties as lessees under the leases related to those facilities. While we believe the likelihood that these put options will be exercised is remote, if they are exercised, we could be required to make aggregate capital expenditures of approximately $10 million, based on current estimates. The amount of capital expenditure would vary depending on the timing of any exercise of such puts.

Litigation

In the ordinary course of our business, we are subject to certain legal proceedings, claims, investigations and administrative proceedings. In accordance with SFAS No. 5 Accounting for Contingencies, we record a provision for a liability when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. When applicable, these provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. At both June 30, 2005 and December 31, 2004, we were not involved in any material litigation.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 supercedes Accounting Principles Bulletin (APB) Opinion 2, Accounting for Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, though it carries forward the guidance of those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and error corrections. This statement is effective for accounting changes and error corrections made in years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. We do not expect adoption of SFAS No. 154 to have a material impact on our financial statements.

In March 2005, the SEC issued SAB No. 107 which offers guidance on SFAS No. 123(R). SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term. We expect to apply the principles of SAB No. 107 in conjunction with our adoption of SFAS No. 123(R).

In December, 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123 for fair value. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and prohibits pro forma disclosure as an alternative to financial statement recognition. SFAS No. 123(R) is effective for interim or annual reporting periods beginning after December 15, 2005. We are evaluating the impact of SFAS No. 123(R).

In December 2004, FASB issued Staff Position No. 109-2 (FSP No. 109-2), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (the Act). The Act, which was signed into law on October 22, 2004, provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated (as defined in the Act) in either a company’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. Accordingly, the position provides guidance on accounting for income taxes that related to the accounting treatment for unremitted earnings in a foreign investment (a consolidated subsidiary or corporate joint venture that is essentially permanent in nature). Further, the position permits a company time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. Accordingly, an enterprise that has not yet completed its evaluation of the repatriation provision for purposes of applying SFAS No. 109 is required to disclose certain information, for each period for which financial statements covering periods affected by the Act are presented. Subsequently, the total effect on income tax expense (or benefit) for amounts that have been recognized under the repatriation provision must be provided in a company’s financial statements for the period in which it completes its evaluation of the repatriation provision. The provisions of FSP No. 109-2 are effective immediately. As of and for the year ended December 31, 2004, we have not yet completed our evaluation; consequently, the required information is disclosed in Note 16 Income Taxes to the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. The provisions of this statement are effective for non monetary asset exchanges occurring in periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We do not believe that the adoption of SFAS No. 153 will have a significant impact on our consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, Inventory Costs that amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, (ARB No. 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this statement requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 will have a significant impact on our consolidated financial statements.

In May 2004, the FASB issued FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, which supercedes FSP No. 106-1 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, and provides guidance on accounting for the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the MMA) for employers that sponsor postretirement health care plans that provide prescription drug coverage that is at least actuarially equivalent to that offered by Medicare Part B. The MMA provides a prescription drug benefit for Medicare eligible employees starting in 2006. This statement is effective for interim and annual periods beginning after June 15, 2004. The adoption of FSP No. 106-2 did not have a material impact on the consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (Revised) (SFAS No. 132R) Employer’s Disclosure about Pensions and Other Post retirement Benefits. SFAS No. 132R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost for defined benefit pension plans and defined benefit post retirement plans. SFAS No. 132R is effective for years ending after December 15, 2003, except that certain disclosures are effective for years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of SFAS No. 132R did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (FIN No. 46), and a revised interpretation of FIN No. 46 (FIN No. 46R) in December 2003, in an effort to expand upon existing accounting guidance that addresses when a company should consolidate the financial results of another entity. FIN No. 46 requires variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. A company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. The adoption of FIN 46R did not have a material impact on our consolidated financial statements.

In July 2002, The Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes—Oxley Act) was enacted. Section 404 of the Sarbanes-Oxley Act stipulates that public companies must take responsibility for maintaining an effective system of internal control. The Sarbanes-Oxley Act requires public companies to report on the effectiveness of their control over financial reporting and obtain an attestation report from their independent registered public accounting firm about management’s report. The act requires most public companies (accelerated filers) to report on the company’s internal control over financial reporting for years ended on or after November 15, 2004. Other public companies (non-accelerated filers) must begin to comply with the new requirements related to internal control over financial reporting for their first year ending on or after July 15, 2006 under the latest extension granted by the SEC. Our company is a non-accelerated filer and therefore expects to comply with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006.

(a) QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our major exposure to market risk comes from changes in short-term interest rates on our variable rate debt. At December 31, 2004, variable rate debt represented 100% of our total debt. Depending upon the borrowing option chosen, the variable rate debt is based upon LIBOR or the prime rate plus an applicable margin. If interest rates on existing variable rate debt increased 26 basis points (which approximates 10% of the LIBOR component of our variable rate debt), our results from operations and cash flows would not be materially affected.

We conduct business in Canada. However, changes in the U.S./Canadian exchange rate had no material impact on the overall results of the Canadian operations, as virtually all revenues and expenses of such operations are Canadian dollar based. To the extent that funds are moved to or from Canada, we would be exposed to fluctuations in the U.S./Canadian exchange rate. The U.S./Canadian exchange rate based on the noon rate used for balance sheet translation was 1.2062, 1.2977, and 1.2924 as of December 31, 2004, August 23, 2004, and December 31, 2003, and was 1.2256 and 1.3404 as of June 30, 2005 and June 30, 2004.

ITEM 3.	PROPERTIES

Our headquarters are located in South San Francisco, California, and consist of 22,000 square feet of leased office space. We also lease 13,000 square feet for use by our information technology and tax personnel in Richmond, British Columbia. The following table sets forth for each distribution center: the location of the distribution center and the approximate aggregate square footage of each distribution center. We lease all of our distribution centers other than our distribution center located in Leitchfield, Kentucky, which we own.

City and State of Location	Square Footage(1)
Albuquerque, New Mexico	115,447
Atlanta, Georgia	100,266
Bakersfield, California	69,904
Corona, California	194,400
Corona, California(2)	57,040
Denver, Colorado	140,000
Fort Worth, Texas	138,500
Grants Pass, Oregon	43,050
Hayward, California	130,080
Las Vegas, Nevada	100,000
Los Angeles, California	193,679
Leitchfield, Kentucky	121,192
Minneapolis, Minnesota	197,685
Portland, Oregon	111,740
Reno, Nevada(3)	24,800
Sacramento, California	108,450
Sacramento, California(4)	100,000
Salt Lake City, Utah	95,500
Spokane, Washington	51,384
Spokane, Washington	27,000
Calgary, Alberta	75,512
Vancouver, British Columbia	65,100
Victoria, British Columbia	47,575
Winnipeg, Manitoba	55,296

Total Square Footage	2,363,600

(1)	All square footage excludes mezzanine space.
(2)	This facility is our Allied Merchandising Industry consolidating warehouse.
(3)	This facility is a depot.
(4)	Includes Artic Cascade, one of two of our consolidating warehouses.

We also operate distribution centers on behalf of two of our major customers, one in Phoenix, Arizona for Circle K and the one in San Antonio, Texas for Valero. Each facility is leased by the specific customer solely for their use and operated by Core-Mark.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information as of July 31, 2005 regarding the beneficial ownership of shares of our common stock by: (i) each person or entity known to us to be the beneficial owner of more than 5% of our common stock; (ii) each of our named executive officers; (iii) each member of our board of directors; and (iv) all members of our board of directors and executive officers as a group.

Except as otherwise noted below, each of the following individual’s address of record is c/o Core-Mark Holding Company, Inc., 395 Oyster Point Boulevard, Suite #415, South San Francisco, California 94080.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of July 31, 2005, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other stockholder.

	Securities Beneficially Owned
Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Principal Securityholders:
Pension Benefit Guaranty Corporation(1)	595,636	6.1%
River Run Capital Management(2)	609,967	6.1%
Fleming Companies, Inc(3)	4,504,054	45.9%
Sankaty Advisors LLC(4)	602,352	6.1%
Directors and Executive Officers:
J. Michael Walsh(5)	42,611	*
Basil P. Prokop(5)	39,060	*
Chris Walsh(5)	33,734	*
Scott McPherson(5)	26,040	*
Thomas B. Perkins(5)	26,040	*
Robert A. Allen(6)	2,500	*
Stuart W. Booth(7)	—	*
Gary F. Colter(6)	2,500	*
L. William Krause(7)	—	*
Harvey L. Tepner(6)	2,500	*
Randolph I. Thornton(6)	2,500	*
All directors and executive officers as a group (14 persons)	231,932	2.3%

*	Represents beneficial ownership of less than 1%.
(1)	The address of Pension Benefit Guaranty Corporation is 1200 K Street, N.W. Washington DC 2005.
(2)	The address of River Run Capital Management is 152 West 57th Street—52nd Floor, New York, New York 10019. Consists of: (i) 197,169 shares of common stock and warrants exercisable for 66,109 shares of common stock held by River Run Partners, LP, (ii) 230,074 shares of common stock and warrants exercisable for 78,182 shares of common stock held by River Run Fund, Ltd, and (iii) 27,264 shares of common stock and warrants exercisable 11,169 shares of common stock held by Cold Springs, LP. The warrants are immediately exercisable and have an exercise price of $20.925 per share.
(3)	The address of Fleming Companies, Inc. is 15150 Preston Road, Suite 240, Dallas, Texas 75248. Pursuant to the Plan, we issued an aggregate of 9.8 million shares of our common stock to Fleming in exchange for the stock of Core-Mark International, Inc. and its subsidiaries. Fleming has distributed 5,295,946 shares of our common stock to certain of its creditors and continues to hold 4,504,054 shares that are subject to future distribution to Fleming’s creditors as claims are resolved. Fleming will also transfer certain shares of our common stock to our subsidiary, Core-Mark Holding Company III, Inc. and Core-Mark Holding Company III will hold such stock, not for its own account, but rather in trust for the benefit of holders of certain disputed claims.
(4)

The address of Sankaty Advisors LLC is 111 Huntington Avenue, Boston, Massachusetts 02199. Consists of: (i) 44,051 shares of common stock and warrants exercisable for 4,929 shares of common stock held by Sankaty High Yield Asset Partners, L.P. (Sankaty I), whose sole general partner is Sankaty High Yield Asset Investors, LLC (SHYA), whose sole managing member is Sankaty Investors, LLC (SI), whose sole managing member is Mr. Jonathan S. Lavine, (ii) 97,950 shares of common stock and warrants exercisable for 16,686 shares of common stock held by Sankaty High Yield Partners II, L.P., whose sole general partner is Sankaty High Yield Asset Investors II, LLC (SHYAII), whose sole managing member is Sankaty Investors II, LLC (SI II), whose sole managing member is Mr. Lavine, (iii) 107,805 shares of common stock warrants exercisable representing 25,712 shares of common stock held by Sankaty High Yield Partners III, L.P., whose sole general partner is Sankaty High Yield Asset Investors III, LLC (SHYAIII), whose sole managing member is Sankaty Investors III, LLC (SI III), whose sole managing member is Mr. Lavine, (iv) warrants exercisable for 23,222 shares of common stock held by Prospect Harbor Credit Partners, L.P. (Prospect Harbor), whose sole general partner is Prospect Harbor Investors, LLC (PHI), whose sole managing member is Sankaty Credit Member, LLC (SCM), whose sole managing member is Mr. Lavine, (v) 206,688 shares of common stock and warrants exercisable for 61,200 shares of common stock held by Sankaty Credit Opportunities, L.P. (SCO), whose sole general partner is Sankaty Credit Opportunities Investors, LLC (SCOI), whose sole managing member is SCM, whose sole managing member is Mr. Lavine, (vi) 6,090 shares of common stock and warrants exercisable for 2,436 shares of Common Stock held by Brant Point CBO 1999-1, Ltd. (Brant Point I), whose collateral manager is Sankaty Advisors, LLC (SA), whose sole managing member is Mr. Lavine, (vii) 5,583 shares of Common Stock held by Brant Point II CBO 2000-1 Ltd. (Brant Point II), whose collateral manager is SA, whose sole managing member is Mr. Lavine. The warrants are immediately exercisable and have exercise prices of $15.50 per share or $20.925 per share, the fair values as determined pursuant to the Plan. By virtue of their relationship to Sankaty I, each of SHYA and SI may be deemed to beneficially own the shares held by Sankaty I. Each of SHYA and SI disclaims beneficial ownership of all such shares except to the extent of their pecuniary interest therein. By virtue of their relationship to Sankaty II, SHYAII and SI II may be deemed to beneficially own the shares held by Sankaty II. Each of SHYAII and SI II disclaims beneficial ownership of all such shares except to the extent of their pecuniary interest therein. By virtue of their relationship to Sankaty III, SHYAIII and SI III may be deemed to beneficially own the shares held by Sankaty III. Each of SHYAIII and SI III disclaims beneficial ownership of all such shares except to the extent of their pecuniary interest therein. By virtue of their relationship to Prospect Harbor, PHI and SCM may be deemed to beneficially own the shares held by Prospect Harbor. Each of PHI and SCM disclaims beneficial ownership of all such shares except to the extent of their pecuniary interest therein. By virtue of their relationship to SCO, SCOI and SCM may be deemed to beneficially own the shares held by SCO. Each of SCOI and SCM disclaims beneficial ownership of all such shares except to the extent of their pecuniary interest therein. SA, by virtue of its relationship to each of Brant Point I and Brant Point II, may be deemed to beneficially own the shares held by such funds. SA disclaims beneficial ownership of all such shares except to the extent of its pecuniary interest therein. By virtue of his relationship to Sankaty I, Sankaty II, Sankaty III, Prospect Harbor, SCO, Brant Point I and Brant Point II, Mr. Lavine may be deemed to beneficially own the shares held by such funds. Mr. Lavine disclaims beneficial ownership of all such shares except to the extent of its or his pecuniary interest therein.

(5)	Represents the portion of options or restricted stock units granted to such officer under the 2004 Long Term Incentive Plan that are exercisable by such officer within 60 days of July 31, 2005. Generally, one third of the options and restricted stock units granted under the 2004 Long Term Incentive Plan vested on August 23, 2005, and the remaining options and restricted stock units vest in equal monthly installments over the two year period commencing on August 23, 2005, for each consecutive month that the grantee remains an employee.
(6)	Certain of our non-employee Directors received options to purchase 7,500 shares of our common stock granted under the 2004 Directors Equity Incentive Plan on August 23, 2004 which have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, and vest over three years. One third of the options vested on August 23, 2005, and the remaining options vest in equal quarterly installments over the two year period commencing on August 23, 2005, for each consecutive quarter that the grantee remains a director. The 2,500 shares represent the portion of options exercisable in shares of common stock within 60 days of July 31, 2005 that are held by each of our Directors.
(7)	Messrs. Booth and Krause were appointed to our board of directors in August 2005. Mr. Booth and Mr. Krause were each granted options to purchase 7,500 shares of our common stock under the 2005 Directors Equity Incentive Plan on August 12, 2005. The options have an exercise price of $27.03, the fair value of a share of our common stock as determined by the Board of Directors as provided in the plan on the basis of the average trading price of our common stock over the twenty trading days ending two trading days prior to the date of grant. One third of the options vest on August 12, 2006, and the remaining options vest in equal quarterly installments over the two year period commencing on August 12, 2006, for each consecutive quarter that the grantee remains a director.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Our Directors and Executive Officers

The following table sets forth names, ages and positions of the persons who are our directors and executive officers as of August 30, 2005:

Name	Age	Position
J. Michael Walsh	57	President, Chief Executive Officer and Director

James E. Wall	57	Senior Vice President and Chief Financial Officer

Basil P. Prokop	61	President—Canada Distribution

Chris L. Walsh	40	Senior Vice President—Sales and Marketing

Gregory P. Antholzner	45	Vice President—Finance and Control

Henry Hautau	63	Vice President—Employee and Corporate Services

Scott E. McPherson	35	Vice President—U.S. Divisions

Thomas B. Perkins	46	Vice President—U.S. Divisions

Robert A. Allen(2)(3)	56	Director

Stuart W. Booth(1)	54	Director

Gary F. Colter(1)(2)(3)	59	Director

L. William Krause(2)(3)	63	Director

Harvey L. Tepner	48	Director

Randolph I. Thornton(1)(2)(3)	59	Director, Chairman of the Board of Directors

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

J. Michael Walsh has served as our President and Chief Executive Officer since March 2003 and as a Director since August 2004. From October 1999 to March 2003, Mr. Walsh served as our Executive Vice President—Sales. From April 1991 to January 1996, Mr. Walsh was a Senior Vice President—Operations and was Senior Vice President—U.S. Distribution from January 1996 to October 1999. Before joining Core-Mark, Mr. Walsh served as the Senior Vice President—Operations of Food Services of America. Mr. Walsh received a Bachelor of Science degree in industrial engineering from Texas Tech University and a Master of Business Administration from Texas A&M at West Texas.

James E. Wall has served as our Senior Vice President and Chief Financial Officer since September 2004. Prior to joining us, Mr. Wall served as the Chief Financial Officer of Memec PLC from August 2002 to April 2003. From August 1999 to April 2001, Mr. Wall served as the Chief Financial Officer of Metricom, Inc (which subsequently filed for bankruptcy), and Treasurer and Controller of Air Touch Communications, Inc. from September 1995 to August 1999. Mr. Wall received a Bachelor of Science degree in international marketing from California State University at Los Angeles and a Master of Business Administration from the University of California at Los Angeles. Mr. Wall also did doctoral work in accounting, finance and management at Pace University and is a certified public accountant licensed in California.

Basil P. Prokop has served as President of Canada Distribution since 1992. From 1987 to 1992, Mr. Prokop served as the Vice President and Director of Core-Mark Canada, and from 1986 to 1987 he served as Senior Vice President of Sales of Core-Mark Canada. Mr. Prokop joined Core-Mark in 1984 as a result of our acquisition of Western Smallwares, where he had been employed in various positions, including as a partner and senior officer, from 1960 to 1984.

Chris L. Walsh has served as our Senior Vice President—Sales and Marketing since 2003. Mr. Walsh is responsible for major new business development, relationships and income generation with our key vendors and development and execution of marketing programs throughout Core-Mark. Mr. Walsh joined Core-Mark in 1995 as Director of Foodservice. He was promoted to Vice President—Merchandising in 1997 and Vice President—Marketing in 1999. Prior to joining Core-Mark, Mr. Walsh served in marketing management positions at Nestle, Tyson Foods and Taco Bell. Mr. Walsh received a Bachelor of Arts Degree, cum laude, in economics and English from the University of Puget Sound and a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University.

Gregory P. Antholzner has served as our Vice President—Finance and Control since January 2003. Mr. Antholzner joined Core-Mark in November 1988 as an Accounting Manager. Mr. Antholzner was promoted to Director of Accounting in March 1992. In January 1996, Mr. Antholzner was promoted to Assistant Controller and in July 1998 he became Corporate Controller. Mr. Antholzner received a Bachelor of Science degree in the registered accounting program from the University of New York at Buffalo.

Henry Hautau has served as our Vice President—Employee and Corporate Services since 1992. Prior to joining Core-Mark, Mr. Hautau served in human resource management positions with SOHIO Petroleum Company (British Petroleum North America), Alesa Alusuisse, and Schlumberger Limited. Mr. Hautau received a Bachelor of Arts degree from Saint Francis College in Loretto, Pennsylvania.

Scott E. McPherson has served as our Vice President—U.S. Divisions since January 2003. From June 2001 to January 2003, Mr. McPherson served as President of our Fort Worth distribution center. From June 2000 to June 2001, Mr. McPherson served as our Director of Corporate Marketing and from September 1992 to June 2000 he served as General Sales Manager of our Portland distribution center. Mr. McPherson received a Bachelor of Science Degree in business administration from Lewis & Clark College and a Master of Business of Administration from the University of Portland.

Thomas B. Perkins has served as our Vice President—U.S. Divisions since September 2003. From January 2001 to August 2003, Mr. Perkins served as the President of our Arizona distribution center. From September 1996 to December 2000, Mr. Perkins served as the President of our Spokane distribution center and from August 1993 to August 1996 served as Controller of our Los Angeles distribution center. Prior to joining Core-Mark, Mr. Perkins was a controller with Pepsi Cola Company. Mr. Perkins received a Bachelor of Science degree from Northern Arizona University. Mr. Perkins is a certified public accountant licensed in California (inactive).

Robert A. Allen has served as a Director of Core-Mark since August 2004. Mr. Allen was Acting Chief Operating Officer of the Fleming Companies, Inc. from March 2003 to April 2003. From 1998 to 2003, Mr. Allen served as the President and Chief Executive Officer of Core-Mark International, Inc. and President and Chief Operating Officer of Core-Mark International, Inc. from 1996 to 1998. Mr. Allen received a Bachelor of Arts degree from the University of California at Berkeley.

Gary F. Colter has served as a Director of Core-Mark since August 2004. Mr. Colter has been employed principally by CRS Inc., a corporate restructuring and strategy management consulting company since 2002 and currently serves as its President. Prior to that time, Mr. Colter was employed by KPMG, serving as: Vice Chairman of KPMG Canada from 2001 to 2002; Managing Partner–Global Financial Advisory Services and Member International Executive Team of KPMG International from 1998 to 2000; Vice Chairman–Financial Advisory Services, Chairman and Chief Executive Officer of KPMG Inc. and on the Management Committee of KPMG Canada from 1989 to 1998; and Partner of KPMG Canada and its predecessor, Peat Marwick, from 1975 to 2002. Mr. Colter is a member of the board of directors of Canadian Imperial Bank of Commerce, Owens- Illinois, Inc. and Saskatchewan Wheat Pool, and serves as the chair of the audit committee of all three companies. Mr. Colter received a Bachelor of Arts degree in business administration from the Ivey Business School of the University of Western Ontario. Mr. Colter is a fellow chartered accountant (FCA).

Harvey L. Tepner has served as a Director of Core-Mark since August 2004 and also serves as a member of the board of directors of the Post Confirmation Trust of the Fleming Companies. Since December 2002, Mr. Tepner has been a Partner of Compass Advisers, LLP in charge of its investment banking restructuring practice. Prior to that time Mr. Tepner was a Managing Director of Loeb Partners Corporation from 1995 to 2002. Prior to Loeb, Mr. Tepner worked as an officer in the corporate finance departments of Dillon, Read & Co. Inc. and Rothschild Inc. Mr. Tepner is a Chartered Accountant (Canada) and previously worked for Price Waterhouse in Canada. Mr. Tepner received a Bachelor of Arts degree from Carleton University and a Masters of Business Administration degree from Cornell University.

Randolph I. Thornton has served as a Director and Chairman of the Board of Directors of Core-Mark since August 2004 and also serves as a member of the board of directors of the Post Confirmation Trust of the Fleming Companies. Mr. Thornton has served as the President and Chief Executive Officer of Comdisco Holding Company, Inc. since August 2004. From May 1970 to February 2004, Mr. Thornton was employed by Citigroup, Inc., most recently serving as a managing director until Mr. Thornton retired from Citigroup, Inc. in February 2004. Mr. Thornton is a member of the board of directors of Comdisco Holding Company, Inc. In addition, Mr. Thornton was a member of the board of directors of Edison Brothers Stores, Inc. from 1997 to 2000 and served as the chair of its audit committee during that time. Mr. Thornton received a Bachelor of Arts degree in history from Lafayette College and a Master of Business Administration from Columbia Business School.

Stuart W. Booth has served as a Director of Core-Mark since August 2005. Mr. Booth has been employed by Central Garden & Pet Company, a publicly-traded marketer and producer of pet and lawn and garden supplies, since 2002, and is currently its Executive Vice President, Chief Financial Officer and Secretary. During 2001, Mr. Booth served as the Chief Financial Officer of RespondTV, Inc., an interactive television infrastructure and services company. From 1998 to 2000, Mr. Booth was Principal Vice President and Treasurer of Bechtel Group, Inc., an engineering, construction and project management firm. From 1975 to 1998, Mr. Booth served in various financial positions at Pacific Gas & Electric Company and related entities, including as principal financial officer for financial operations, acquisitions and divestitures at PG&E Enterprises. Mr. Booth received a Bachelor of Arts degree in economics from California State University, Chico, and a Masters of Business Administration from California State University, San Francisco.

L. William Krause has served as a Director of Core-Mark since August 2005. Mr. Krause presently serves as President of LWK Ventures, a private investment firm, a position he has held since 1991. Mr. Krause has been Chairman of the Board of Caspian Networks, Inc., a high performance networking systems provider, since April 2002 and was CEO from April 2002 until June 2004. From September 2001 to February 2002, Mr. Krause was Chairman and Chief Executive Officer of Exodus Communications, Inc., which he guided through Chapter 11 Bankruptcy to a sale of assets. He also served as President and Chief Executive Officer of 3Com Corporation, a global data networking company, from 1981 to 1990, and as its Chairman from 1987 to 1993 when he retired. Presently, Mr. Krause serves on the board of directors of Brocade Communications Systems, Inc., Packeteer, Inc., Sybase, Inc., and TriZetto Group. Mr. Krause received a Bachelor of Science degree in electrical engineering from The Citadel.

Family Relationships

The only family relationship between any of the executive officers or directors is between J. Michael Walsh and Chris L. Walsh. J. Michael Walsh is Chris L. Walsh’s uncle.

Board of Directors

Our bylaws provide that the size of the board of directors shall be determined from time to time by our board of directors. Our board of directors currently consists of seven members. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as necessary to discharge their duties. Stuart Booth, Gary F.

Colter, L. William Krause and Randolph I. Thornton are each independent within the meaning of the rules of the NASDAQ National Market and collectively constitute a majority of our board of directors. In addition, effective as of the end of April 2006, we expect that Robert A. Allen will be independent within the meaning of the rules of the NASDAQ National Market.

Committees of the Board of Directors

Pursuant to our bylaws, our board of directors is permitted to establish committees from time to time as it deems appropriate. To facilitate independent director review and to make the most effective use of our directors’ time and capabilities, our board of directors has established the following committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The charter of each of the committees discussed below is available on our website. The membership and function of each committee are described below.

Audit Committee

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. It approves the services performed by our independent accountants and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Stuart W. Booth, Gary F. Colter and Randolph I. Thornton, each of whom is a non-employee member of our board of directors and is independent within the meaning of the rules of the NASDAQ National Market and relevant federal securities laws and regulations. Mr. Booth is the Chairman of the audit committee, and he and Mr. Colter qualify as audit committee financial experts as defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the current rules of the NASDAQ National Market.

Compensation Committee

The compensation committee reviews and approves our general compensation policies and recommends to our board of directors the compensation provided to our directors and executive officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of the compensation committee are Gary F. Colter, L. William Krause, Robert A. Allen, and Randolph I. Thornton, each of whom is a non-employee member of our board of directors. Messrs. Colter, Krause and Thornton are each independent within the meaning of the rules of the NASDAQ National Market. Effective as of the end of April 2006, we expect that Mr. Allen will be independent within the meaning of such rules. Mr. Colter is the Chairman of the compensation committee. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the rules of the NASDAQ National Market.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The members of the nominating and governance committee are Robert A. Allen, Gary F.

Colter, L. William Krause and Randolph I. Thornton. Messrs. Colter, Krause and Thornton are each independent within the meaning of the rules of the NASDAQ National Market. Effective as of the end of April 2006, we expect that Mr. Allen will be independent within the meaning of such rules. Mr. Allen is the Chairman of the nominating and corporate governance committee. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the rules of the NASDAQ National Market.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Robert A. Allen, Gary F. Colter, L. William Krause and Randolph I. Thornton. Randolph I. Thornton is a member of the board of directors of the Post Confirmation Trust of the Fleming Companies and advised the creditors committee on the compensation of our executive officers and members of our Board of Directors.

Harvey L. Tepner, a member of our board of directors (and a member of our compensation committee and chairman of our audit committee from August 2004 through September 2, 2005), is a Partner of Compass Advisers, LLP. Mr. Tepner is also a Managing Director of Compass SRP Associates LLP, a special purpose joint venture that provided financial advisory and investment banking services to the Official Committee of Unsecured Creditors of Fleming in connection with Fleming’s bankruptcy. Compass Advisers, LLP owns a 50% interest in Compass SRP Associates LLP. Pursuant to the Plan, Compass SRP Associates LLP has received total fees and expenses of approximately $4,781,000, of which $2,269,930 was distributed to Compass Advisers, LLP. All fees and expenses paid to Compass SRP Associates LLP were approved by the United States Bankruptcy Court for the District of Delaware after submission of applications by Compass SRP Associates LLP. Harvey L. Tepner is a member of the board of directors of the Post Confirmation Trust of the Fleming Companies but recused himself from any discussions regarding the compensation of Compass SRP Associates LLP.

ITEM 6.	EXECUTIVE COMPENSATION

The following table summarizes all compensation paid to our Chief Executive Officer and to our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2004. We will refer to these executive officers as the named executive officers. The information included in this table for 2002, 2003 and for the period of January 1, 2004 to August 23, 2004, the effective date of Fleming’s reorganization, reflects compensation earned by the named executive officer for services rendered to Core-Mark as a subsidiary of Fleming and such amounts do not necessarily reflect the compensation these individuals will earn as our executive officers.

Summary Compensation

	Year	Annual Compensation				Long-Term Compensation			All Other Compensation (2)(3)(4)
Name and Principal Position		Salary		Bonus		Restricted Stock Units(1)		Securities Underlying Options (#)
J. Michael Walsh President and Chief Executive Officer	2004 2003 2002	$ $ $	451,731 401,250 242,062	$ $ $	225,000 200,000 102,500	$ $ $	279,000 — —	100,000 — —	$ $ $	7,679 1,053 31,661

Basil P. Prokop President—Canada Distribution	2004 2003 2002	$ $ $	256,954 214,625 172,122	$ $ $	135,258 123,810 101,266	$ $ $	255,750 — —	91,667 — —	$ $ $	14,458 13,406 11,065

Chris L. Walsh Senior Vice President—Sales and Marketing	2004 2003 2002	$ $ $	213,462 196,000 170,992	$ $ $	151,000 120,000 66,186	$ $ $	220,875 — —	79,167 — —	$ $ $	6,872 539 337,200

Scott E. McPherson Vice President—U.S. Divisions	2004 2003 2002	$ $ $	182,539 149,808 107,885	$ $ $	58,992 105,000 39,600	$ $ $	170,500 — —	61,111 — —	$ $ $	6,552 7,335 185,763

Thomas B. Perkins Vice President—U.S. Divisions	2004 2003 2002	$ $ $	183,548 142,727 125,769	$ $ $	113,238 105,000 61,583	$ $ $	170,500 — —	61,111 — —	$ $ $	6,011 5,931 216,344

(1)	Reflects a value of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, the value of the shares of common stock underlying the restricted stock units on the date of grant. The per share value is based on valuations of Core-Mark common stock conducted in connection with Fleming’s plan of reorganization. The restricted stock units were issued pursuant to our 2004 Long Term Incentive Plan. The aggregate holdings and value of the shares of restricted stock units held on December 31, 2004, by the individuals reported in this column are: Mr. J. Michael Walsh, 18,000 shares/$279,000; Mr. Prokop, 16,500 shares/$255,750; Mr. Chris L. Walsh, 14,250 shares/$220,875; Mr. McPherson, 11,000 shares/$170,500; and Mr. Perkins, 11,000 shares/$170,500. The shares of restricted stock were issued pursuant to our 2004 Long Term Incentive Plan. Pursuant to the terms of the plan, the restricted stock units vested with respect to one-third of the shares on August 23, 2005, and the remaining two-thirds of the restricted stock units vest ratably over the 24 month period after August 23, 2005, for each consecutive month of service that the individual provides to the Company.
(2)	The figures for 2004 consist of: (i) matching contributions to our 401(k) Plan in the following amounts: $6,500 for Mr. J. Michael Walsh, $4,293 for Mr. Prokop, $6,288 for Mr. Chris Walsh, $5,493 for Mr. McPherson and $5,506 for Mr. Perkins; (ii) the payment of long term disability and accidental death and dismemberment insurance premiums in the following amounts: $1,179 for Mr. J. Michael Walsh, $692 for Mr. Prokop, $584 for Mr. Chris Walsh, $502 for Mr. McPherson and $505 for Mr. Perkins; and (iii) payment of a car allowance in the following amounts: $9,473 for Mr. Prokop and $557 for Mr. McPherson.
(3)	The figures for 2003 consist of: (i) matching contributions to our 401(k) Plan in the following amounts: $3,998 for Mr. Prokop, (ii) the payment of long term disability and accidental death and dismemberment insurance premiums in the following amounts: $1,053 for Mr. J. Michael Walsh, $587 for Mr. Prokop, $539 for Mr. Chris Walsh, $412 for Mr. McPherson and $393 for Mr. Perkins; and (iii) payment of a car allowance in the following amounts: $8,821 for Mr. Prokop, $6,923 for Mr. McPherson and $5,538 for Mr. Perkins.
(4)

The figures for 2002 consist of: (i) matching contributions to our 401(k) Plan in the following amounts: $5,500 for Mr. J. Michael Walsh, $3,414 for Mr. Prokop, $5,322 for Mr. Chris Walsh, $3,452 for Mr. McPherson and $3,989 for Mr. Perkins; (ii) the payment of long term disability and accidental death and dismemberment insurance premiums in the following amounts: $597 for Mr. J. Michael Walsh, $436 for Mr. Prokop, $427 for Mr. Chris Walsh, $270 for Mr. McPherson and $314 for Mr. Perkins; (iii) the payment of a car allowance in the following amounts: $25,564 for Mr. J. Michael Walsh, $7,215 for Mr. Prokop, $24,189 for Mr. Chris Walsh, $7,200 for Mr. McPherson and $7,200 for Mr. Perkins; and (iv) and payment of the following amounts by Fleming for outstanding options in connection with the acquisition of Core-Mark International by Fleming: $307,262 for Mr. Chris Walsh, $174,841 for Mr. McPherson and $204,841 for Mr. Perkins.

(5)	Mr. Prokop receives his cash compensation in Canadian dollars. We report these amounts in the summary compensation table above in U.S. dollars based on the US/Canadian year-end exchange rate for each of 2004, 2003 and 2002 of $1.2034, $1.2923 and $1.58.

Stock Options

The following table sets forth information relating to the stock options granted under our 2004 Long-Term Incentive Plan in 2004 to our named executive officers as well as information on their stock options holdings at the end of 2004.

Option Grants in 2004 Year

	No. of Shares Underlying Securities Granted	Percent of Total Securities Granted to Employees (%)	Exercise Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Option Price Appreciation for Option Term(1)
Name					5%	10%
J. Michael Walsh	100,000	8.0%	$15.50	8/23/11	$631,006	$1,470,512
Basil P. Prokop	91,667	7.3%	$15.50	8/23/11	$578,424	$1,347,974
Chris L. Walsh	79,167	6.3%	$15.50	8/23/11	$499,548	$1,164,160
Scott E. McPherson	61,111	4.9%	$15.50	8/23/11	$385,614	$898,644
Thomas B. Perkins	61,111	4.9%	$15.50	8/23/11	$385,614	$898,644

(1)	The dollar amounts represented are based on calculations assuming annual rates of stock price appreciation over the option term at 5 percent and 10 percent rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of our common stock. On the grant date there was no public trading market for our common stock. For the purposes of calculating the potential realizable value we used $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, as the value of our common stock on the date of grant. The price of $15.50 per share was also the basis used to calculate our option expense in our consolidated financial statements. The actual stock price appreciation over the 7-year option term may not be at the above 5 percent and 10 percent assumed rates of compounded stock price appreciation or at any other defined level. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grant made to the named executive officer.

Aggregate Option Exercises in Last Year and Year End Option Values

None of our named executive officers exercised any options to purchase our common stock in 2004. The following table provides information on the amount and value of unexercised in the money options at December 31, 2004. The following table assumes a per-share fair value equal to $15.50 as of December 31, 2004, the fair value of a share of our common stock as determined pursuant to the Plan:

	Shares Acquired on Exercise (#)	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-The-Money Options at December 31, 2004(2)
Name			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
J. Michael Walsh	—	$—	—	100,000	$—	$—
Basil P. Prokop	—	$—	—	91,667	$—	$—
Chris L. Walsh	—	$—	—	79,167	$—	$—
Scott E. McPherson	—	$—	—	61,111	$—	$—
Thomas B. Perkins	—	$—	—	61,111	$—	$—

(1)

No options were exercisable until August 23, 2005. The options vested with respect to one third of the shares of common stock underlying the option on August 23, 2005, and the options vest with respect to the remaining shares of common stock in equal monthly installments over the two year period commencing on August 23, 2005, for each consecutive month of service that individual provides to the Company.
(2)	The exercise price for the unexercisable options is $15.50 per share, the fair value of our common stock as determined pursuant to the Plan. As of December 31, 2004 there was no trading market for shares of our common stock. Therefore, we have assumed that the fair market value for a share of our common stock remained equal to the exercise price as of December 31, 2004 and, accordingly, that none of the unexercisable options were in-the-money.

Restricted Stock and Restricted Stock Units

In connection with our emergence from bankruptcy, we granted each named executive officer restricted stock or restricted stock units as follows:

Name	Number of Shares or Units
J. Michael Walsh	18,000
Basil P. Prokop	16,500
Chris L. Walsh	14,250
Scott E. McPherson	11,000
Thomas B. Perkins	11,000

The transfer restrictions with respect to one third of the shares of restricted common stock or restricted stock units, lapsed on August 23, 2005. The transfer restrictions with respect to the remaining shares of restricted common stock or restricted stock units lapse in equal monthly installments over the two year period commencing on August 23, 2005. If we are acquired by a non-public company, then all unvested shares will immediately vest. In addition, if we are acquired by a public company and the holder of the restricted stock or units is terminated without cause within one year after we are acquired, then all unvested shares or units will immediately vest.

Director Compensation

We reimburse the members of our board of directors for reasonable expenses in connection with their attendance at board and committee meetings. In addition, non-employee directors receive an annual fee of $30,000 and a fee of $1,500 for each board and committee meeting attended. In addition, the Chairman of the board of directors receives an annual fee of $50,000 as consideration for acting as the Chairman of the board of directors. The Chairman of the audit committee, compensation committee and nominating and corporate governance committee receive an annual fee of $15,000, $7,500 and $7,500, respectively, in consideration for acting as the Chairman of the respective committee. The annual fee is paid in equal quarterly installments. Each non-employee director also received an option to purchase 7,500 shares of our common stock under our 2004 or 2005 Directors Equity Incentive Plan. The exercise price of the stock options granted to our non-employee directors is based on the fair value of our common stock as determined by our board of directors on the date of grant. The options vest one-third on the first anniversary of the grant date, and the balance quarterly over the next two years.

Equity Incentive Plans

2004 Long-Term Incentive Plan

We adopted our 2004 Long-Term Incentive Plan, or the 2004 Plan, effective August 23, 2004, the effective date of the Plan. The 2004 Plan permits us to issue incentive awards to eligible participants selected by our Compensation Committee that are settled in our common stock, cash, or other Core-Mark securities. Available awards under the 2004 Plan include:

•	stock options (including incentive stock options under Section 422 of the Internal Revenue Code of 1986);

•	stock appreciation rights;

•	restricted stock and restricted stock units; and

•	performance awards.

Effective Date and Term.    The 2004 Plan was effective on August 23, 2004, and will remain in effect for a period of up to 10 years after such date. Our board of directors or the Compensation Committee may amend or terminate the 2004 Plan at any time prior to its expiration without prior stockholder approval unless stockholder approval is required by law or the listing requirements of a principal stock exchange in which our common stock is listed, the amendment removes a plan provision that is otherwise subject to stockholder approval, or the amendment would directly or indirectly increase the number of shares authorized under the 2004 Plan (except as is otherwise permitted through the 2004 Plan’s adjustment provision). The termination of the 2004 Plan will not adversely affect outstanding awards under the 2004 Plan.

Administration.    The 2004 Plan is administered by the Compensation Committee but the board of directors may resolve to administer the plan directly in which case references to the Compensation Committee refer to the board of directors. The Compensation Committee is authorized to:

•	select persons to participate in the 2004 Plan, determine the form and substance of grants under the 2004 Plan, and the conditions and restrictions, if any, subject to which such grants will be made,

•	determine the form and substance of the grant agreements reflecting the terms and conditions of grants, certify that the conditions and restrictions applicable to any grant have been met,

•	modify the terms of grants,

•	interpret the 2004 Plan and grant agreements,

•	determine the duration and purposes for leaves of absences which may be taken without constituting a termination of employment or services for purposes of the 2004 Plan,

•	make any adjustments necessary or desirable in connection with grants made to participants located outside of the United States,

•	adopt, amend or rescind rules and regulations for plan administration (including (a) to correct any defect, supply any omission or reconcile any inconsistency in the 2004 Plan or any grant agreement or (b) to ensure the plan complies with Rule 16b-3 under the Exchange Act, the Internal Revenue Code, to the extent applicable, and other applicable law) and to make such other determinations for carrying out the 2004 Plan as the Compensation Committee deems appropriate, and

•	exercise such powers and perform such acts as are deemed necessary or advisable with respect to the 2004 Plan to promote Core-Mark’s best interests.

The Compensation Committee’s determinations and interpretations under the 2004 Plan are in the Compensation Committee’s complete discretion and are binding on Core-Mark, the participants in the 2004 Plan and all other parties.

Eligibility.    Awards under the 2004 Plan may be granted, in the discretion of the Compensation Committee, to any director, officer (including a non-employee officer) or employee of the Company, as well as to any other individual performing services for us or any Core-Mark subsidiary and to any individual to whom an offer of employment or offer to provide services has been extended by us or any Core-Mark subsidiary.

Number of Shares Available for Issuance.    Subject to adjustment as described below, 1,314,444 shares of our common stock (including treasury shares) were authorized for granting awards under the 2004 Plan. If any grant under the 2004 Plan expires or terminates unexercised, becomes unexercisable, is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares are thereafter available for future awards under the 2004 Plan. As of August 30, 2005, options for 1,054,101 shares at an exercise price of

$15.50 per share, 8,542 shares of restricted stock and 181,196 restricted stock units were outstanding under the 2004 Plan, and 70,605 shares were available for future grants.

Annual Award Limits.    The Compensation Committee may not grant to any one participant in any calendar year stock options and SARs for a number of shares in excess of 20% of the total number of shares authorized under the 2004 Plan. In accordance with rules governing incentive stock options, the aggregate fair value of shares for which an incentive stock option is first exercisable during any calendar year (whether under the 2004 Plan or any other plan of the Company or its subsidiaries) may not exceed $100,000.

Adjustments.    In the event of any adjustment, recapitalization, reorganization or other change in our capital structure, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution to stockholders of a material amount of assets of the Company (including in the form of an extraordinary dividend) or any other change in the corporate structure or shares of the Company, the Compensation Committee will make such equitable adjustments as it deems appropriate in the number and kind of shares or other property available under the 2004 Plan and to the exercise price of outstanding stock options or other awards. In the event of any merger, consolidation or other reorganization in which we are not the surviving or continuing corporation or in which a change in control is to occur, awards under the 2004 Plan may be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash). Our board of directors’ determinations and interpretations under the 2004 Plan are in the board of directors’ complete discretion and are binding on the Company, the participants and all other parties.

Awards.    It is anticipated that shares available for future grants will be granted to our executives and other employees under the 2004 Plan from time to time subject to the approval of our Compensation Committee. We cannot presently determine the timing of the remaining awards. Nothing contained in the 2004 Plan will prevent us or any of our affiliates from adopting or continuing in effect other or additional compensation arrangements.

Stock Options.    A participant granted a stock option will be entitled to purchase a specified number of shares of our common stock during a specified term at a fixed exercise price, affording the participant an opportunity to benefit from the appreciation in the market price of our common stock from the date of grant. The exercise price will be established by the Compensation Committee. In accordance with rules governing incentive stock options, the exercise price of an incentive stock option will not be less than the fair value of a share of our common stock on the date of grant (or less than 110% of such fair value if a grant is made to an employee who, at the time of grant owns more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries, such an employee is referred to as a ten percent shareholder. In compliance with Section 409A of the Internal Revenue Code, the Compensation Committee will not grant stock options with an exercise price less than the fair value of a share of the our common stock on the date of grant. Stock options will be designated as incentive stock options or non-qualified stock options. If an incentive stock option fails to qualify as an incentive stock option, then to the extent of such non-qualification, it will be treated as a non-qualified stock option.

The term of each stock option will be determined by the Compensation Committee. If required by the Internal Revenue Code, no option shall be exercisable more than ten years from the date of grant, or five years from the date of grant for a Ten Percent Shareholder.

The Compensation Committee will determine the circumstances that a stock option is exercisable and vested. Unless a grant agreement provides otherwise, stock options become fully exercisable and vested upon a change of control, as defined in the 2004 Plan. Unless a grant agreement provides otherwise:

•	a stock option that is exercisable on the date of a participant’s death or disability will remain exercisable for one year following the date of such death or disability (or, if sooner, until the expiration date of such option),

•	a stock option that is exercisable on the date of termination of service, other than for cause shall remain exercisable for 90 days following such termination of service (or, if sooner, until the expiration date of such option), and

•	a stock option that is exercisable on the date of termination of service for cause shall expire and be forfeited immediately upon such termination of service.

If a stock option is granted to an individual in anticipation of the individual becoming employed or providing services to us or any of our subsidiaries and such employment or service does not commence, such stock option regardless if then exercisable shall expire and be forfeited immediately.

Unless a grant agreement provides otherwise, a participant whose employment or service terminates for cause must return to us the option gain realized from any option exercise that occurred within the one year preceding such employment or service termination. We may deduct the amount of any such option gain from any payment otherwise owed to the participant, such as salary.

Stock options may be exercised by payment in cash, delivery of outstanding shares of our common stock having a fair value equal to the exercise price (which shares, if the Compensation Committee so determines, must have been owned by the participant for at least six months prior to the date of exercise), by a cashless exercise procedure approved by the Compensation Committee, or any combination of the foregoing. On the date of grant or on the date of exercise, the Compensation Committee may provide for the reload of stock options such that if a participant tenders shares to pay the exercise price of a stock option and any tax withholding, the participant receives a new option for the number of shares so tendered with an exercise price equal to the fair value of the shares at the time the reload option is granted.

As of August 30, 2005, options to purchase 1,054,101 shares at an exercise price of $15.50 per share were outstanding under the 2004 Plan.

SARs.    A participant granted an SAR will be entitled to receive the excess of the fair value (calculated as of the exercise date) of a share of our common stock over the grant price of the SAR in cash, our common stock, combination thereof, or any other manner approved by the Compensation Committee. SARs may be granted alone or in tandem with options. If granted alone the grant price must not be less than fair value of our common stock on the date of grant.

The Compensation Committee will determine the circumstances that an SAR is exercisable and vested. However, a SAR will be exercised automatically on the last day prior to the expiration of the SAR (or in the case of tandem SAR prior to the expiration of the related stock option) if the fair value of our common stock exceeds the grant price. If an SAR can be settled in cash, the Compensation Committee intends to establish an exercise date that complies with Section 409A of the Internal Revenue Code.

Unless a grant agreement provides otherwise, SARs become fully exercisable and vested upon a change of control, as defined in the 2004 Plan. Unless a grant agreement provides otherwise:

•	a SAR that is exercisable on the date of a participant’s death or disability will remain exercisable for one year following the date of such death or disability (or, if sooner until the expiration date of such SAR),

•	a SAR that is exercisable on the date of termination of service, other than for cause shall remain exercisable for 90 days following such termination of service (or, if sooner, until the expiration date of such SAR), and

•	a SAR that is exercisable on the date of termination of service for cause shall expire and be forfeited immediately upon such termination of service.

If a SAR is granted to an individual in anticipation of the individual becoming employed or providing services to us or any of our subsidiaries and such employment or service does not commence, such SAR regardless if then exercisable shall expire and be forfeited immediately.

Unless a grant agreement provides otherwise, a participant whose employment or service terminates for cause must return to the Company the amount distributed upon the exercise of any SAR that occurred within the one year preceding such employment or service termination. We may deduct the amount of any such option gain from any payment otherwise owed to the participant, such as salary.

Restricted Stock and Restricted Stock Units.    Restricted stock and restricted stock units, or RSUs, are awards that will be subject to certain restrictions and subject to a risk of forfeiture upon certain kinds of employment terminations, as determined by the Compensation Committee, during a restricted period specified by the Compensation Committee. Restricted stock provides a participant with all of the rights of a holder of our common stock, including the right to vote the shares and to receive dividends, at the end of a specified period. Any stock or other securities received as a distribution with respect to restricted stock is subject to the same restrictions in effect for the restricted stock. A RSU represents a right to receive a share of our common stock at the end of a specified period. Unless a grant agreement provides otherwise, a holder of a RSU has the right to receive accumulated dividends or distributions on the corresponding shares underlying the RSU on the date the RSU vests and thereafter until the underlying shares are issued.

The Compensation Committee will determine the circumstances that restricted stock and RSUs vest and related restrictions lapse. Unless a grant agreement provides otherwise, restricted stock and RSUs vest (and restrictions lapse) upon a change in control or termination of service due to death, disability or retirement. If restricted stock or a RSU is granted to an individual in anticipation of the individual becoming employed or providing services to us or any of our subsidiaries and such employment or service does not commence, such award shall be immediately forfeited to us.

Prior to the end of a vesting period, settlement of RSUs may be further deferred and upon such deferral the RSU shall be considered a deferred stock unit. Unless otherwise provided in the grant agreement, the deferral period shall end on the earliest of: the participant’s death, termination of service, change in control, or the date selected by the participant. The Compensation Committee intends that any such deferral will be made in compliance with Section 409A of the Internal Revenue Code.

As of August 30, 2005, 8,542 shares of restricted stock and 181,196 restricted stock units were outstanding under the 2004 Plan.

Performance Awards.    Performance awards are rights valued, vested or payable based upon the achievement of performance goals over a performance cycle, all as established by the Compensation Committee at the time of the award. Performance goals and objectives may be adjusted by the Compensation Committee during a performance cycle for any reason that the Compensation Committee deems equitable. Performance awards may include specific dollar-value target awards, performance units, and performance shares. The Compensation Committee may establish performance goals and objectives for a performance cycle on the basis of criteria and objectives.

Generally, a participant must be in the service of Core-Mark or any of its subsidiaries at the end of a performance cycle to receive payment of a performance award. However, if a participant’s service terminates due to death, retirement or disability prior to the end of a performance cycle, the participant shall be paid a proportionate amount of the performance award based upon the elapsed portion of the performance cycle and our performance over that portion of such cycle.

Unless a grant agreement provides otherwise, in the event of a change in control, a participant shall earn no less than the portion of the performance award the participant would have earned if the performance cycle had terminated on the date of the change in control.

Amendment or Substitution of Awards.    The Compensation Committee may amend awards under the 2004 Plan in any manner that it deems appropriate except that pursuant to the 2004 Plan’s adjustment provision, no amendment to the 2004 Plan or an award may adverse affect a participant’s rights under an award without the participant’s consent, and the exercise price of an option may not be reduced without stockholder approval. The Compensation Committee may permit holders to surrender outstanding awards under the plan to exercise or realize rights under other awards or in exchange for the grant of new awards under the plan or otherwise, or require holders of awards to surrender outstanding awards as a condition to the grant of new awards under the 2004 Plan or otherwise.

Transferability.    Unless a grant agreement provides otherwise, awards generally will be non-transferable except upon the death of a participant (by will or by the laws of descent and distribution) or to a family member of a participant by gift or pursuant to a qualified domestic relations order. Unless a grant agreement provides otherwise, stock options may be exercised only by the option holder, a family member who has acquired the option by gift or qualified domestic relations order, by the executor or administrator of the estate of any of the foregoing to whom the option is transferred by will or the laws of descent and distribution or by the guardian or legal representative of any of the foregoing. All provisions of the plan shall continue to apply to any award transferred to a permitted transferee as if the award were then held by the original grantee.

2005 Long-Term Incentive Plan

We adopted our 2005 Long-Term Incentive Plan, or the 2005 Plan, effective February, 2005. The 2005 Plan permits us to issue incentive awards to eligible participants selected by our Compensation Committee that are settled in our common stock, cash, or other Core-Mark securities. Available awards under the 2005 Plan include restricted stock and restricted stock units and performance awards.

Effective Date and Term.    The 2005 Plan was effective in February, 2005 and will remain in effect for a period of up to 10 years after such date. Our board of directors or the Compensation Committee may amend or terminate the 2005 Plan at any time prior to its expiration without prior stockholder approval unless stockholder approval is required by law or the listing requirements of a principal stock exchange in which our common stock is listed, the amendment removes a plan provision that is otherwise subject to stockholder approval, or the amendment would directly or indirectly increase the number of shares authorized under the 2005 Plan (except as is otherwise permitted through the 2005 Plan’s adjustment provision). The termination of the 2005 Plan will not adversely affect outstanding awards under the 2005 Plan.

Administration.    The 2005 Plan is administered by the Compensation Committee but the board of directors may resolve to administer the plan directly in which case references to the Compensation Committee refer to the board of directors. The Compensation Committee is authorized to:

•	select persons to participate in the 2005 Plan, determine the form and substance of grants under the 2005 Plan, and the conditions and restrictions, if any, subject to which such grants will be made,

•	determine the form and substance of the grant agreements reflecting the terms and conditions of grants, certify that the conditions and restrictions applicable to any grant have been met,

•	modify the terms of grants,

•	interpret the 2005 Plan and grant agreements,

•	determine the duration and purposes for leaves of absences which may be taken without constituting a termination of employment or services for purposes of the 2005 Plan,

•	make any adjustments necessary or desirable in connection with grants made to participants located outside of the United States,

•	adopt, amend or rescind rules and regulations for plan administration (including (a) to correct any defect, supply any omission or reconcile any inconsistency in the 2005 Plan or any grant agreement or (b) to ensure the plan complies with Rule 16b-3 under the Exchange Act, the Internal Revenue Code, to the extent applicable, and other applicable law) and to make such other determinations for carrying out the 2005 Plan as the Compensation Committee deems appropriate, and

•	exercise such powers and perform such acts as are deemed necessary or advisable with respect to the 2005 Plan to promote our best interests.

The Compensation Committee’s determinations and interpretations under the 2005 Plan are in the Compensation Committee’s complete discretion and are binding on us, the participants in the 2005 Plan and all other parties.

Eligibility.    Awards under the 2005 Plan may be granted, in the discretion of the Compensation Committee, to any director, officer (including a non-employee officer) or employee of the Company, as well as to any other individual performing services for us or any Core-Mark subsidiary and to any individual to whom an offer of employment or offer to provide services has been extended by us or any Core-Mark subsidiary.

Number of Shares Available for Issuance.    The number of shares of our common stock issuable under the 2005 plan is limited to a number of shares having a market value of $5.5 million, based on the average closing price of our common stock during the 11th through 20th days of trading once it becomes eligible for quotation on the NASDAQ National Market. If any grant under the 2005 Plan expires or terminates unexercised, becomes unexercisable, is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares are thereafter available for future awards under the 2005 Plan. In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million with a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005. The Board of Directors determined that the balance of approximately $0.5 million available for grants under the 2005 Plan should be reserved for possible future issuance.

Adjustments.    In the event of any adjustment, recapitalization, reorganization or other change in our capital structure, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution to stockholders of a material amount of assets of the Company (including in the form of an extraordinary dividend) or any other change in the corporate structure or shares of the Company, the Compensation Committee will make such equitable adjustments as it deems appropriate in the number and kind of shares or other property available under the 2005 Plan. In the event of any merger, consolidation or other reorganization in which we are not the surviving or continuing corporation or in which a change in control is to occur, awards under the 2005 Plan may be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash). Our board of directors’ determinations and interpretations under the 2005 Plan are in the board of directors’ complete discretion and are binding on us, the participants and all other parties.

Awards.    It is anticipated that we will issue periodic grants to our executives and other employees of the remaining amounts available under the 2005 Plan subject to the approval of our Compensation Committee. We cannot presently determine the timing of the remaining additional awards. Nothing contained in the 2005 Plan will prevent us or any of our affiliates from adopting or continuing in effect other or additional compensation arrangements.

Restricted Stock and Restricted Stock Units.    Restricted stock and restricted stock units, or RSUs, are awards that will be subject to certain restrictions and subject to a risk of forfeiture upon certain kinds of employment terminations, as determined by the Compensation Committee, during a restricted period specified by the Compensation Committee. Restricted stock provides a participant with all of the rights of a holder of our common stock, including the right to vote the shares and to receive dividends, at the end of a specified period. Any stock or other securities received as a distribution with respect to restricted stock is subject to the same restrictions in effect for the restricted stock. A RSU represents a right to receive a share of our common stock at the end of a specified period. Unless a grant agreement provides otherwise, a holder of a RSU has the right to receive accumulated dividends or distributions on the corresponding shares underlying the RSU on the date the RSU vests and thereafter until the underlying shares are issued.

The Compensation Committee will determine the circumstances that restricted stock and RSUs vest and related restrictions lapse. Unless a grant agreement provides otherwise, restricted stock and RSUs vest (and restrictions lapse) upon a change in control or termination of service due to death, disability or retirement. If restricted stock or a RSU is granted to an individual in anticipation of the individual becoming employed or providing services to us or any of our subsidiaries and such employment or service does not commence, such award shall be immediately forfeited to us.

Prior to the end of a vesting period, settlement of RSUs may be further deferred and upon such deferral the RSU shall be considered a deferred stock unit. Unless otherwise provided in the grant agreement, the deferral period shall end on the earliest of: the participant’s death, termination of service, change in control, or the date selected by the participant. The Compensation Committee intends that any such deferral will be made in compliance with Section 409A of the Internal Revenue Code.

Performance Awards.    Performance awards are rights valued, vested or payable based upon the achievement of performance goals over a performance cycle, all as established by the Compensation Committee at the time of the award. Performance goals and objectives may be adjusted by the Compensation Committee during a performance cycle for any reason that the Compensation Committee deems equitable. Performance awards may include specific dollar-value target awards, performance units, and performance shares. The Compensation Committee may establish performance goals and objectives for a performance cycle on the basis of criteria and objectives.

Generally, a participant must be in the service of Core-Mark or any of its subsidiaries at the end of a performance cycle to receive payment of a performance award. However, if a participant’s service terminates due to death, retirement or disability prior to the end of a performance cycle, the participant shall be paid a proportionate amount of the performance award based upon the elapsed portion of the performance cycle and our performance over that portion of such cycle.

Unless a grant agreement provides otherwise, in the event of a change in control, a participant shall earn no less than the portion of the performance award the participant would have earned if the performance cycle had terminated on the date of the change in control.

Amendment or Substitution of Awards.    The Compensation Committee may amend awards under the 2005 Plan in any manner that it deems appropriate except that pursuant to the 2005 Plan’s adjustment provision, no amendment to the 2005 Plan or an award may adverse affect a participant’s rights under an award without the participant’s consent. The Compensation Committee may permit holders to surrender outstanding awards under the plan to exercise or realize rights under other awards or in exchange for the grant of new awards under the plan or otherwise, or require holders of awards to surrender outstanding awards as a condition to the grant of new awards under the 2005 Plan or otherwise.

Transferability.    Unless a grant agreement provides otherwise, awards generally will be non-transferable except upon the death of a participant (by will or by the laws of descent and distribution) or to a family member of a participant by gift or pursuant to a qualified domestic relations order. All provisions of the plan shall continue to apply to any award transferred to a permitted transferee as if the award were then held by the original grantee.

2004 Directors Equity Incentive Plan

We adopted our 2004 Directors Equity Incentive Plan, or the 2004 Directors Plan, effective August 23, 2004, the effective date of the 2004 Directors Plan. The 2004 Directors Plan permits us to grant non-qualified stock options to our non-employee directors. The following is a description of the 2004 Directors Plan.

Effective Date and Term.    The 2004 Directors Plan was effective on August 23, 2004 and will remain in effect for a period of up to 10 years after such date. Our board of directors may amend or terminate the plan at any time prior to its expiration without prior stockholder approval unless stockholder approval is required by law or the listing requirements of a principal stock exchange in which our common stock is listed.

Administration.    The 2004 Directors Plan is administered by our Board of Directors. Our board of directors is authorized to:

•	select persons to participate in the 2004 Directors Plan,

•	determine the form and substance of grants under the 2004 Directors Plan, and the conditions and restrictions, if any, subject to which such grants will be made,

•	determine the form and substance of the grant agreements reflecting the terms and conditions of grants,

•	certify that the conditions and restrictions applicable to any grant have been met,

•	modify the terms of grants,

•	interpret the 2004 Directors Plan and grant agreements,

•	determine the duration and purposes for leaves of absences which may be taken without constituting a termination of services for purposes of the 2004 Directors Plan,

•	make any adjustments necessary or desirable in connection with grants made to participants located outside of the United States,

•	adopt, amend or rescind rules and regulations for the 2004 Directors Plan administration (including (a) to correct any defect, supply any omission or reconcile any inconsistency in the plan or any grant agreement or (b) to ensure the 2004 Directors Plan complies with Rule 16b-3 under the Exchange Act, the Internal Revenue Code, to the extent applicable, and other applicable law) and to make such other determinations for carrying out the 2004 Directors Plan as our board of directors deems appropriate, and

•	exercise such powers and perform such acts as are deemed necessary or advisable with respect to the plan to promote the Company’s best interests.

Our board of directors’ determinations and interpretations under the 2004 Directors Plan are in the board of directors’ complete discretion and are binding on the Company, the participants and all other parties.

Eligibility.    Awards under the 2004 Directors Plan may be granted, in the discretion of our board of directors, to any non-employee director of the Company or any subsidiary.

Number of Shares Available for Issuance.    Subject to adjustment as described below, 30,000 shares of our common stock (including treasury shares) are available for granting awards under the 2004 Directors Plan. On August 23, 2004 we granted our non-employee directors options to purchase a total of 30,000 shares of our common stock under the 2004 Directors Plan. If any grant under the 2004 Directors Plan expires or terminates unexercised, becomes unexercisable, is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such un-purchased, forfeited, tendered or withheld shares is thereafter available for future awards under the 2004 Directors Plan.

Annual Award Limits.    Our board of directors may not grant to any one participant in any calendar year stock options for a number of shares in excess of 25% of the total number of shares authorized under the 2004 Directors Plan, subject to adjustment.

Adjustments.    In the event of any adjustment, recapitalization, reorganization or other change in our capital structure, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution to stockholders of a material amount of assets of the Company (including in the form of an extraordinary dividend) or any other change in the corporate structure or shares of the Company, our board of directors will make such equitable adjustments as it deems appropriate in the number and kind of shares or other property available under the 2004 Directors Plan and in the exercise price of outstanding stock options. In the event of any merger, consolidation or other reorganization in which we are not the surviving or continuing corporation or in which a change in control is to occur, stock options under the plan may be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash). Our board of directors’ determinations and interpretations under the 2004 Directors Plan are in our board of directors’ complete discretion and are binding on the Company, the participants and all other parties.

Awards.    The options to purchase shares of our common stock granted under the 2004 Directors Plan on August 23, 2004 have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, and vest over three years and expire after seven years. One third of the options vested on August 23, 2005, and the remaining options vest in equal quarterly installments over the two year period commencing on August 23, 2005, for each consecutive quarter that the grantee remains a director.

Stock Options.    A participant granted a stock option will be entitled to purchase a specified number of shares during a specified term at a fixed exercise price, affording the participant an opportunity to benefit from the appreciation in the market price of our stock from the date of grant. The exercise price will be established by our board of directors. In compliance with Section 409A of the Internal Revenue Code, our board of directors will not grant stock options with an exercise price less than the fair value of a share of our common stock on the date of grant. The term of each stock option will be determined by our board of directors. If required by the Internal Revenue Code, no option shall be exercisable more than ten years from the date of grant.

Our board of directors will determine the circumstances that a stock option is exercisable and vested. Unless a grant agreement provides otherwise, stock options become fully exercisable and vested upon a change of control, as defined in the 2004 Directors Plan. Unless a grant agreement provides otherwise,

•	a stock option that is exercisable on the date of a participant’s death or disability (i.e., the date a participant would be eligible for long term disability benefits) will remain exercisable for one year following the date of such death or disability (or, if sooner, until the expiration date of such option),

•	a stock option that is exercisable on the date a participant ceases to be a director, other than for cause shall remain exercisable for 90 days following such termination of service (or, if sooner, until the expiration date of such option), and

•	a stock option that is exercisable on the date a participant ceases to be a director for cause shall expire and be forfeited immediately upon such termination of service.

Unless a grant agreement provides otherwise, a participant who ceases to be a director for cause must return to the Company the option gain realized from any option exercise that occurred within the one year preceding such employment or service termination. We may deduct the amount of any such option gain from any payment otherwise owed to the participant.

Stock options may be exercised by payment in cash, delivery of outstanding shares of our common stock having a fair value equal to the exercise price (which shares, if our board of directors determines, must have been owned by the participant for at least six months prior to the date of exercise), by a cashless exercise procedure approved by our board of directors, or any combination of the foregoing. On the date of grant or on the date of exercise, our board of directors may provide for the reload of stock options such that if a participant tenders shares to pay the exercise price of a stock option and any taxes, the participant receives a new option for the number of shares so tendered with an exercise price equal to the fair value of the shares at the time the reload option is granted.

Transferability.    Unless a grant agreement provides otherwise, stock options granted under the 2004 Directors Plan generally will be non-transferable except upon the death of a participant (by death or by the laws of descent and distribution) or to a family member of a participant by gift or pursuant to a qualified domestic relations order. Unless a grant agreement provides otherwise, stock options may be exercised only by the option holder, a family member who has acquired the option by gift or qualified domestic relations order, by the executor or administrator of the estate of any of the foregoing to whom the option is transferred by will or the laws of descent and distribution or by the guardian or legal representative of any of the foregoing. All provisions of the plan shall continue to apply to any award transferred to a permitted transferee as if the award were then held by the original grantee.

2005 Directors Equity Incentive Plan

We adopted our 2005 Directors Equity Incentive Plan, or the 2005 Directors Plan, effective August, 2005. The 2005 Directors Plan permits us to grant non-qualified stock options to our non-employee directors. The terms of the 2005 Directors Plan are substantially similar to the 2004 Directors Plan other than:

•	there are 15,000 shares available for issuance;

•	any one participant may not receive more than 50% of the total number of shares authorized under the 2005 Directors Plan in any calendar year;

•	the options to purchase shares of our common stock granted on August 12, 2005, under the 2005 Directors Plan have an exercise price of $27.03, the fair value of a share of our common stock as determined by our Board of Directors, as provided in the plan on the basis of the average trading price of our common stock over the twenty trading days ending two trading days prior to the date of grant.

•	Such options vest over three years, of which one third will vest on August 12, 2006, and the remaining options will vest in equal quarterly installments over the two year period commencing on August 12, 2006, for each consecutive quarter that the grantee remains a director.

Severance Policy

Each of our executive officers and vice presidents are entitled to certain benefits under the Core-Mark Executive Severance Policy. Pursuant to the policy, upon the officer’s involuntary termination other than for cause, gross misconduct (each as defined in the policy) or long term disability and upon our acceptance of an executed separation agreement, the officer is entitled to the following benefits based on the years of service to Core-Mark and location of employment:

U.S. Employees

Number of Years of Service	Benefit
Less than two years	Two months of base salary
At least two years but less than five years	Four months of base salary
At least five years but less than ten years	Eight months of base salary
At least ten years but less than 20 years	12 months of base salary
More than 20 years	18 months of base salary

All payments under the severance policy are made in one lump sum at the first regularly scheduled payroll issuance following termination. In addition to above payments, employee shall receive COBRA cost reimbursement for the same number of months of their base salary payment plus payment of a pro rated bonus for the year of their termination.

Canadian Employees

The severance benefits paid to Canadian employees are based on the applicable provincial laws.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Certain Holders of 5% or More of Our Outstanding Common Stock

The funds managed by Sankaty Advisors LLP invested approximately $29 million in our Tranche B second lien term loan facility. As part of this second lien facility, these funds managed by Sankaty Advisors LLP also received warrants to purchase an aggregate of 119,700 shares of our common stock. The warrants have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan and may be exercised at the election of the holder at any time prior to August 23, 2011. The number of shares to be issued upon exercise of the warrants is subject to adjustment if we issue shares of our common stock at a price below the then current fair value of our common stock, effect a reorganization or reclassification of our common stock, consolidate or merge with another entity or transfer all or substantially all of our assets. We have entered into a registration rights agreement with Sankaty Advisors LLP and its affiliates and the other holders of the warrants. The holders of the warrants may require us to include the shares of common stock issued upon exercise of the warrants in future registration statements that we file, subject to cutback at the option of the underwriters for the offering. The registration rights terminate upon the earlier of (i) the shares issued upon exercise of the warrants have been sold pursuant to an effective registration statement or (ii) the shares issued upon exercise of the warrants have been sold pursuant to Rule 144.

Additionally, certain funds managed by Sankaty Advisors LLP made a $10 million commitment in our $250 million revolving credit facility. Finally, investment funds advised by Sankaty Advisors purchased senior notes and senior subordinated notes of Fleming, our former parent company. Pursuant to the Plan, such investment funds received shares of our Common Stock and warrants to purchase our common stock in exchange for the satisfaction, settlement, release and discharge of claims related to senior notes and senior subordinated notes.

Transactions with Directors and Management

Harvey L. Tepner, a member of our board of directors (and a member of our compensation committee and chairman of our audit committee from August 2004 through September 2, 2005), is a Partner of Compass Advisers, LLP. Mr. Tepner is also a Managing Director of Compass SRP Associates LLP, a special purpose joint venture that provided financial advisory and investment banking services to the Official Committee of Unsecured Creditors of Fleming in connection with Fleming’s bankruptcy. Compass Advisers, LLP owns a 50% interest in Compass SRP Associates LLP. Pursuant to the Plan, Compass SRP Associates LLP has received total fees and expenses of approximately $4,781,000, of which $2,269,930 was distributed to Compass Advisers, LLP. All fees and expenses paid to Compass SRP Associates LLP were approved by the United States Bankruptcy Court for the District of Delaware after submission of applications by Compass SRP Associates LLP. Harvey L. Tepner is a member of the board of directors of the Post Confirmation Trust of the Fleming Companies but recused himself from any discussions regarding the compensation of Compass SRP Associates LLP.

One of our customers, Eureka Management Group LLC, is primarily owned by Ron McPherson, who is the father of Scott McPherson, one of our Vice Presidents. The Company recorded net sales to Eureka Management Group LLC of approximately $190,000 and $825,000 in the first six months of 2005 and 2004, respectively. These transactions were negotiated at arms-length and in the ordinary course. As of June 30, 2005, we held a non-recourse note receivable of approximately $220,000 related to these transactions which is collateralized by a deed of trust on a convenience store owned by Eureka Management Group LLC.

Securities Issued Pursuant to Our 2004 and 2005 Long Term Incentive Plans

In August 2004, we approved the grant of options to purchase an aggregate of 1,060,422 shares of our common stock to certain of our officers and employees under our 2004 Long Term Incentive Plan. The options have an exercise price of $15.50, the fair value of a share of our common stock as determined pursuant to the Plan and have a three year vesting period. One third of the shares vested on August 23, 2005, and the remaining shares vest in equal monthly installments over the two year period commencing on August 23, 2005, for each consecutive month of service that individual provides to the Company. Certain members of our management are entitled to accelerated vesting of their option shares and restricted stock units in the event that they are terminated without cause or resign for good reason prior to the expiration of the vesting period or are terminated without cause or resign for good reason within one year after a change of control of the company.

In addition in 2004, we issued an aggregate of 190,876 shares of restricted common stock and restricted stock units to certain of our officers and employees under our 2004 Long Term Incentive Plan. The transfer restrictions with respect to one third of the shares of restricted common stock lapsed on August 23, 2005 and the transfer restrictions with respect to the remaining shares of restricted common stock lapse in equal monthly installments over the two year period commencing on August 23, 2005 for each month of service provided by the stockholder to the Company. The restricted stock units vest over a three year period. One third of the shares vested on August 23, 2005, and the remaining shares vest in equal monthly installments over the two year period commencing on August 23, 2005, for each consecutive month of service that the individuals provide services to Company. If we are acquired by a non-public company, then all unvested shares will immediately vest. In addition, if we are acquired by a public company and the holder of the restricted stock is terminated without cause within one year after we are acquired, then all unvested shares will immediately vest.

In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million with a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005.

Options Issued Pursuant to Our Directors Equity Incentive Plans

In August, 2004, we issued an option to purchase 7,500 shares to each of our non-employee directors under our 2004 Directors Equity Incentive Plan. The options have an exercise price of $15.50, the fair value of a share of our common stock as determined pursuant to the Plan. The options vest over three years. One third of the options vested on August 23, 2005, and the remaining options vest in equal quarterly installments over the two year period commencing on August 23, 2005, for each consecutive quarter that the grantee remains a director. Any unvested option shares will immediately vest upon a change of control of the Company.

In August, 2005, we issued an option to purchase 7,500 shares to two new non-employee directors under our 2005 Directors Equity Incentive Plan. The options have an exercise price of $27.03, the fair value of a share of our common stock as determined by our Board of Directors as provided in the plan on the basis of the average trading price of our common stock over the twenty trading days ending two trading days prior to the date of grant. The options vest over three years and expire after seven years. One third of the options vest on August 12, 2006, and the remaining options vest in equal quarterly installments over the two year period commencing on August 12, 2006, for each consecutive quarter that the grantee remains a director. Any unvested option shares will immediately vest upon a change of control of the Company.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

ITEM 8.	LEGAL PROCEEDINGS

Proceedings Under Chapter 11 of the Bankruptcy Code

On April 1, 2003, Fleming filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The debtor entities comprising Core-Mark were included in the Chapter 11 proceedings. The Plan, pursuant to which the debtors were reorganized around Core-Mark International and Fleming’s one remaining convenience store wholesale distribution center, was confirmed on July 26, 2004 and became effective on August 23, 2004.

Pursuant to the Plan, two special purpose trusts, the Post Confirmation Trust, or PCT, and the Reclamation Creditor’s Trust, or RCT, were established. These trusts are charged with administering certain responsibilities under the Plan, including liquidating certain assets, the pursuit and collection of litigation claims and causes of action and the reconciliation and payment of specific types of claims, including trade lien vendor claims, or TLV claims, each as allocated between the PCT and the RCT pursuant to the Plan. Under the terms of the Plan, in the event that the amount of PCT administrative claims exceeds $56 million, we guarantee the payment of all such claims. In addition, if the assets of the RCT are inadequate to satisfy all of the allowed TLV claims, we must pay such claims in full plus any accrued interest. We also guarantee all eligible but unpaid non-TLV claims up to a maximum of $15 million. The Plan limits the amounts of the TLV and non-TLV claims to not greater than $137 million.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share. As of July 31, 2005, there were 9,800,000 shares of common stock outstanding held by approximately 159 holders of record plus 15,375 shares of restricted common stock outstanding held by certain of our employees. We emerged from Chapter 11 bankruptcy on August 23, 2004. Pursuant to the Plan, Fleming distributed 5,122,947 shares of our common stock to its creditors in April 2005 and made a further distribution to its creditors of 172,999 shares in July 2005. As of July 31, 2005, an additional 4,504,054 shares of our common stock remain to be distributed by Fleming to its creditors pursuant to the Plan. In August 2005, 6,833 shares of restricted common stock were exchanged for an equal number of restricted stock units, leaving 8,542 shares of restricted common stock outstanding.

Pursuant to the Plan, we issued warrants to purchase an aggregate of 990,616 shares of our common stock to Fleming’s Class 6(B) creditors. We also issued warrants to purchase an aggregate of 247,654 shares of our common stock to the holders of our Tranche B Notes. We have entered into a registration rights agreement with the holders of the Tranche B Warrants pursuant to which we have agreed to register under the Securities Act of 1933 the shares of our common stock issuable upon exercise of the Tranche B Warrants.

Unless held by an affiliate, as that term is defined under the Securities Act of 1933, sales of the shares of our common stock and the warrants issued pursuant to the Plan by the holders thereof are not subject to the registration requirement of the Securities Act of 1933 or the trading restrictions of Rule 144 thereunder.

As of August 30, 2005, we had issued options to purchase 1,099,101 shares or our common stock, 8,542 shares of restricted stock and 181,196 restricted stock units to employees and directors under equity compensation plans.

We intend to apply to have our common stock quoted on the Nasdaq National Market. Prior to April 2005, our common stock was not traded. Beginning in April 2005, our common stock has traded over-the-counter and sales have been reported on the Pink Sheets service provided by Pink Sheets LLC under the symbol CMRK. There continues to be no established trading market for our common stock. Based on information obtained form the Pink Sheet service, the high and low bid quotations for our common stock for the quarter ending June 30, 2005 were $34.00 and $25.50 per share. Such prices are based on inter-dealer bid and ask prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

We have not declared or paid any cash dividends on our common stock. The credit agreement for our revolving credit facility and the Tranche B Term Note Agreement prohibit us from paying cash dividends on our common stock. In addition, we intend to retain future earnings, if any, to finance the operation and expansion of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be determined by our board of directors in light of then existing conditions, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

The following table sets forth the total number of shares of our common stock to be issued upon exercise of outstanding options and upon the vesting of restricted stock units, the weighted average exercise price of such options and price of the restricted stock units and the number of shares of our common stock available for future issuance under our 2004 Plan, 2005 Plan and Directors Plans. None of the 2004 Plan, 2005 Plan or Directors Plans was approved by our stockholders, however the 2004 Plan and 2004 Directors Plan were approved by the Bankruptcy Court in connection with Fleming’s bankruptcy. For a description of each of the plans see Item 6—Executive Compensation—Equity Incentive Plans.

Equity Compensation Plan Information

(as of August 30, 2005)

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1)
2004 Long Term Incentive Plan—Restricted Stock Units and Options	1,235,297	(1)	$15.50	63,146
2005 Long Term Incentive Plan—Restricted Stock and Restricted Stock Units	*		—	*
2004 Directors Equity Incentive Plan	30,000		$15.50	0
2005 Directors Equity Incentive Plan	15,000		$27.03	0

(1)	Includes 1,054,101 options with an exercise price of $15.50 per share, and 181,196 shares of restricted stock units with an exercise price equal to par value.
*	The number of shares of our common stock issuable under the 2005 Long Term Incentive Plan is limited to the sum of (A) the numbers of shares having a market value of $5.0 million, based on the average closing price of our common stock during the 11th through 20th days of trading once it becomes eligible for quotation on the NASDAQ National Market, plus (B) an additional number of shares equal to 10% of the number of shares calculated based on the foregoing clause (A) that may be reserved for issuance under the 2005 Long Term Incentive Plan at our Chief Executive Officer’s recommendation and the approval of our Compensation Committee.

The following table summarizes the status of our equity capitalization:

		Shares Outstanding or Subject to Issuance(1)
	Shares Authorized(1)	August 23, 2004	December 31, 2004	June 30, 2005	July 31, 2005	August 30, 2005
Common Stock Issued Pursuant to the Plan of Reorganization @ $0.01 par value	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000
Held by Fleming pending distribution under the Plan:		9,800,000	9,800,000	4,677,053	4,504,054	4,504,054
Distributed:		—	—	5,122,947	5,295,946	5,295,946

		9,800,000	9,800,000	9,800,000	9,800,000	9,800,000
Management & Director Incentive Plans:
Restricted Stock Grants under 2004 LTIP		15,375	15,375	15,375	15,375	8,542
Restricted Stock Units under 2004 LTIP		175,501	175,501	174,363	174,363	181,196

sub-total	200,000	190,876	190,876	189,738	189,738	189,738
Options Granted under 2004 LTIP	1,114,444	1,060,422	1,060,422	1,054,101	1,054,101	1,054,101
Options Granted under 2004 Director’s Equity Incentive Plan	30,000	30,000	30,000	30,000	30,000	30,000
Options Granted under 2005 Director’s Equity Incentive Plan	15,000	—	—	—	—	15,000

		1,281,298	1,281,298	1,273,839	1,273,839	1,288,839

Tranche B Warrants	247,654	247,654	247,654	247,654	247,654	247,654
Class 6(b) Warrants	990,616	990,616	990,616	990,616	990,616	990,616

Subtotal Shares Issued or subject to issuance	12,397,714

Balance of total shares authorized	37,602,286

Totals	50,000,000	12,319,568	12,319,568	12,312,109	12,312,109	12,327,109

(1)	Shares under restricted stock units, options and warrants will be issued upon vesting or exercise. However, shares subject to issuance does not include options to be issued pursuant to the 2005 LTIP as the exact number of shares cannot be determined since they are based on average closing price to be determined when the stock is publicly traded on the NASDAQ National Market.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

Common Stock and Warrants Issued Pursuant to the Plan of Reorganization

Pursuant to Fleming’s plan of reorganization, on August 23, 2004 we issued an aggregate of 9,800,000 shares of our common stock and warrants to purchase an aggregate of 990,616 shares of our common stock to the Class 6(B) creditors of Fleming. We refer to the warrants we issued to the Class 6(B) creditors as the Class 6(B) Warrants. We received no cash consideration for the issuance of common stock and the Class 6(B) Warrants. The Class 6(B) Warrants have an exercise price of $20.925 per share and may be exercised at the election of the holder at any time prior to August 23, 2011. The number of shares to be issued upon exercise of the Class 6(B) Warrants is subject to adjustment if we issue shares of our common stock at a price below the then current fair value of our common stock, effect a reorganization or reclassification of our common stock, consolidate or merge with another entity or transfer all or substantially all of our assets. The shares of common stock and the Class 6(B) Warrants were issued pursuant to an exemption from registration under Section 1145(a) of the Bankruptcy Code.

Warrants Issued In Connection with Our Tranche B Loan

In connection with our emergence from bankruptcy, on August 23, 2004 we issued $35.5 million in aggregate principal amount of Senior Secured Notes due August 23, 2009, which we refer to as the Tranche B Notes, to a group of private institutional investors. On the same date we issued warrants to purchase an aggregate of 247,654 shares of our common stock to the holders of the Tranche B Notes. We refer to these warrants as the Tranche B Warrants. The total consideration that we received for the Tranche B Notes and the Tranche B Warrants was $35.5 million in cash. The Tranche B Warrants have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, and may be exercised at the election of the holder at any time prior to August 23, 2011. The number of shares to be issued upon exercise of the Tranche B Warrants is subject to adjustment if we issue shares of our common stock at a price below the then current fair value of our common stock, effect a reorganization or reclassification of our common stock, consolidate or merge with another entity or transfer all or substantially all of our assets. The Tranche B Notes and the Tranche B Warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

We have entered into a registration rights agreement with the holders of the Tranche B Warrants. The holders may require us to include the shares of common stock issued upon exercise of the Tranche B Warrants in future registration statements that we file, subject to cutback at the option of the underwriters for the offering. The registration rights terminate upon the earlier of (i) the shares issued upon exercise of the Tranche B Warrants have been sold pursuant to an effective registration statement or (ii) the shares issued upon exercise of the Tranche B Warrants have been sold pursuant to Rule 144.

Securities Issued Pursuant to Our 2004 and 2005 Long Term Incentive Plans

In August 2004, we approved the grant of options to purchase an aggregate of 1,060,422 shares of our common stock to certain of our officers and employees under our 2004 Long Term Incentive Plan, of which 1,054,101 were outstanding at July 31, 2005. The options have an exercise price of $15.50, the fair value of a share of our common stock as determined pursuant to the Plan, and have a three year vesting period. One third of the option shares and restricted stock units vested on August 23, 2005 and the remaining option shares and restricted stock units vest in equal monthly installments during the two year period commencing on August 23, 2005. Certain members of our management are entitled to accelerated vesting of their option shares and restricted stock units in the event that they are terminated without cause or resign for good reason prior to the expiration of the vesting period or are terminated without cause or resign for good reason within one year after a change of control of the company.

As of July 31, we had issued an aggregate of 15,375 shares of restricted common stock to certain of our officers and employees under our 2004 Long Term Incentive Plan. In August 2005, 6,833 shares of restricted common stock were exchanged for an equal number of restricted stock units, leaving 8,542 shares of restricted common stock outstanding.

The shares of restricted stock are subject to restrictions on transfer that lapse over a three year period. The transfer restrictions with respect to one third of the shares of restricted common stock lapse on August 23, 2005, and the transfer restrictions with respect to the remaining shares of restricted common stock lapsed in equal monthly installments over the two year period commencing on August 23, 2005. If we are acquired by a non-public company, then all unvested shares will immediately vest. In addition, if we are acquired by a public company and the holder of the restricted stock is terminated without cause within one year after we are acquired, then all unvested shares will immediately vest.

As of July 31, 2005, we had issued restricted stock units for an aggregate 174,363 shares of our common stock to certain of our officers and employees under our 2004 Long Term Incentive Plan. In August 2005, 6,833 shares of restricted common stock were exchanged for an equal number of restricted stock units, resulting in 181,196 restricted stock units outstanding. The restricted stock units vest over a three year period. One third of the shares of common stock underlying the restricted stock units vested on August 23, 2005. The remaining shares of common stock underlying the restricted stock units vest in equal monthly installments over the two year period commencing on August 23, 2005. If we are acquired by a non-public company, then all unvested restricted stock units will immediately vest. In addition, if we are acquired by a public company and the holder of the restricted stock unit is terminated without cause within one year after we are acquired, then all unvested shares underlying the restricted stock units will immediately vest.

The options, restricted stock units and shares of restricted stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder.

In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million with a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005.

Options Issued Pursuant to Our Directors Equity Incentive Plans

In August, 2004, we issued an option to purchase 7,500 shares to each of our non-employee directors for a total of 30,000 shares under our 2004 Directors Equity Incentive Plan. The options have an exercise price of $15.50, the fair value of a share of our common stock as determined pursuant to the Plan. The options vest over three years. One third of the options vested on August 23, 2005, and the remaining options vest in equal quarterly installments over the two year period commencing on August 23, 2005 for each consecutive quarter that the grantee remains a director. Any unvested option shares will immediately vest upon a change of control of the Company. The options were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder.

In August, 2005, we issued an option to purchase 7,500 shares to each of our two new non-employee directors for a total of 15,000 shares under our 2005 Directors Equity Incentive Plan. The options have an exercise price of $27.03, the fair value of a share of our common stock as determined by the Board of Directors as provided in the plan on the basis of the average trading price of our common stock over the twenty trading days ending two trading days prior to the date of grant. The options vest over three years and expire after seven years. One third of the options vest on August 12, 2006, and the remaining options vest in equal quarterly installments over the two year period commencing on August 12, 2006 for each consecutive quarter that the grantee remains a director. Any unvested option shares will immediately vest upon a change of control of the Company. The options were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share. As of July 31, 2005, there were 9,800,000 shares of common stock outstanding held by approximately 159 holders of record plus 15,375 shares of restricted common stock held by our employees. The outstanding shares of our common stock are fully paid and non-assessable. In August 2005, 6,833 shares of restricted common stock were exchanged for an equal number of restricted stock units, leaving 8,542 shares of restricted common stock outstanding. As of August 30, 2005, there were 2,518,567 shares subject to issuance upon the exercise of options, warrants and restricted stock units.

Pursuant to this registration statement, we are registering our common stock and the Class 6(B) Warrants to purchase our common stock described below.

Common Stock

Dividend Rights.    Holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Our debt instruments restrict us from paying cash dividends on our common stock.

Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion or Redemption Rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities. Each outstanding share of common stock is fully paid and nonassessable.

Common Stock Warrants

Class 6(B) Warrants:    As of July 31, 2005, we had outstanding warrants to purchase an aggregate of 990,616 shares of common stock which were issued to Fleming’s Class 6(B) creditors pursuant to Fleming’s plan of reorganization. The Class 6(B) Warrants have an exercise price of $20.925 and may be exercised at the election of the holder at any time prior to August 23, 2011. The number of shares of common stock to be issued upon exercise of the warrants is subject to adjustment if we issue shares of our common stock at a price below the then current fair value of our common stock, effect a reorganization or reclassification of our common stock, consolidate or merge with another entity or transfer all of substantially all of our assets. The Class 6(B) Warrants are being registered pursuant to this registration statement.

Tranche B Warrants:    In connection with the issuance of our Tranche B Notes, we issued warrants to the purchasers of the Tranche B Notes to purchase an aggregate of 247,654 shares of our common stock. The Tranche B Warrants have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan and may be exercised at the election of the holder at any time prior to August 23, 2011. The Tranche B Warrants are not being registered pursuant to this registration statement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

Effective upon the listing of our common stock on the NASDAQ National Market, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless: the transaction is approved by the board of directors before the date the interested stockholder attained that status; upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following: any merger or consolidation involving the corporation and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that: no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent; our board of directors will be expressly authorized to make, alter or repeal our bylaws; and we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

NASDAQ National Market Quotation

We intend to apply for the quotation of our common stock on the NASDAQ National Market under the symbol CORE.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and the common stock warrants is Wells Fargo Bank, N.A.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities: for any breach of their duty of loyalty to us or our stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for unlawful payment of dividend or unlawful stock repurchase or redemption as provided under Section 174 of the Delaware General Corporation Law; or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS

Our financial statements required by this item are submitted as a separate section of this Form 10 (See Item 15(a)(1) for a listing of financial statements provided in the section titled “Financial Statements.”

SUPPLEMENTARY DATA

The table below sets forth the Successor Company’s unaudited consolidated results of operations for each of the last 3 quarters ended June 30, 2005 and for the period from August 23, 2004 through September 30, 2004 and Predecessor Company’s unaudited consolidated results of operations for each of the last 6 quarters ended June 30, 2004 and for the period from July 1, 2004 through August 22, 2004 (in millions, except per share amounts):

	Three Months Ended (unaudited) (in millions, except per share data)
	Successor Company				Predecessor Company
				September 30, 2004
	June 30, 2005	March 31, 2005	December 31, 2004	August 23 to September 30, 2004	July 1 to August 22, 2004	June 30, 2004	March 31, 2004
Net sales	$1,268.1	$1,079.8	$1,061.8	$487.5	$636.8	$1,067.7	$968.6
Net sales—Cigarettes	899.8	773.8	774.4	349.9	457.7	765.7	700.5
Net sales—Food/Non-food	368.3	306.0	287.4	137.6	179.1	302.0	268.1
Cigarette inventory holding profits	2.6	2.5	1.1	—	—	0.1	0.1
Gross profit	72.4	63.5	62.0	28.4	35.6	59.4	54.8
Warehousing and distribution expenses	34.2	31.2	29.5	13.1	19.6	29.3	29.8
Selling and administrative expenses	25.6	27.4	24.6	10.5	12.0	24.2	23.1
Income from operations	12.4	4.6	7.5	4.8	4.1	5.8	1.9
Interest expense, net	3.0	3.2	3.3	1.5	0.6	1.8	2.0

Reorganization items, net	—	—	0.2	0.6	(71.7)	0.7	1.0
Net income (loss)	5.2	0.6	1.8	1.6	49.3	2.1	(0.7)
Basic net income (loss) per share	$0.53	$0.06	$0.19	$0.16	$5.03	$0.21	$(0.7)
Diluted net income (loss) per share	$0.50	$0.06	$0.19	$0.16	$5.03	$0.21	$(0.7)
Shares used in computing basic net income per share	9.8	9.8	9.8	9.8	9.8	9.8	9.8
Shares used in computing diluted net income per share	10.4	9.8	9.8	9.8	9.8	9.8	9.8
Depreciation and amortization	3.9	3.3	3.2	1.5	1.5	2.9	2.6

	Three Months Ended (unaudited) (in millions, except per share data) Predecessor Company
	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Net sales	$992.6	$1,097.9	$1,135.4	$1,098.4
Gross profit	57.6	67.4	73.2	71.2
(Loss) income from continuing operations	(5.9)	11.3	(278.1)	7.5
Interest expense, net	3.7	(1.8)	1.4	2.1
Reorganization items, net	5.5	1.2	0.6	0.0
Net (loss) income	(7.6)	10.8	(278.5)	7.3
Basic net (loss) income per share	$(0.78)	$1.10	$(28.42)	$0.74
Diluted net (loss) income per share	$(0.78)	$1.10	$(28.42)	$0.74
Shares used in computing basic net income (loss) per share	9.8	9.8	9.8	9.8
Shares used in computing diluted net income (loss) per share	9.8	9.8	9.8	9.8
Depreciation and amortization	1.9	3.9	1.9	2.2

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In connection with the reorganization of Core-Mark International, Inc. and its subsidiaries under the Plan, we retained Burr, Pilger & Mayer LLP as our independent accountants. In November 2004, we replaced Burr, Pilger & Mayer LLP as our independent accountants. The reports of Burr, Pilger & Mayer LLP on our financial statements for years 2003 and 2002 and for the period from January 1, 2004 through August 22, 2004 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with Burr, Pilger & Mayer LLP on any matter of accounting principles or practices, financial statement disclosure or accounting scope or procedure, which disagreements if not resolved to the satisfaction of Burr, Pilger & Mayer LLP would have caused them to make reference thereto in their report on the financial statements for such years. The decision to change accounting firms was approved by the audit committee of our board of directors. In November 2004, we engaged PricewaterhouseCoopers LLP as our new independent accountants. The replacement of Burr, Pilger & Mayer LLP by PricewaterhouseCoopers LLP was approved by our Board of Directors. We have provided Burr, Pilger & Mayer with a copy of the disclosure contained in this section of the registration statement.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

Page
(a) Financial Statements filed as part of this registration statement

1. Financial statements

A. Audited Financial Statements

• Reports of Independent Registered Public Accounting Firms	F-2/3

• Consolidated Balance Sheets Successor Company—at December 31, 2004 and August 23, 2004 Predecessor Company—at December 31, 2003	F-4

•         Consolidated Statements of Operations

         Successor Company—for the period from August 23, 2004 through December 31, 2004

         Predecessor Company—for the period from January 1, 2004 through August 22, 2004 and Years Ended December 31, 2003 and 2002

F-5

• Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)	F-6

         Successor Company—for the period from August 23, 2004 through December 31, 2004

         Predecessor Company—for the period from January 1, 2004 through August 22, 2004 and Years Ended December 31, 2003, and 2002

•         Consolidated Statements of Cash Flows

         Successor Company—for the period from August 23, 2004 through December 31, 2004

         Predecessor Company—for the period from January 1, 2004 through August 22, 2004 and Years Ended December 31, 2003, and 2002

F-7

• Notes to Consolidated Financial Statements	F-8

B. Unaudited Interim Financial Statements

• Consolidated Interim Balance Sheets Successor Company—at June 30, 2005 (unaudited) and December 31, 2004	F-46

• Consolidated Interim Statements of Operations Successor Company—Six Months Ended June 30, 2005 (unaudited) Predecessor Company—Six Months Ended June 30, 2004 (unaudited)	F-47

• Consolidated Interim Statements of Cash Flows Successor Company—Six Months Ended June 30, 2005 (unaudited) Predecessor Company—Six Months Ended June 30, 2004 (unaudited)	F-48

• Notes to Consolidated Interim Financial Statements (unaudited)	F-49

2. Financial Statement Schedules

All financial statement schedules are omitted because all required information is included in the Consolidated Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Core-Mark Holding Company, Inc.

We have audited the accompanying consolidated balance sheets of Core-Mark Holding Co., Inc. and Subsidiaries as of August 23, 2004 and December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for period from January 1, 2004 through August 22, 2004 and the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Core-Mark Holding Co., Inc. and Subsidiaries as of August 23, 2004, and December 31, 2003, and the results of their operations and their cash flows for the period from January 1, 2004 through August 22, 2004 and the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for District of Delaware confirmed the Third Amended and Revised Joint Plan of Reorganization of the Fleming Companies, Inc and its Subsidiaries (the “plan”) on July 27, 2004. Confirmation of the plan and the Company’s emergence from bankruptcy resulted in the discharge of claims against the Company that arose before April 1, 2003 as provided for in the plan. The plan was substantially consummated and the Company emerged from bankruptcy on August 23, 2004. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of August 23, 2004.

/s/ Burr, Pilger & Mayer LLP

San Francisco, California

September 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of

Core-Mark Holding Company, Inc:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders’ equity and other comprehensive income and cash flows present fairly, in all material respects, the financial position of Core-Mark Holding Company, Inc. and its subsidiaries (Successor Company) at December 31, 2004, and the results of their operations and their cash flows for the period from August 23, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Successor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for the District of Delaware confirmed the Third Amended and Revised Joint Plan of Reorganization of Fleming Companies, Inc. and its Subsidiaries (the “plan”) on July 27, 2004. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before April 1, 2003 and substantially alters rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on August 23, 2004 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of August 23, 2004.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

September 1, 2005

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Assets
Current assets
Cash and cash equivalents	$26.2	$34.5	$31.1
Restricted cash	12.1	26.6	19.8
Accounts receivable, net of allowance for doubtful accounts of $7.7, $7.0 and $5.6, respectively	131.7	137.1	132.0
Other receivables, net	34.8	53.9	62.5
Inventories, net	186.3	141.9	189.8
Deposits and prepayments	38.7	52.4	29.3

Total current assets	429.8	446.4	464.5

Property and equipment, net	41.3	38.0	38.7
Deferred income taxes	0.7	—	9.2
Other non-current assets, net	31.8	32.8	1.4

Total assets	$503.6	$517.2	$513.8

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$61.2	$35.5	$23.3
Cigarette and tobacco taxes payable	49.0	51.8	52.7
Accrued liabilities	60.5	61.2	59.2
Income taxes payable	14.4	9.3	8.7
Deferred income taxes	14.4	21.6	18.9

Total current liabilities	199.5	179.4	162.8

Long-term debt	77.5	118.7	—
Other tax liabilities	1.8	—	—
Deferred income taxes	—	0.3	—
Claims liabilities, net of current portion	46.3	46.6	3.0
Pension liabilities	11.4	10.9	4.5

Total liabilities not subject to compromise	336.5	355.9	170.3
Liabilities subject to compromise	—	—	124.8

Total liabilities	336.5	355.9	295.1

Commitments and contingencies (Note 12)

Stockholders’ equity:
Predecessor Company common stock; $0.0001 par value (100 shares authorized, issued and outstanding at December 31, 2003)	—	—	—
Successor Company common stock; $0.01 par value (50,000,000 shares authorized, 9,815,375 and 9,815,375 shares issued and outstanding at December 31 and August 23, 2004, respectively)	0.1	0.1	—
Additional paid-in capital	168.9	168.9	462.0
Deferred stock-based compensation	(6.8)	(7.7)	—
Retained earnings (accumulated deficit)	3.4	—	(245.0)
Accumulated other comprehensive income	1.5	—	1.7

Total stockholders’ equity	167.1	161.3	218.7

Total liabilities and stockholders’ equity	$503.6	$517.2	$513.8

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Successor Company	Predecessor Company
	Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
			2003	2002
Net sales (a)	$1,549.3	$2,673.1	$4,324.3	$4,662.1
Cost of goods sold (a) (b)	1,458.9	2,523.3	4,054.9	4,353.8

Gross profit	90.4	149.8	269.4	308.3

Warehousing and distribution expenses	42.6	78.7	130.2	131.8
Selling, general and administrative expenses	35.1	59.3	98.3	93.2
Amortization of intangible assets	0.4	—	1.7	3.5
Goodwill and asset impairment charges	—	—	291.4	—

Total operating expenses	78.1	138.0	521.6	228.5

Income (loss) from operations	12.3	11.8	(252.2)	79.8
Interest expense, net	4.8	4.4	5.4	8.2
Reorganization items, net	0.8	(70.0)	7.3	—
Amortization of debt issuance costs	0.4	—	—	0.7

Income (loss) from continuing operations before income taxes	6.3	77.4	(264.9)	70.9
Provision for income taxes from continuing operations	2.9	26.7	0.3	31.4

Income (loss) from continuing operations	3.4	50.7	(265.2)	39.5
Income (loss) from discontinued operations before income taxes	—	—	(4.6)	0.5

Provision (benefit) for income taxes from discontinued operations	—	—	(1.8)	0.2

Income (loss) from discontinued operations, net of tax	—	—	(2.8)	0.3

Net income (loss)	$3.4	$50.7	$(268.0)	$39.8

Basic income (loss) per common share:
Continuing operations	$0.35	$5.17	$(27.06)	$4.03
Discontinued operations	—	—	(0.29)	0.03

Net income (loss)	$0.35	$5.17	$(27.35)	$4.06

Diluted income (loss) per common share:
Continuing operations	$0.35	$5.17	$(27.06)	$4.03
Discontinued operations	—	—	(0.29)	0.03

Net income (loss)	$0.35	$5.17	$(27.35)	$4.06

Basic weighted average shares	9.8	9.8	9.8	9.8
Diluted weighted average shares	9.8	9.8	9.8	9.8

(a)	State and provincial cigarette and tobacco excise taxes paid by the Company are included in both sales and cost of goods sold and totaled $355.0, $616.5, $897.0, and $780.7 for the periods August 23 through December 31, 2004, January 1 through August 22, 2004, and the years ended December 31, 2003, and 2002, respectively.
(b)	Cost of goods sold excludes depreciation and amortization expense attributable to distribution assets of $1.5, $3.6, $5.9, and $5.8, that have been included in warehousing and distribution expenses for the periods August 23 through December 31, 2004, January 1 through August 22, 2004, and the years ended December 31, 2003, and 2002, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In millions)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Total Comprehensive Income (Loss)
	Shares	Amount
Predecessor Company
Balance, December 31, 2001	5.5	$0.1	$84.9	$—	$39.2	$(9.2)	$115.0	$—
Tax benefit from stock options exercised	—	—	4.2	—	—	—	4.2	—
Foreign currency translation adjustment	—	—	—	—	—	0.8	0.8	—
Effect of acquisition of CMI by Fleming	(5.5)	(0.1)	402.1	—	(56.0)	8.4	354.4	—

Balance including impact of CMI acquisition	—	—	491.2	—	(16.8)	—	474.4
Net income	—	—	—	—	39.8	—	39.8	39.8
Acquisition of Head Distributing Company	—	—	60.8	—	—	—	60.8	—
Net distributions to Fleming Companies, Inc.	—	—	(61.5)	—	—	—	(61.5)	—
Minimum pension liability adjustment, net of taxes of $0.6	—	—	—	—	—	(1.0)	(1.0)	(1.0)
Foreign currency translation adjustment	—	—	—	—	—	(0.2)	(0.2)	(0.2)

Total comprehensive income								$38.6

Balance, December 31, 2002	—	—	490.5	—	23.0	(1.2)	512.3
Net loss	—	—	—	—	(268.0)	—	(268.0)	(268.0)
Net distributions to Fleming Companies, Inc.	—	—	(28.5)	—	—	—	(28.5)	—
Minimum pension liability adjustment, net of taxes of $0.1	—	—	—	—	—	(0.1)	(0.1)	(0.1)
Foreign currency translation adjustment	—	—	—	—	—	3.0	3.0	3.0

Total comprehensive loss								$(265.1)

Balance, December 31, 2003	—	—	462.0	—	(245.0)	1.7	218.7
Net income	—	—	—	—	50.7	—	50.7	50.7
Net distributions to Fleming Companies, Inc.	—	—	55.0	—	—	—	55.0	—
Minimum pension liability adjustment, net of taxes of $0.7	—	—	—	—	—	(1.1)	(1.1)	(1.1)
Foreign currency translation adjustment	—	—	—	—	—	(0.5)	(0.5)	(0.5)

Total comprehensive income				—				$49.1

Balance prior to application of fresh-start accounting	—	$—	$517.0	$—	$(194.3)	$0.1	$322.8

Reorganization and fresh-start accounting adjustments (See Note 3—Fresh-Start Accounting)	9.8	0.1	(348.1)	(7.7)	194.3	(0.1)	(161.5)

Balance, August 23, 2004	9.8	$0.1	$168.9	$(7.7)	$—	$—	$161.3

Successor Company
Balance, August 23, 2004	9.8	$0.1	$168.9	$(7.7)	$—	$—	$161.3	$—
Net income	—	—	—		3.4	—	3.4	3.4
Amortization of deferred stock-based compensation	—	—	—	0.9	—	—	0.9	—
Minimum pension liability adjustment, net of taxes of $0.6	—	—	—	—	—	(0.9)	(0.9)	(0.9)
Foreign currency translation adjustment	—	—	—	—	—	2.4	2.4	2.4

Total comprehensive income								$4.9

Balance, December 31, 2004	9.8	$0.1	$168.9	$(6.8)	$3.4	$1.5	$167.1

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor Company	Predecessor Company
	Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
			2003	2002
Cash flows from operating activities:
Net income (loss)	$3.4	$50.7	$(268.0)	$39.8
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
LIFO and inventory reserves	1.9	2.7	(2.1)	(16.7)
Fresh-start accounting adjustments, net	—	(81.3)	—	—
Amortization of stock-based compensation expense	0.9	—	—	—
Allowance for doubtful accounts	1.4	5.7	3.4	1.9
Depreciation and amortization	4.7	7.0	9.9	12.2
Impairment of goodwill and other long-lived assets	—	—	291.4	—
Deferred income taxes	(7.2)	21.7	(16.4)	1.0
Tax benefit on employee stock options	—	—	—	4.2
Changes in operating assets and liabilities, net of acquisitions:
Restricted cash	14.5	(6.7)	(19.8)	—
Accounts receivable	3.3	(6.4)	39.1	(4.4)
Other receivables	17.8	9.7	(29.5)	(11.6)
Inventories	(48.3)	47.8	21.6	31.6
Deposits, prepayments and other non-current assets	12.8	(22.8)	(18.2)	(0.2)
Accounts payable	18.8	11.2	(81.0)	25.6
Cigarette and tobacco taxes payable	0.2	(1.1)	(18.3)	10.2
Liabilities subject to compromise	—	(55.6)	121.6	—
Pension, claims and other accrued liabilities and income taxes payable	7.7	(7.4)	19.7	(3.6)

Net cash provided by (used in) operating activities	31.9	(24.8)	53.4	90.0

Cash flows from investing activities:
Additions to property and equipment	(5.7)	(6.4)	(8.4)	(5.5)

Net cash used in investing activities	(5.7)	(6.4)	(8.4)	(5.5)

Cash flows from financing activities:
Proceeds from emergence financing	—	120.5	—	—
Net cash distributed to Trusts upon emergence	—	(139.6)	—	—
Net capital distributions from (to) Fleming	—	55.0	(28.5)	(61.5)
Borrowing under revolving line of credit	1,220.1	—	—	—
Repayments under revolving line of credit	(1,261.5)	—	—	—
Principal payments on long-term debt	—	—	—	(33.5)
Changes in debt issuance costs	—	(3.8)	—	—
Increase (decrease) in cash provided by checks drawn in excess of bank balances	5.0	3.0	(16.4)	11.6

Net cash (used in) provided by financing activities	(36.4)	35.1	(44.9)	(83.4)

Effects of changes in foreign exchange rates	1.9	(0.5)	5.1	0.4

(Decrease) increase in cash and cash equivalents	(8.3)	3.4	5.2	1.5

Cash and cash equivalents, beginning period	34.5	31.1	25.9	24.4

Cash and cash equivalents, end of period	$26.2	$34.5	$31.1	$25.9

Supplemental disclosures:
Cash paid during the period for:
Income Taxes	$4.0	$—	$—	$17.0
Interest	$1.7	$—	$2.3	$7.8
Payments made in conjunction with Chapter 11 reorganization:
Professional fees	$0.5	$1.6	$2.0	$—
Pre-petition claim payments	$—	$54.9	$—	$—
Non-cash transactions	$—	$1.6	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary Company Information and Emergence from Bankruptcy

Nature of Operations

Core-Mark Holding Company, Inc. (Core-Mark Holding), was incorporated on August 20, 2004 as a holding company for Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc. Core-Mark International, Inc. (CMI) and CMI’s wholly-owned subsidiaries (collectively, Core-Mark or the Company) pursuant to a plan of reorganization following a bankruptcy petition by the Company’s former parent, Fleming Companies, Inc. (Fleming), as described below. Core-Mark is a broad-line, full service wholesale distributor of packaged consumer products to the convenience retail industry in the United States and Canada, with revenues generated from the sale of cigarettes, tobacco products, candy, food, health and beauty aids and other general merchandise. The Company’s principal customers include traditional convenience stores, grocery stores, drug stores, mass merchandisers and liquor stores. Core-Mark’s origin dates back to 1888, when Glaser Bros., a family owned and operated candy and tobacco distribution business, was founded in San Francisco.

In June 2002, Fleming acquired CMI. At the time of acquisition, CMI distributed products to convenience stores and other retailers in the Western United States and Canada from a network of 20 distribution centers. In addition to Fleming’s other operations, Fleming owned and operated seven convenience store distribution centers in the Eastern and Midwestern United States. After the acquisition of CMI by Fleming, CMI’s management continued to operate CMI’s convenience distribution business and began integrating Fleming’s convenience distribution centers into its operations. Minter-Weisman Company (Minter-Weisman) and Head Distributing Company (Head Distributing), two subsidiaries of Fleming, became subsidiaries of CMI in December 2002 as part of such integration (See Note 2—Summary of Significant Accounting Policies to the consolidated financial statements).

Chapter 11 Filing by Fleming Companies, Inc.

Fleming Bankruptcy. On April 1, 2003 (the Petition Date), Fleming filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the state of Delaware. During the bankruptcy proceedings, Fleming and its subsidiaries, including CMI and its subsidiaries (collectively, the Debtors) continued to operate the business as debtors-in-possession under the jurisdiction of the bankruptcy court and in accordance with the applicable provisions of the Bankruptcy Code.

Emergence of Core-Mark Holding Company, Inc.

Core-Mark Emerges from the Reorganization as a Separate Entity. On July 27, 2004 (the Confirmation Date), the bankruptcy court confirmed Fleming’s Plan of Reorganization, as amended and revised (the Plan). The Plan provided for the reorganization of the Debtors with CMI surviving as an operating entity. Pursuant to the Plan, certain creditors formed Core-Mark Holding, Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc. and Core-Mark Holding III, Inc. Core-Mark Holdings I, Inc., and Core-Mark Holdings II, Inc. each own 50% of Core-Mark Holdings III, Inc. On August 23, 2004 (the Effective Date), the Plan was declared effective by the bankruptcy court and Core-Mark emerged from bankruptcy. Upon emergence, Fleming transferred its interest in CMI to Core-Mark Holdings III, Inc., making CMI a wholly-owned subsidiary of Core-Mark Holdings III, Inc., and transferred all of the remaining assets of one of its wholly-owned convenience store distribution centers to a subsidiary of CMI. Upon emergence from the Fleming bankruptcy, Core-Mark reflected the terms of the Plan in its consolidated financial statements applying the terms of the American Institute of Certified Public Accountants (AICPA) Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7) with respect to financial reporting upon emergence from bankruptcy (See Note 3—Fresh-Start Accounting to the consolidated financial statements).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disposition of the Creditors and Equity Holders of the Fleming Companies, Pursuant to the Plan of Reorganization. Three categories of claimants with the following claim disposition terms were established pursuant to the Plan. The Fleming equity holders received no distribution and their interests were canceled. Administrative and priority tax claimants and debtor-in-possession lenders were to be paid in full. Other claimants are served by two special-purpose trusts: the Reclamation Creditors Trust (RCT) and the Post Confirmation Trust (PCT), which together we refer to as the Trusts, as described below. The assets and liabilities of the Debtors remaining after the formation of Core-Mark were transferred into the Trusts. At their inception, the total assets of the Trusts were designed and estimated to be in excess of the total liabilities owed to their claimants. The RCT serves the trade lien vendor (TLV) and non-trade lien vendor (non-TLV) claimants and is responsible for pursuing and liquidating the assigned RCT assets in order to satisfy claims from holders who have asserted that their claims have been granted priority and/or are secured by a lien (See terms of claim disposition at Reclamation’s Creditor Trust, below). The PCT serves the Class 6(A) and Class 6(B) claimants and is responsible for liquidating the assigned PCT assets, issuing the Company’s common stock and common stock warrants, and reconciling and settling claims against Fleming and Core-Mark (See terms of claim disposition at Post Confirmation Trust, below).

Pursuant to the Plan, the Debtors, including principally Core-Mark, contributed approximately $122 million in cash to the PCT. The Company entered into a revolving credit agreement and Tranche B Note Agreement to fund its cash payment to the PCT (See Note 8—Long-term Debt to the consolidated financial statements).

Under Chapter 11 of the United States Bankruptcy Code, actions by creditors to collect indebtedness owed prior to the Petition Date were stayed and certain other pre-petition contractual obligations were not enforced against the Debtors. The Company received approval from the bankruptcy court to pay specific pre-petition liabilities, including taxes, employee salaries and wages, benefits and other employee obligations. The restructuring of the Company’s capital structure and resulting discharge of pre-petition debt resulted in a net gain of $66.1 million (See Note 9—Liabilities Subject to Compromise to the consolidated financial statements).

Fleming transferred the remaining workers compensation, general liability, auto liability and pension liabilities of its wholesale grocery division totaling approximately $33 million, and selected assets and liabilities of its discontinued convenience distribution centers located in Altoona, Pennsylvania; Marshfield, Wisconsin; and Chicago, Illinois to Core-Mark.

Core-Mark Capitalization.

Common Stock

Core-Mark Holding was incorporated on August 20, 2004. The authorized capital stock of Core-Mark Holding consists of 50 million shares of common stock, with a par value of $0.01 per share. Core-Mark Holding transferred 9,800,000 shares of common stock to Fleming in exchange for the stock of Core-Mark International and its subsidiaries. Under the Plan of Reorganization, Fleming will distribute this common stock to its creditors as instructed by the PCT in settlement of pre-petition claims. The Company determined that $3.2 million in estimated fair value of the common stock to be disbursed by the PCT should be recorded as a reduction to the gain on discharge of liabilities subject to compromise upon emergence.

Warrants

On August 23, 2004, pursuant to the Plan, Core-Mark issued warrants to purchase an aggregate of 990,616 shares of common stock. The warrants were transferred by Core-Mark to the PCT and the warrants were distributed by the PCT to creditors (Class 6(B) claimants) in partial settlement of their pre-petition liabilities. The warrants have an exercise price of $20.925 per share, with a seven-year term and were issued to the PCT for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

benefit of former holders of Fleming senior subordinated notes. The warrants were valued at $4.6 million and were recorded as additional paid-in capital upon emergence. The estimated fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a term of seven years, a risk free interest rate of 3.85%, expected volatility of 30%, and an expected dividend yield of zero.

On August 23, 2004, Core-Mark issued additional warrants, pursuant to the Plan, to purchase an aggregate of 247,654 shares of common stock to holders of the Tranche B Notes. The warrants have an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan, and a seven-year term (See Note 8 – Long-term Debt to the consolidated financial statements). The warrants were valued at $1.4 million, based on the fair value of our common stock of $15.50, pursuant to the Plan. They were recorded as a discount on debt and are being amortized into interest expense over the term of the Tranche B notes using the effective interest rate method. The estimated fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a term of seven years, a risk free interest rate of 3.85%, expected volatility of 30%, and an expected dividend yield of zero.

Stock-Based Compensation Plans

Pursuant to the Plan, on the Effective Date the Company established a stock-based compensation plan with two components consisting of 1,114,444 options to purchase common stock and 200,000 restricted shares of common stock reserved for grants to management. The stock options have exercise price of $15.50 per share based on the fair value of our common stock pursuant to the Plan. The options and restricted shares vest over three years and have a seven year term (See Note 15—Stock Based-Compensation Plans to the consolidated financial statements). Non-employee members of our board of directors also received options to purchase an aggregate of 30,000 shares of our common stock under our 2004 Directors Equity Incentive Plan.

Special Purpose Trusts and Guarantees by Core-Mark

Post Confirmation Trust

Pursuant to the Plan, the PCT was established and charged with administering certain post-confirmation responsibilities under the Plan, including, but not limited to, liquidating certain assets, the pursuit and collection of litigation claims and causes of action and the reconciliation and payment of specific types of claims, each as allocated between the PCT and the RCT pursuant to the Plan. The liabilities of the PCT include tax and other statutory related claims, professional fees, reserves, general unsecured claims and certain administrative claims that were not satisfied on the Effective Date of the Plan. The assets of the PCT include cash, trade account receivables, certain royalty payments receivable related to the sale of Fleming’s wholesale operations, litigation claims receivable, certain RCT assets assigned to the PCT and Fleming’s remaining assets which were transferred to the PCT upon Core-Mark’s emergence from bankruptcy, as described in the Plan.

At the inception of the PCT its total assets were estimated to be approximately $180 million and total liabilities were estimated to be approximately $145 million, including approximately $52 million in certain non-professional fee administrative claims. These estimates are based on financial projections prepared by an independent restructuring firm hired by Fleming, and on an evaluation of the accounts and records of Fleming, and are included in Fleming’s disclosure statement and the Plan as filed with the bankruptcy court. Under the terms of the Plan, Core-Mark guarantees all PCT liabilities with respect to administrative claims in excess of $56 million. Core-Mark’s guarantee in connection with the PCT is related solely to the administrative claims portion of the trust. The beneficiaries of the PCT, after the satisfaction of all liabilities to be satisfied by the PCT and all PCT expenses, are certain unsecured creditors, the RCT and Core-Mark as set forth in the Plan (See Note 12—Commitments and Contingencies to the consolidated financial statements).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclamation Creditors’ Trust

Pursuant to the Plan, the RCT was established to administer certain post-confirmation responsibilities under the Plan, including, but not limited to, the pursuit and collection of RCT assets and the payment of reclamation claims. To facilitate the claims reconciliation process, the PCT provides professional staff and employees of the PCT, computer systems, data bases and other relevant information to the RCT. The RCT reimburses the PCT for direct costs and an allocation of indirect costs for such staff, employees, data bases and other information subject to certain limitations as set forth in the Plan. The assets of the RCT included approximately $6 million in cash at inception and certain of the assets of the Debtors including vendor deductions, disputed payments, preference claims, causes of action and other rights of the Debtors against the reclamation creditors, as described in the Plan.

At its inception, the total assets of the RCT were estimated to be approximately $140 million and total liabilities were estimated to be approximately $120 million. These estimates are based on financial projections prepared by Fleming’s independent restructuring firm, based on an evaluation of the accounts and records of Fleming, and are included in Fleming’s disclosure statement and the Plan as filed with the bankruptcy court. The TLV creditors are the primary beneficiaries of the RCT and their claims are entitled to be settled in full before any payments are made to the non-TLV creditors. In the event that the assets of the trust are inadequate to satisfy all of the allowed TLV claims, Core-Mark must pay such claims in full plus any accrued interest pursuant to certain guarantees under the Plan. In addition, Core-Mark guarantees all eligible but unpaid non-TLV claims up to a maximum of $15 million. For each dollar of excess assets transferred from the PCT to the RCT in excess of $10 million, the Core-Mark non-TLV guarantee is reduced by 50% of that amount transferred. (See Note 12—Commitments and Contingencies to the consolidated financial statements).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Core-Mark reflect the results of operations, financial position, and cash flows of CMI, including two former Fleming subsidiaries, Minter-Weisman and Head Distributing, and Fleming’s convenience distribution center located in Leitchfield, Kentucky (collectively, the Eastern Distribution Centers.)

Principles of Consolidation

The consolidated financial statements include Core-Mark and all entities in which Core-Mark has a majority voting interest. All significant inter-company balances and transactions are eliminated.

The Company also evaluates its relationships with variable interest entities in which it may not have a majority or voting interest but with which it may be required to consolidate because it is deemed to be the primary beneficiary of that entity. As of December 31, 2004, the Company’s exposure to expected losses or residual returns from such variable interest entities was not significant.

Push Down Accounting

The Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) Topic 5.J Push Down Basis of Accounting Required in Certain Limited Circumstances (Topic 5.J) generally requires that push down accounting be applied whenever separate financial information is presented for a wholly-owned subsidiary. Push down accounting requires that the financial statements of a subsidiary reflect the parent company’s basis of the assets and liabilities in the subsidiary. As such, the consolidated financial statements of the Predecessor Company reflect Fleming’s basis in the assets and liabilities of CMI, at June 17, 2002 when CMI was acquired, and Fleming’s basis in the assets and liabilities of the Eastern Distribution Centers when they were acquired. The Predecessor Company’s stockholders’ equity reflects Fleming’s investment in CMI and the Eastern Distribution

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Centers while giving effect to the net income (loss) of CMI and the net inter-company capital distributions to Fleming.

Use of Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management considers the allowance for doubtful accounts, the allowance related to other receivables, inventory reserves, fresh-start valuations, recoverability of goodwill and other long-lived assets, carve-out expense allocations, trust guarantees, the realizability of deferred income taxes, pension benefits and self-insurance reserves, and the fair value of the Company’s common stock and stock volatility to be those estimates which involve a higher degree of judgment and complexity. Actual results could differ from those estimates.

Foreign Currency Translation

The assets and liabilities of the Company’s Canadian operations, whose functional currency is the Canadian dollar, are translated at exchange rates in effect at period-end. Income and expenses are translated at average rates for the period. Adjustments resulting from such translation are presented as foreign currency translation adjustments and are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash, money market funds and all highly liquid investments with original maturities of three months or less. Restricted cash represents funds collected and set aside in trust as required by Canadian provincial taxing authorities. As of December 31, 2004, August, 23, 2004 and December 31, 2003, the Company included in cash book overdrafts of $20.7 million, $15.7 million and $12.7 million, respectively, reflecting issued checks that have not cleared through its banking system in the ordinary course of business, in accounts payable. The Company’s policy has been to fund these outstanding checks as they clear with cash held on deposit with other financial institutions or with borrowings under its line of credit.

Financial Instruments

The carrying amount for the Company’s cash, cash equivalents, restricted cash, trade accounts receivable, other receivables, trade accounts payable, cigarette and tobacco taxes payable and other accrued liabilities approximates fair value because of the short maturity of these financial instruments. The carrying amount of the Company’s long-term debt approximates fair value based on the Company’s best estimate of interest rates that would be available to the Company for similar debt obligations. The carrying amount of the Company’s variable rate debt approximates fair value due to the variable nature of interest rates.

Risks and Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments, accounts receivable and other receivables. The Company places its cash and cash equivalents in investment-grade, short-term instruments with high quality financial institutions and, by policy, limits the amount of credit exposure in any one financial instrument. The Company pursues amounts and allowances due from its vendors, and in the normal course of business, is often allowed to deduct these amounts and allowances from payments made by the Company to such vendors.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A credit review is completed for new customers and ongoing credit evaluations of customer’s financial condition are performed and prepayment or other guarantees are required whenever deemed necessary. Credit limits given to customers are based on a risk assessment of their ability to pay and other factors. The Company has no individual customers that account for more than 10% of its total sales. The Company has no individual customers that account for more than 10% of its total accounts receivable. However, some of our distribution centers are dependent on relationships with a single customer or a few large customers.

The Company has two significant suppliers: Philip Morris USA, Inc. and R.J. Reynolds Tobacco Company. For the periods from August 23, 2004 through December 31, 2004, January 1, 2004 through August 22, 2004 and for the year ended December 31, 2003, cigarette product purchases were approximately 25% from Philip Morris USA, Inc. and approximately 16% from R.J. Reynolds Tobacco Company.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of trade receivables from customers. The Company evaluates the collectibility of accounts receivable and determines the appropriate allowance for doubtful accounts based on historical experience and a review of specific customer accounts. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the Company believes it is probable that accounts receivable will not be recovered.

The changes in the allowance for doubtful accounts due from customers consist of the following during the following periods (in millions):

	Successor Company	Predecessor Company
	Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
			2003	2002
Balance, beginning of period (1)	$7.0	$5.6	$4.8	4.3
Net additions charged to operations	2.2	2.8	3.4	1.9
Less: Write-offs	(1.5)	(1.4)	(2.6)	(1.4)

Balance, end of period	$7.7	$7.0	$5.6	$4.8

(1)	Includes balance assumed upon acquisition of Head Distributing.

Other Receivables

Other receivables consist primarily of amounts due from vendors for promotional allowances and other incentive programs, which are accrued as earned, as well as net vendor receivables relating to vendor deductions and disputed payments arising after the Petition Date. The Company evaluates the collectibility of amounts due from vendors and determines the appropriate allowance for doubtful accounts based on historical experience and on a review of specific amounts outstanding. A significant portion of the allowance for doubtful accounts relates to vendor receivables arising after Fleming filed for bankruptcy and which have been outstanding for more than 12 months as of December 31, 2004. While management believes that such allowances are adequate, these estimates could change in the future depending upon management’s ability to collect these vendor receivables. The allowance for doubtful accounts due from vendors was $4.5 million, $3.7 million and $1.7 million as of December 31, 2004, August 23, 2004 and December 31, 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories consist of finished goods, including cigarettes and other tobacco products, food and other products, and related consumable products held for re-sale and are valued at the lower of cost or market. In the United States, cost is primarily determined on a last–in, first–out (LIFO) basis using producer price indices as determined by the Department of Labor. Under the LIFO method, current costs of goods sold are matched against current sales. Inventories in Canada are valued on a first–in, first–out (FIFO) basis as LIFO is not a permitted inventory valuation method in Canada.

During periods of rising prices, the LIFO method of costing inventories generally results in higher current costs being charged against income while lower costs are retained in inventories. Conversely, during periods of decreasing prices, the LIFO method of costing inventories generally results in lower current costs being charged against income and higher stated inventories. Liquidations of inventory may also result in the sale of low-cost inventory and a decrease of cost of goods sold.

The Company provides inventory valuation adjustments for spoiled, aged and unrecoverable inventory based on amounts on hand and historical shrinkage experience. This reserve was $1.2 million, $0 million, and $2.3 million as of December 31, 2004, August 23, 2004 and December 31, 2003, respectively.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization on new purchases are computed using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the property or the term of the lease including available renewal option terms if it is reasonably assured that those terms will be exercised. Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

The Company has determined the following useful lives for its fixed assets:

Useful life in years
Delivery equipment	4 to 10
Office furniture and equipment	3 to 10
Warehouse equipment	3 to 15
Leasehold improvements	4 to 18
Building	25

Asset Retirement Obligations

The Company evaluates the legal obligations arising from the retirement of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. Asset retirement obligations of the Company relate primarily to operating leases of its distribution centers. Specifically, certain leases require that the Company restore property to its original state upon termination of the lease. This would include the removal of any leasehold improvements, fixtures and equipment in addition to other cosmetic requirements. Under SFAS No. 143 the fair value of the liability is added to the carrying amount of the associated asset and then depreciated over the lesser of the lease term or the useful life of the asset. The lease term includes available renewal option terms if it is reasonably assured that those terms will be exercised by the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of Long-lived Assets

The Company evaluates long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets consist primarily of land, buildings, furniture, fixtures and equipment, leasehold improvements and intangible assets. An impairment of long-lived assets exists when future undiscounted cash flows are less than an asset group’s carrying value over the estimated remaining useful life of the primary assets. Impairment is measured as the difference between carrying value and fair value. Fair value is based on appraised value or estimated sales value, similar assets in recent transactions, or discounted cash flows. Assets to be disposed of are reported at the lower of carrying amount or fair value less the cost to sell such assets (See Note 5—Other Balance Sheet Accounts Detail to the consolidated financial statements).

Goodwill and Intangible Assets

The Company reviews its goodwill and intangible assets for impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets on an annual basis or whenever significant events or changes occur in its business. The reviews are performed at the operating division level, which comprise the Company’s reporting units. The provisions of SFAS No. 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. Generally, fair value represents the discounted projected cash flows of an operating division. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded (See Note 5—Other Balance Sheet Accounts Detail to the consolidated financial statements). The Company does not amortize those intangible assets that have been determined to have indefinite useful lives.

Debt Issuance Costs

Debt issuance costs have been deferred and are being amortized over the terms of the related debt agreements, generally three to five years, using the effective interest method. Debt issuance costs were $3.4 million, $3.8 million and $0 at December 31, 2004, August 23, 2004 and December 31, 2003, respectively. Debt issuance costs are included in other non-current assets, net on the accompanying consolidated balance sheets.

Claims Liabilities and Insurance Recoverables

Pursuant to the Financial Accounting Standards Board (FASB) Interpretation No. 39 (FIN No. 39) Offsetting of Amounts Related to Certain Contracts, the Company’s claims liabilities and the related recoverables from its insurance carriers for estimated claims in excess of deductible amounts and other insured events are presented in their gross amounts on the accompanying consolidated balance sheets because there is no right of off-set. The carrying values of claims liabilities and insurance recoverables are not discounted. Insurance recoverables are included in other receivables, net and other non-current assets, net. Insurance recoverables at December 31, 2003 were negligible because the Company had not yet assumed the Fleming self-insurance obligations described above.

The Company maintains reserves related to health and welfare, workers compensation and auto liability programs that are principally self-insured. The Company’s workers compensation and auto liability self-insurance programs currently have a per-claim ceiling of $500,000, and the Company has purchased insurance to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cover the claims that exceed the ceiling up to policy limits. Self-insured reserves are for pending or future claims that fall outside the policy. The reserves include an estimate of expected settlements on pending claims and a provision for claims incurred but not reported. These estimates are based on the Company’s assessment of potential liability using an actuarial analysis of available information with respect to pending claims, historical experience and current cost trends. Accruals for claims under these programs are included in accrued liabilities and claims liabilities, net of current portion (See Note—5 Other Balance Sheet Accounts Detail to the consolidated financial statements).

On the Effective Date, the Company assumed approximately $29.5 million in self-insurance obligations from Fleming related to workers compensation and auto liability programs pursuant to the Plan. These amounts were included in the reorganization adjustments as disclosed in Note 3—Fresh-Start Accounting to the consolidated financial statements, as of August 23, 2004 and are included in accrued liabilities and claims liabilities, net of current portion in the accompanying consolidated balance sheets at December 31, 2004 and August 23, 2004 (See Note 5—Other Balance Sheet Accounts Detail to the consolidated financial statements).

Carve-out Accounting

The Predecessor Company’s consolidated financial statements for the period ended August 22, 2004, and the years ended December 31 2003 and 2002, included herein are presented on a carve-out basis and do not reflect what the consolidated results of operations, financial position, and cash flows of Core-Mark and its subsidiaries would have been had Core-Mark been a separate stand-alone entity during all of the periods presented. SAB Topic 1.B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity (Topic 1.B) requires that financial statements prepared on a carve-out basis include costs incurred by the parent company on behalf of the carved out entity. Core-Mark has maintained its own independent systems and infrastructure and did not rely on Fleming for any significant administrative, management or other services. However, estimated costs incurred by Fleming and allocated to Core-Mark are as follows (in millions):

	Predecessor Company
	Period from January 1 through August 22, 2004	Year ended December 31,
		2003	2002
Insurance, investor relations, legal, Board of Directors and other	$0.5	$0.7	$0.7
Imputed interest	4.1	4.0	4.3

Total	$4.6	$4.7	$5.0

From January 1, 2002 until Fleming’s acquisition of CMI on June 17, 2002, net interest expense included amounts paid based on CMI’s outstanding debt during this period. The debt was extinguished pursuant to the acquisition.

In accordance with the carve-out accounting provisions of Topic 1.B, from June 17, 2002 until emergence from bankruptcy on August 23, 2004, net interest expense includes amounts imputed to reflect a charge from Fleming to the Company for interest on debt incurred by Fleming pursuant to its acquisition of CMI. Imputed interest amounts were $4.3 million, $4.0 million and $4.1 million for the period from June 17, 2002 to December 31, 2002, the year ended December 31, 2003 and the period from January 1 to August 22, 2004, respectively. The average rate was 7.7% for all periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company recognizes revenue in accordance SAB No. 104, Revenue Recognition. Under this bulletin, four criteria must be met for revenue recognition: (1) persuasive evidence of an arrangement must exist, (2) delivery must occur, (3) the selling price must be fixed or determinable and (4) collectibility must be reasonably assured. Based on its terms of sale, the Company has determined these criteria are met at the point at which the product is delivered and title passes to the customer. The Company grants its customers sales incentives such as rebates or discounts and treats these as a reduction of revenues at the time the sale is recognized. The Company monitors product returns on an ongoing basis. Based on current analysis and its historical experience, the Company has determined that the amount of product returns is insignificant. Therefore, no allowance for product returns has been provided for in the Company’s consolidated balance sheets and statements of operations.

Vendor Rebates and Allowances

Periodic payments from vendors in various forms, volume or other purchase discounts are reflected in the carrying value of the related inventory when earned and as cost of goods sold as the related merchandise is sold. Up-front consideration received from vendors linked to purchase or other commitments is initially deferred and amortized ratably to cost of goods sold or as the performance of the activities specified by the vendor to earn the fee is completed. Cooperative advertising rebates, slotting allowances, racking, and other promotional reimbursements from suppliers are recorded as reductions to cost of goods sold in the period the related promotional or merchandising programs were provided.

Pension Costs and Other Post-retirement Benefit Costs

Pension costs and other post-retirement benefit costs charged to operations are estimated on the basis of annual valuations by an independent actuary. Adjustments arising from plan amendments, changes in assumptions and experience gains and losses are amortized over the expected average remaining service life of the employee group (See Note 16 —Employee Benefit Plans to the consolidated financial statements).

Income Taxes

Income taxes are accounted for under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when management does not consider it more likely than not that some portion or all of the deferred tax assets will be realized.

Prior to emergence from bankruptcy, the Predecessor Company’s financial statements were prepared on a carve-out basis. For financial reporting purposes, the provision for income taxes was computed based on a stand-alone, separate-return basis. However, Core-Mark’s operating results were included in Fleming’s consolidated U.S. income tax return and consolidated, combined or unitary state income tax returns and in tax returns of the Canadian operations. Upon emergence, deferred tax asset and liability accounts were provided for in accordance with SFAS No. 109 and SOP 90-7.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) is presented in accordance with SFAS No. 130 Comprehensive Income and consists primarily of foreign currency translation adjustments and minimum pension liability adjustments, net of tax.

Accumulated other comprehensive income consisted of the following (in millions):

	Minimum Pension Liability Adjustments	Foreign Currency Translation Adjustment	Total
Balance at December 31, 2002	$(1.0)	$(0.2)	$(1.2)
Minimum pension liability adjustment, net of taxes of $0.1	(0.1)	—	(0.1)
Foreign currency translation adjustment	—	3.0	3.0

Balance at December 31, 2003	(1.1)	2.8	1.7
Minimum pension liability adjustment, net of taxes of $0.7	(1.1)	—	(1.1)
Foreign currency translation adjustment	—	(0.5)	(0.5)

Fresh start adjustment	2.2	(2.3)	(0.1)

Balance at August 23, 2004	—	—	—
Minimum pension liability adjustment, net of taxes of $0.6	(0.9)	—	(0.9)
Foreign currency translation adjustment	—	2.4	2.4

Balance at December 31, 2004	$(0.9)	$2.4	$1.5

Stock-based Compensation

The Company accounts for stock-based compensation using the fair value method as permitted by SFAS No. 123, Accounting for Stock-Based Compensation.

Segment Information

Pursuant to SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting by public enterprises on information about product lines, geographical areas and major customers, the method of determining what information to report is based on the way management organizes the Company for making operational decisions and assessment of financial performance. From the perspective of the Company’s chief operating decision maker, the Company is engaged in the business of distributing packaged consumer products to convenience retail stores in the United States of America and Canada. Therefore, the Company has determined that it has two reportable segments and evaluates these two reportable segments based on geographical area.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period, excluding unvested restricted stock. Diluted earnings per share assumes the exercise of stock options and common stock warrants and the impact of restricted stock, when dilutive, using the treasury stock method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain financial statement reclassifications have been made to the prior period presentation in order to conform them to the current period presentation. Such reclassifications had no impact on consolidated net income or stockholders’ equity as previously reported.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 supersedes Accounting Principles Bulletin (APB) Opinion 2 , Accounting for Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, though it carries forward the guidance of those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and error corrections. This statement is effective for accounting changes and error corrections made in years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. The Company does not expect adoption of SFAS No. 154 to have a material impact on the Company’s financial statements.

In March 2005, the SEC issued SAB No. 107 which offers guidance on SFAS No. 123(R). SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term. The Company expects to apply the principles of SAB No. 107 in conjunction with its adoption of SFAS No. 123(R).

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123 for fair value. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and prohibits pro forma disclosure as an alternative to financial statement recognition. SFAS No. 123(R) is effective for interim or annual reporting periods beginning after December 15, 2005. The Company is evaluating the impact of SFAS No. 123(R).

In December 2004, the FASB issued Staff Position (FSP) No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (the Act). The Act, which was signed into law on October 22, 2004, provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated (as defined in the Act) in either a company’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. Accordingly, the position provides guidance on accounting for income taxes that related to the accounting treatment for unremitted earnings in a foreign investment (a consolidated subsidiary or corporate joint venture that is essentially permanent in nature). Further, the position permits a company time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. Accordingly, an enterprise that has not yet completed its evaluation of the repatriation provision for purposes of applying SFAS No. 109 is required to disclose certain information, for each period for which financial statements

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

covering periods affected by the Act are presented. Subsequently, the total effect on income tax expense (or benefit) for amounts that have been recognized under the repatriation provision must be provided in a company’s financial statements for the period in which it completes its evaluation of the repatriation provision. The provisions of FSP No. 109-2 are effective immediately. As of and for the year ended December 31, 2004, the Company has not yet completed its evaluation; consequently, the required information is disclosed in Note 13—Income Taxes to the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. The provisions of this statement are effective for non monetary asset exchanges occurring in periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not expect the adoption of SFAS No. 153 to have a significant impact on its consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, Inventory Costs that amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, (ARB No. 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this statement requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a significant impact on its consolidated financial statements.

In May 2004, the FASB issued FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, which supercedes FSP No. 106-1 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, and provides guidance on accounting for the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) for employers that sponsor postretirement health care plans that provide prescription drug coverage that is at least actuarially equivalent to that offered by Medicare Part B. The MMA provides a prescription drug benefit for Medicare eligible employees starting in 2006. This statement is effective for interim and annual periods beginning after June 15, 2004. The adoption of FSP No. 106-2 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, and a revised interpretation of FIN No. 46 (FIN No. 46R) in December 2003, in an effort to expand upon existing accounting guidance that addresses when a company should consolidate the financial results of another entity. FIN No. 46 requires variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. A company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. The adoption of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

In July 2002, The Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act) was enacted. Section 404 of the Sarbanes-Oxley Act stipulates that public companies must take responsibility for maintaining an effective system of internal control. The act requires public companies to report on the effectiveness of their control over financial reporting and obtain an attestation report from their independent registered public accounting firm about management’s report. The act requires most public

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

companies (accelerated filers) to report on the company’s internal control over financial reporting for years ended on or after November 15, 2004. Other public companies (non-accelerated filers) must begin to comply with the new requirements related to internal control over financial reporting for their first year ending on or after July 15, 2006 under the latest extension granted by the SEC. CMI is a non-accelerated filer and therefore expects to comply with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006.

3.	Fresh-Start Accounting

In connection with the emergence from bankruptcy, Core-Mark adopted American Institute of Certified Public Accountants (AICPA) Statement of Position 90-7 (SOP 90-7) Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. Pursuant to the fresh-start accounting rules, a new reporting entity, the Successor Company, was deemed to be created and the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values at the time of emergence from bankruptcy and were based on independent valuations where applicable. The effective date of Core-Mark’s emergence from bankruptcy was August 23, 2004 when the refinancing of the Company’s debts as contemplated under the Plan was completed. All financial information prior to August 23, 2004 is identified as relating to the Predecessor Company. All financial information after August 23, 2004 relates to the Successor Company. Consequently, after giving effect to the reorganization and fresh-start accounting as required by SOP 90-7, the financial statements of the Successor Company are not comparable to those of the Predecessor Company.

A set of financial projections was developed which were filed with the bankruptcy court as part of the Plan of Reorganization. Based on these financial projections, an enterprise value was determined in March 2004 by an independent valuation firm using various valuation methods, including (i) a review and analysis of several recent transactions of companies in similar industries as the Company, and (ii) a calculation of the present value of future operating cash flows. The estimated enterprise value is highly dependent upon the Company achieving its future financial results set forth in the projections as well as the realization of certain other assumptions, which are not guaranteed. The estimated enterprise value of the Company was calculated to be approximately $265 million to $310 million. The midpoint of the range, $290 million, was selected as the Company’s estimated enterprise value for purposes of the Plan.

Given the passage of time and the change in the Company’s balance sheet just prior to emergence from bankruptcy, the Company engaged another independent valuation firm in June 2005 in connection with the application of fresh-start accounting at emergence. This independent valuation firm utilized generally accepted valuation techniques, considering estimated discounted cash flows based on the same financial projections as filed in the Plan, and a balance sheet that was more reflective of the balance sheet at the date of emergence to determine the estimated fair value of the assets at August 23, 2004. In connection with this valuation, at emergence, the carrying amount of the Company’s assets and liabilities were adjusted to fair value, resulting in a net revaluation adjustment of $5.8 million included in reorganization items, net. (See Note 10—Reorganization Items, net to the consolidated financial statements.) The net revaluation increase to the Company’s assets and liabilities was primarily attributable to ascribing value to intangible internally developed software of $6.0 million, an adjustment to our deferred rent accrual of $3.8 million, offset by charges for the revaluation of other balance sheet items totaling $4.0 million.

The restructuring of the Company’s capital structure and the resulting discharge of pre-petition debt resulted in a net gain of $66.1 million. The income resulting from the gain from the discharge of pre-petition debt was recorded in reorganization items, net, in the consolidated statement of operations (See Note 10—Reorganization Items, Net to the consolidated financial statements).

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the provisions of SOP 90-7, the Company adopted on August 23, 2004, all accounting pronouncements and related interpretations that were scheduled to be effective within the subsequent twelve-month period (See Note 2—Summary of Significant Accounting Policies to the consolidated financial statements).

The reorganization and the adoption of fresh-start accounting resulted in the following adjustments to the

Company's consolidated balance sheet as of August 23, 2004:

	Successor Balance Sheet August 23, 2004	Fresh-Start Adjustments		Reorganization Adjustments		Predecessor Balance Sheet August 22, 2004
Assets
Current assets:
Cash and cash equivalents	$34.5	$—		$(22.5	)(a)	$57.0
Restricted cash	26.6	—		—		26.6
Accounts receivable, net	137.1	—		—		137.1
Other receivables, net	53.9	5.0	(e)	0.2	(a)	48.7
Inventories, net	141.9	2.3	(e)	—		139.6
Deposits and prepayments	52.4	—		1.5	(c)	50.9

Total current assets	446.4	7.3		(20.8)		459.9

Property and equipment, net	38.0	—		—		38.0
Deferred income taxes	—	—		—		—
Other non-current assets, net	32.8	5.9	(e)	2.8	(a)	24.1

Total assets	$517.2	$13.2		$(18.0)		$522.0

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$35.5	$—		$—		$35.5
Cigarette and tobacco taxes payable	51.8	—		—		51.8
Accrued liabilities	61.2	1.7	(e)	13.0	(b)(c)	46.5
Income taxes payable	9.3	(0.7	)(e)	—		10.0
Deferred income taxes	21.6	8.8	(e)	—		12.8

Total current liabilities	179.4	9.8		13.0		156.6

Long-term debt	118.7	—		118.7	(a)	—
Deferred income taxes	0.3	(6.8	)(e)	(11.5	)(c)	18.6
Claims liabilities, net of current portion	46.6	—		19.1	(c)	27.5
Pension liabilities	10.9	—		3.0	(c)	7.9
Liabilities subject to compromise	—	(69.9	)(d)	—		69.9

Total liabilities	355.9	(66.9)		142.3		280.5
Other equity(g)	—	69.8		11.5		(81.3)
Stockholders’ equity	161.3	10.3	(d)(e)(f)(g)	(171.8	)(a)(b)(c)(g)	322.8

Total liabilities and stockholders’ equity	$517.2	$13.2		$(18.0)		$522.0

(a)	to record exit financing; payments to the RCT and PCT Trusts, exit financing fees and related warrants.
(b)	to record the assumption of liabilities from Fleming’s discontinued operations in Altoona, PA., Marshfield, WI., and Chicago. IL.
(c)	to record the assumption of Fleming’s remaining workers compensation and pension obligations.
(d)	to record the gain resulting from discharge of pre-petition liabilities.
(e)	to adjust assets and liabilities to fair market value.
(f)	to adjust paid-in capital to reflect the elimination of the accumulated deficit and the accumulated other comprehensive loss.
(g)	to adjust equity to reflect reorganization and fresh-start items included in net income.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Acquisitions by Fleming

Head Distributing Company

On April 23, 2002, Fleming acquired Head, a privately held wholesale distributor of consumer products to convenience stores with two distribution centers located in the state of Georgia. The purchase of Head by Fleming was an initiative to increase Fleming’s presence in the convenience store wholesale distribution industry. Fleming’s acquisition costs totaled $60.8 million consisting of $31.7 million in cash consideration, assumed outstanding debt of $29 million and $0.1 million in transaction costs. The acquisition of Head was accounted for as a purchase under SFAS No. 141, Business Combinations. In connection with the purchase, $44.8 million was allocated to Head’s net assets, $1.4 million to identifiable intangible assets and $14.6 million to goodwill. Goodwill is the excess of the purchase price over the fair value of the identifiable tangible and intangible assets. Valuations were based on analyses prepared by an independent valuation expert. Identifiable intangibles were being amortized over their estimated useful life of three years. Head was contributed to CMI by Fleming in December 2002.

Pursuant to the push down accounting rules of SAB Topic 5.J, the purchase price allocation of the net assets, identifiable intangibles and goodwill of Head have been reflected in the consolidated financial statements of Core-Mark as of the acquisition date with an offset to additional paid-in capital. Pro-forma results of operations have not been presented because the effect of the acquisition was not material to the consolidated financial statements taken as a whole.

CMI

On June 17, 2002, Fleming acquired CMI. Fleming’s acquisition costs totaled $432.5 million consisting of $291 million in cash consideration, assumed debt of $132 million and $9.5 million in related transaction costs. The acquisition of CMI by Fleming was a strategic initiative to enable Fleming to have a national presence in the convenience store wholesale distribution industry. The addition of CMI to Fleming’s existing convenience store distribution business created that national presence. At the time of the acquisition, all 5,500,000 outstanding shares of common stock of CMI, in addition to options to purchase shares of common stock, were purchased by Fleming, canceled and retired, and the Articles of Incorporation of CMI were amended to set the total number of shares of common stock authorized for issuance to 100 with stated par value of $0.0001.

The acquisition of CMI was accounted for as a purchase. In accordance with SFAS No. 141, $168.4 million was allocated to CMI’s net assets, $44.4 million to identifiable intangible assets and $219.6 million to goodwill. Beginning on June 17, 2002, identifiable intangibles were amortized over their estimated useful lives ranging from three to ten years. Pursuant to the push down accounting rules of SAB Topic 5.J, the amortization is reflected in the accompanying consolidated statements of operation of Core-Mark for the years ended December 31, 2002 and 2003.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Other Balance Sheet Accounts Detail

Other Receivables, Net

Other receivables, net consist of the following (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Vendor receivables, net	$27.6	$50.3	$62.1
Insurance recoverables, current	2.5	3.1	—
Other	4.7	0.5	0.4

Total	$34.8	$53.9	$62.5

Deposits and Prepayments

Deposits and prepayments consist of the following (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Deposits	$21.1	$24.5	$7.0
Prepayments	17.6	27.9	22.3

Total	$38.7	$52.4	$29.3

Other Non-Current Assets, Net

Other non-current assets, net consist of the following (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Internally developed and other software, net	$6.2	$6.0	$—
Insurance recoverables, net of current portion	20.7	20.9	—
Debt issuance costs, net	3.3	3.8	—
Other non-current assets	1.6	2.1	1.4

Total	$31.8	$32.8	$1.4

Intangible Assets. As a result of Core-Mark’s then parent company Fleming filing for Chapter 11 bankruptcy on April 1, 2003, the Company performed a test for impairment on its acquired intangibles and long-lived assets based on third-party valuations. The test measured the value of those assets based on an income approach using the net present value of expected future cash flows generated by the reporting units or asset groupings, as applicable. As a result of the impairment testing performed, the acquired intangible assets were determined to be impaired, but property and equipment were not impaired based on third-party valuations. As a result, the Company recorded an impairment charge of $45.8 million to write-down the purchased intangibles and certain other long-lived intangible assets to their fair value as of April 1, 2003. This non-cash impairment charge is included in the accompanying consolidated statement of operations for the year ended December 31, 2003.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense related to intangible assets was $1.7 million and $3.5 million for the years ended December 31, 2003 and 2002, respectively.

In accordance with Fresh-Start accounting under SOP 90-7, Management initiated an independent third-party valuation analysis which determined the fair value of the Company’s internally developed software to be $6.0 million at August 23, 2004. As of December 31, 2004, internally developed software with an eight-year life was $5.7 million, net of accumulated amortization. In addition, other non-current assets included other purchased software with an average life of one to three years which amounted to $0.5 million as of December 31, 2004.

Goodwill. Upon adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortizing the remaining balances of goodwill existing at that time. For goodwill arising after January 1, 2002, no amortization was required in accordance with SFAS No. 142. The Company completed the transitional goodwill impairment test in January 2002 upon adoption of SFAS No. 142 and completed an annual test for impairment in December 2002. In each case, the Company determined that the carrying amount of goodwill was not impaired.

On April 1, 2003, Core-Mark’s then parent company Fleming filed for Chapter 11 bankruptcy, which was deemed an event or change in circumstances under SFAS No. 142 requiring impairment testing. As of the date of bankruptcy filing, the Company performed an impairment test on goodwill for each of its reporting units, or operating divisions, using the two-step approach. For each of its reporting units, the Company had determined that the carrying value of each division exceeded its estimated fair value, which indicated potential goodwill impairment. The Company then completed the second step of the goodwill impairment test by measuring the fair value of each operating division against the estimated fair value of the underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of that division’s goodwill. As a result of this analysis, the Company recorded a goodwill impairment charge of $245.6 million on April 1, 2003, which represented 100% of the Company’s then total goodwill balance. This non-cash impairment charge is included in goodwill and asset impairment charges on the accompanying consolidated statement of operations for the year ended December 31, 2003.

Accrued Liabilities

Accrued liabilities consist of the following (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Accrued payroll, retirement, and other benefits	$15.7	$18.6	$12.6
Auto, workers compensation, and medical claims, current	18.8	16.6	9.1
Other accrued expenses	21.4	21.6	33.0
Accrued customer incentives payable	4.6	4.4	4.5

Total	$60.5	$61.2	$59.2

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Inventories

Inventories consist of the following (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Inventories at FIFO, net of reserves	$188.1	$141.9	$189.4
Less: LIFO reserve	(1.8)	—	0.4

Inventories	$186.3	$141.9	$189.8

During the period from August 23, 2004 through December 31, 2004, and the period from January 1, 2004 through August 22, 2004, the Company did not liquidate LIFO inventory quantities. In conjunction with the Company’s Fresh-Start accounting, on August 23, 2004 inventories were adjusted to fair value. Consequently, the LIFO reserve of $2.3 million at August 22, 2004 was eliminated.

During the years ended December 31, 2003 and 2002, inventory reductions resulted in a liquidation of LIFO inventory quantities which were carried at lower costs compared with the cost of purchases in the prior years. The effect of these liquidations decreased cost of goods sold by approximately $2.1 million and $16.7 million and increased net income by approximately $1.3 million and $10.1 million, or $0.13 per share and $1.03 per share, for the years ended December 31, 2003 and 2002, respectively.

7.	Property and Equipment

Property and equipment consist of the following (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Delivery equipment	$5.8	$5.4	$15.4
Office furniture and equipment	3.8	3.1	13.1
Warehouse equipment	24.1	19.0	11.1
Leasehold improvements	8.3	8.5	8.8
Land and Building	2.1	2.0	2.0

	44.1	38.0	50.4
Accumulated depreciation and amortization	(2.8)	—	(11.7)

Total	$41.3	$38.0	$38.7

Depreciation and amortization expense related to property and equipment is as follows (in millions):

Successor Company	Predecessor Company
Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
		2003	2002
$2.8	$5.7	$8.2	$8.0

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Long-term Debt

Revolving Credit Facility

On August 23, 2004, pursuant to the Plan, the Company entered into a three-year agreement with a group of lenders to provide a $250 million revolving credit facility. The revolving credit facility consists of a $240 million revolving loan and a $10 million first-in last-out (FILO) loan. Borrowing under the revolving credit facility is subject to a formula based on eligible accounts receivable and inventory (the Borrowing Base). The Borrowing Base will support both borrowings and letter of credit obligations under the facility. At the Company’s option, U.S. interest on the revolving loan and letters of credit outstanding are computed based on LIBOR or the higher of prime or the federal funds rate plus 0.50%, plus an applicable margin (2.25% to 2.75%). Interest is payable monthly, or if the Company elects LIBOR, at the expiration of each LIBOR period, which is 30, 60, or 90 days, as set forth in the revolving credit facility. The FILO loan is based on LIBOR plus a margin of 4.0%. Interest on Canadian borrowing is based on the higher of the Canadian prime rate or the Bank Acceptance rate plus 1.75 basis points and is payable monthly. The Company is subject to an unused facility fee of 0.50% which required the Company to pay $0.3 million for the period from August 23, 2004 through December 31, 2004.

The facility contains restrictive financial covenants, including a requirement to realize specified minimum levels of EBITDA, as defined in the agreement, limitations on capital spending, and a minimum aggregate Borrowing Base requirement, and places restrictions on the Company’s ability to make payments under its Tranche B Note Agreement and Trust guarantees, each as defined in the agreement. The credit agreement for the revolving credit facility also cross defaults to the Tranche B Note Agreement, which contains a requirement that the Company maintain specified maximum leverage ratios of debt to EBITDA, as defined in the Tranche B Note Agreement. All obligations under the revolving credit facility are collateralized by a first priority interest in, and liens upon, substantially all of the Company’s present and future assets. The terms of the revolving credit facility allow for prepayment without penalty. The Company is required to pay off any outstanding balance on the facility in August 2007. The Company paid financing fees of approximately $3.3 million in connection with entering into the facility. These debt issuance costs were deferred and included in other non-current assets on the consolidated balance sheet and are being amortized over the term of the agreement. At December 31, 2004 the Company was in compliance with all of the covenants and had a net available borrowing capacity under the revolving credit facility of approximately $117.9 million.

During 2004, the maximum amount of borrowing and letters of credit outstanding under the revolving credit facility were $86.4 million and $36.7 million, respectively. As of December 31, 2004, the total borrowings outstanding were $45.0 million and letters of credit outstanding were $36.7 million. At December 31, 2004, the Company elected the LIBOR option and the 30 and 90 day LIBOR rates were 2.40% and 2.56%, respectively. As of December 31, 2004, the Company was in compliance with all of its covenants under the revolving credit facility, as amended. The weighted-average interest rate for the revolving credit facility for the period from August 23, 2004 through December 31, 2004 was 4.6%. The balance outstanding on the revolving credit facility has been classified as long-term debt because there is not a lock-box arrangement and the facility expires on August 23, 2007.

Tranche B Note Agreement

On August 23, 2004, the Company entered into a Tranche B Note and Warrant Purchase Agreement, as amended (Tranche B Note Agreement) with a group of lenders providing for a term loan in the total amount of $60 million. Under the Tranche B Note Agreement (i) the Company issued five-year Tranche B Notes in the principal amount of $35.5 million, and (ii) Tranche B Letters of Credit were issued for its account in the amount of $24.5 million. The Company paid financing fees of approximately $0.5 million and incurred put option costs of $1.8 million in connection with entering into the Tranche B Note Agreement. The debt issuance costs incurred

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were deferred and included in other non-current assets on the consolidated balance sheets and are being amortized over the term of the Tranche B Note Agreement. Based on the net proceeds received, the put option costs of $1.8 million are recorded as a debt discount and are being amortized into interest expense over the term of the Tranche B Note Agreement.

The Tranche B Notes bear interest at the rate of LIBOR plus 12%, or 14.40% as of December 31, 2004. The Company also pays an annual commitment fee equal to 12% of the amount of the Letters of Credit. Interest on the Tranche B Notes and the Tranche B Letters of Credit fees are payable monthly in arrears. All interest and commitment fees, except for 3% per annum, are payable in cash. The remaining 3% of interest and commitment fees may be paid in kind or cash, at the Company’s option. For the period from August 23, 2004 through December 31, 2004, the Company elected to pay all interest and commitment fees in cash. All obligations under the Tranche B Notes and the Letters of Credit are collateralized by a second priority interest in, and liens upon, substantially all of the Company’s present and future assets. The Tranche B Note Agreement contains restrictive financial covenants including requirements for minimum levels of EBITDA, as defined in the Tranche B Note Agreement, a maximum leverage ratio of debt to EBITDA, limitations on capital spending and a minimum aggregate borrowing availability requirement, each as defined in the Tranche B Note Agreement. The Tranche B Notes mature on August 23, 2009 and the Company is required to pay all outstanding principal and all accrued interest (including capitalized interest) then outstanding under the Tranche B Note Agreement. As of December 31, 2004, the Company was in compliance with all of its covenants under the Tranche B Note Agreement.

The principal balance of the Tranche B Notes outstanding is due August 23, 2009. The Tranche B Notes and Tranche B Letters of Credit are also subject to optional redemption and replacement features including call protection at 112% during the first year and 106% during the second year of the Tranche B Note Agreement, except that the Company may redeem or replace the Tranche B Notes and the Letters of Credit without premium, up to an aggregate of $15 million during the first year, up to a cumulative aggregate of $30 million during the second year, and the total of the Tranche B Notes and Letters of Credit after two years from the initial date of the Tranche B Note Agreement. The Company’s ability to redeem Tranche B Notes and replace Tranche B Letters of Credit is limited by covenants contained in its revolving credit facility that restrict payments based on a formula that is derived from information contained in an RCT financial summary report that is required to be filed with the Bankruptcy Court periodically. However, in absence of the RCT report, during 2005, payments are permitted up to $10.0 million provided that certain financial covenants are satisfied after giving effect to such payment (See Note 18—Subsequent Events to the consolidated financial statements). As of August 23, 2004 and December 31, 2004, a total of $35.5 million in Tranche B Notes and $24.5 million in letters of credit were outstanding under the Tranche B Note Agreement.

In connection with the issuance of the Tranche B Notes, the Company also issued warrants to the Tranche B lenders to purchase up to an aggregate of 247,654 shares of its common stock at an exercise price of $15.50 per share, the fair value of our common stock as determined pursuant to the Plan. The warrants are immediately exercisable and expire seven years from the date of issuance. The warrants are valued at $1.4 million and a corresponding amount was recorded as discount on debt, which will be amortized into interest expense over the term of the Tranche B Notes. The value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a term of seven years, a risk free interest rate of 3.85%, expected volatility of 30%, and an expected dividend yield of zero.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s long-term debt and outstanding letters of credit is as follows (in millions):

	December 31, 2004	August 23, 2004
Revolving credit facility	$45.0	$86.4
Tranche B notes payable	35.5	35.5

Subtotal	80.5	121.9
Less: Debt discount	(3.0)	(3.2)

Subtotal	77.5	118.7
Less: Current portion of long-term debt	—	—

Total long-term debt, net of current portion	$77.5	$118.7

Letters of credit outstanding	$61.2	$57.1

As of December 31, 2003, the Company had no long-term debt.

The following table presents information regarding the scheduled contractual maturities of long-term debt as of December 31, 2004:

Year	(in millions)
2005	$—
2006	—
2007	45.0
2008	—
2009	35.5
Thereafter	—

Total	$80.5

9.	Liabilities Subject To Compromise

Pursuant to the Plan, the Predecessor Company paid specific pre-petition liabilities, including taxes, employee salaries and wages, benefits and other employee obligations. All other pre-petition liabilities were classified as liabilities subject to compromise in the Company’s consolidated balance sheets, as of December 31, 2003 .On the Effective Date, substantially all of the pre-petition liabilities were cancelled (See Note 1—Summary Company Information and Emergence from Bankruptcy to the consolidated financial statements).

The following table summarizes the components of the Predecessor Company’s liabilities subject to compromise in the accompanying December 31, 2003 consolidated balance sheet (in millions):

December 31, 2003
Accounts payable	$84.7
Tobacco and other taxes payable	40.1

Total liabilities subject to compromise	$124.8

Pursuant to the Fresh-Start accounting under SOP 90-7, on August 23, 2004 the remaining balance of liabilities subject to compromise totaling $69.9 million was discharged and recorded as a gain on cancellation of debt and is included in reorganization items, net in the consolidated statements of operations (See Note 3—Fresh-Start Accounting to the consolidated financial statements).

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Reorganization Items, Net

Reorganization items, net, represent expenses and other adjustments the Company incurred as a result of Fleming’s Chapter 11 bankruptcy, in addition to adjustments related to Fresh-Start accounting (See Note 3—Fresh-Start Accounting to the consolidated financial statements). Reorganization items, net, is presented separately in the accompanying consolidated statements of operations as required by SOP 90-7 and consists of the following (in millions):

	Successor Company	Predecessor Company
	Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
			2003	2002
Net gain on cancellation of debt	$—	$(66.1)	$—	$—
Revaluation of assets and liabilities	—	(5.8)	—	—
Professional fees	0.7	1.6	2.5	—
Other expenses	0.1	0.3	4.8	—

Total	$0.8	$(70.0)	$7.3	$—

Other reorganization expenses include charges related to former customer proprietary inventory, vendor receivables arising as a result of the bankruptcy deemed uncollectible and other charges. In connection with the bankruptcy, substantial professional fees were incurred and paid by Fleming, and the unallocated portions are not included herein.

11.	Discontinued Operations

In April 2002, Fleming acquired Head Distributing. Subsequent to the acquisition, in January 2004, the Predecessor Company closed Head’s distribution center located in Adel, Georgia (Adel) and transferred the majority of its net assets, including inventory and accounts receivable to its distribution center located in Atlanta, Georgia.

Detailed operating results of the Adel, Georgia distribution center, included in income (loss) from discontinued operations on the accompanying Predecessor Company’s consolidated statements of operations, are presented in the following table, except for goodwill and asset impairment charges (in millions).

	For the year ended December 31,
	2003	2002
Net sales	$69.9	$72.3
Cost of goods sold	65.4	67.7

Gross profit	4.5	4.6
Warehousing and distribution expenses	4.4	2.8
Selling general and administrative expenses	4.7	1.2
Income tax (benefit) provision	(1.8)	0.3

Income (loss) from discontinued operations, net of tax	$(2.8)	$0.3

There were no operating results from discontinued operations for the periods from January 1, 2004 through August 22, 2004 and from August 23, 2004 through December 31, 2004.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of the Adel, Georgia distribution center are included in the Predecessor Company’s consolidated balance sheet at December 31, 2003 are as follows:

Description	(in millions)
Accounts receivable, net	$1.5
Other receivables, net	1.1
Inventories, net	1.2
Property and equipment, net	0.1

Total assets	$3.9

Accounts payable	$0.1
Other accrued liabilities	0.6
Cigarette and tobacco taxes payable	0.1

Total liabilities	$0.8

12.	Commitments and Contingencies

Operating Leases

The Company leases nearly all of its sales and warehouse facilities and trucks under operating lease agreements expiring at various dates through 2016, excluding renewal options. Minimum rent is expensed in accordance with SFAS No. 13, Accounting for Leases, on a straight-line basis over the term of the lease including available renewal options terms if it is reasonably assured that the renewal options will be exercised. The operating leases generally require the Company to pay taxes, maintenance and insurance. In most instances, the Company’s management expects the operating leases that expire will be renewed or replaced in the normal course of the Company’s business. If applicable, the Company records a liability for asset retirement obligations associated with its leases, in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations. At December 31, 2004 the Company believes that its asset retirement obligations are insignificant.

Future minimum rental payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year and excluding contracted vehicle maintenance costs) were as follows as of December 31, 2004:

Year Ending December 31,	(in millions)
2005	$16.2
2006	14.4
2007	11.5
2008	8.1
2009	6.2
Thereafter	16.5

$72.9

Total rental expense for operating leases, including contracted vehicle maintenance costs, is as follows (in millions):

Successor Company	Predecessor Company
Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
		2003	2002
$7.3	$16.5	$19.5	$16.1

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

The Company is subject to certain legal proceedings, claims, investigations and administrative proceedings in the ordinary course of its business. In accordance with SFAS No. 5, Accounting for Contingencies, the Company makes a provision for a liability when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. These provisions, if any, are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. At December 31, 2004, and based on discussions with legal counsel, the Company was not involved in any material litigation.

Trust Guarantees

Pursuant to the Plan, the Company guarantees the payment of all PCT administrative claims in excess of $56 million. In addition, if the assets of the RCT are inadequate to satisfy all of the allowed TLV claims in the RCT, the Company must pay such claims in full plus any accrued interest. The Company also guarantees all eligible but unpaid non-TLV claims in the RCT up to a maximum of $15 million. The Plan limits the combined RCT guarantee amounts of the TLV and non-TLV claims to no more than $137 million. FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires that an entity issuing a guarantee must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. Based on the estimates provided by the Trusts and the Company’s analysis the assets of the Trusts are sufficient to satisfy the claims against it; therefore, the Company believes that the fair value of its guarantee liability as of August 23, 2004 was not significant. In accordance with SFAS 5 Accounting for Contingencies, the Company deemed remote the likelihood that a liability existed as of December 31, 2004 to satisfy the trust claims. However, if the assets of the Trust prove insufficient to pay the claims in the future, the Company could be required to satisfy the guarantees.

13.	Income Taxes

The Company is subject to United States federal, state, local and foreign income taxes. The domestic and foreign components of income (loss) from continuing operations before provision (benefit) for income taxes were as follows (in millions):

	Successor Company	Predecessor Company
	Period from August 23, through December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
			2003	2002
Domestic	$1.5	$62.6	$(262.7)	$67.2
Foreign	4.8	14.8	(2.2)	3.7

	$6.3	$77.4	$(264.9)	$70.9

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s income tax provision (benefit) from continuing operations consists of the following (in millions):

	Successor Company	Predecessor Company
	Period from August 23, through December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
			2003	2002
Current:
Federal	$6.5	$4.6	$13.7	$23.3
State	1.9	1.1	3.1	5.1
Foreign	2.4	—	—	1.6

Total current tax provision	10.8	5.7	16.8	30.0

Deferred:
Federal	(5.8)	11.8	(12.5)	0.5
State	(1.2)	5.2	(2.7)	0.1
Foreign	(0.9)	4.0	(1.3)	0.8

Total deferred tax (benefit) provision	(7.9)	21.0	(16.5)	1.4

Income tax provision	$2.9	$26.7	$0.3	$31.4

Total income tax provision differs from the expected income tax provision computed by applying the U.S. federal statutory corporate income tax rate to income (loss) from continuing operations before income taxes as follows (in millions):

	Successor Company	Predecessor Company
	Period from August 23, through December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
			2003	2002
Expected federal income tax provision at the statutory rate	$2.2	$27.1	$(92.7)	$24.8
Increase (decrease) resulting from:
State income taxes, net of federal benefit	0.4	4.1	0.3	3.3
Non-deductible goodwill impairment	—	—	93.8	1.0
Exclusion of cancellation of debt income	—	(1.3)	—	—
Effect of foreign operations	(0.8)	4.0	(1.3)	1.9
Change in valuation allowances	0.7	(4.2)	—	(0.1)
Adjustment to estimated tax accruals	—	(2.8)	—	—
Other, net	0.4	(0.2)	0.2	0.5

Income tax provision	$2.9	$26.7	$0.3	$31.4

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The tax effects of significant temporary differences which comprise deferred tax assets and liabilities are as follows (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Deferred tax assets:
Net operating loss carryforwards	$—	$—	$4.7
Employee benefits, including post-retirement benefits	17.9	14.7	7.5
Trade and other receivables	3.3	—	2.1
Goodwill and intangibles	0.1	0.2	7.8
Self-insurance reserve	4.7	9.3	1.7
Other	1.6	0.7	2.1

Subtotal	27.6	24.9	25.9
Less: valuation allowance	(0.7)	—	(4.2)

Net deferred tax assets	26.9	24.9	21.7

Deferred tax liabilities:
Inventories	20.3	21.6	23.2
Trade and other receivables	—	3.6	—
Property and equipment	12.0	12.5	3.8
Deferred income	2.3	2.8	—
Deferred debt issuance costs	2.5	2.7	—
Other	3.5	3.6	4.4

Total deferred tax liabilities	40.6	46.8	31.4

Total net deferred tax liability	$(13.7)	$(21.9)	$(9.7)

The net deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Net current deferred taxes	$(14.4)	$(21.6)	$(18.9)
Net non-current deferred taxes	0.7	(0.3)	9.2

Net deferred tax liabilities	$(13.7)	$(21.9)	$(9.7)

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future income and tax planning strategies in making this assessment. At each balance sheet date, a valuation allowance has been established against the deferred tax assets based on management’s assessment whether it is more likely than not that these deferred tax assets would not be realized. Prior to emergence the Company had a valuation allowance of $4.2 million, primarily related to limitations on net operating loss carry-forwards, which was utilized as part of the applicable Fresh-Start accounting adjustments. As of December 31, 2004, the Company had a valuation allowance of $0.7 million related to foreign tax credits, which will expire in 2014.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities as reflected at August 23, 2004 in connection with the application of fresh-start accounting are based on management’s best estimate of the tax filing position as probable of being accepted by the applicable taxing authorities. The Company intends to take an alternative position on future tax returns. Based on this alternative tax filing position, the Company has taken deductions on its current period tax return that may be challenged by the taxing authorities. Although management believes that the Company’s tax filing position will more likely than not be sustained in the event of an examination by applicable taxing authorities and would contest any proposed adjustment vigorously, the outcome of such matters can not be predicted with certainty. As such, the Company has accrued approximately $1.8 million in other tax liabilities on the accompanying December 31, 2004 consolidated balance sheet for this contingency.

14.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings (loss) per share (in millions, except per share amounts):

	Successor Company	Predecessor Company
	Period from August 23, through December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
			2003	2002
Net income (loss)	$3.4	$50.7	$(268.0)	$39.8

Basic weighted-average shares outstanding	9.8	9.8	9.8	9.8
Dilutive common equivalent shares:
Unvested restricted stock	—	—	—	—
Stock options	—	—	—	—
Tranche B warrants	—	—	—	—
Class 6(b) warrants	—	—	—	—

Diluted weighted-average shares outstanding	9.8	9.8	9.8	9.8

Basic earnings (loss) per share	$0.35	$5.17	$(27.35)	$4.06

Diluted net earnings (loss) per share	$0.35	$5.17	$(27.35)	$4.06

Upon emergence from the Fleming bankruptcy, all common stock equivalents of the Predecessor Company were cancelled. As such, basic and diluted earnings (loss) per share for the Predecessor Company were computed using the Successor Company’s capital structure for comparative purposes only. As of December 31, 2004, the unvested restricted stock, stock options, Tranche B warrants and Class 6(b) warrants were excluded from the calculation of diluted earnings per share because their inclusion would have had an anti-dilutive impact.

15.	Stock-Based Compensation Plans

On the Effective Date, the Company established the 2004 Long-Term Incentive Plan (2004 LTIP), a stock-based compensation plan with two components consisting of 1,114,444 stock options and 200,000 restricted stock, which are described below. The Company accounts for its stock-based compensation plans using the fair value method as prescribed in SFAS No. 123, whereby stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Total stock-based compensation cost recognized on the accompanying consolidated statement of operations was $0.9 million during the period from August 23, 2004 to December 31, 2004. There was no stock-based compensation plan in place prior to August 23, 2004, therefore the stock-based compensation cost was $0 for the period from January 1, 2004 through August 22, 2004 and for the years ended December 31, 2003 and December 31, 2002.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

Under the Company’s 2004 LTIP, the Company’s Board of Directors is authorized to grant options to its employees to purchase up to 1,114,444 shares of common stock. For each option, the exercise price must equal the fair value of the Company’s common stock on the date of grant and carries a term of seven years. One third of the option shares vest on the first anniversary of the vesting commencement date and the remaining shares vest in equal monthly installments over the two year period following the first anniversary of the vesting commencement date.

Under the Company’s 2004 Directors Equity Incentive Plan (2004 Directors’ Plan), the Company’s Board of Directors may from time to time grant options to non-employee board members to purchase up to 7,500 shares of the Company’s common stock in aggregate. On the Effective Date, a total of 30,000 options to purchase common stock were granted to the non-employee Directors of the Company. This plan has terms and vesting requirements similar to those of the 2004 LTIP, except options vest quarterly under the 2004 Directors’ Plan versus monthly vesting under the 2004 LTIP.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for option grants made during the period from August 23, 2004 to December 31, 2004: expected life of four years, a risk free interest rate of 3.0%, expected volatility of 30%, and an expected dividend yield of zero. Based on the Black-Scholes option pricing model, the weighted-average grant date fair value per option granted from August 23, 2004 to December 31, 2004 was $4.39. Total stock-based compensation cost recognized from stock option awards totaled $0.5 million during the period from August 23, 2004 through December 31, 2004.

Stock option activity for the period from August 23, 2004 to December 31, 2004 is summarized below:

	Number of Option Shares	Weighted Average Exercise Price (a)
Outstanding at August 23, 2004	—	$—
Options granted	1,090,422	15.50
Options exercised	—	—
Options canceled	—	—

Outstanding at December 31, 2004	1,090,422	$15.50

(a)	As determined pursuant to the Plan.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable
Exercise Prices	Number Option Shares	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Option Shares	Weighted-Average Exercise Price
$15.50	1,090,422	6.67 years	$15.50	—	—

Restricted Stock Awards

The 2004 LTIP provides for the granting of 200,000 shares of restricted common stock to officers and key employees. Restricted common stock issued under the 2004 LTIP generally vests over three years, with a one-year cliff vesting, followed by vesting ratably over the remaining 24 months. In August 2004, pursuant to the Plan, the Company granted 190,876 shares of common stock with a fair-value of $15.50 per share, as determined

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pursuant to the Plan. None of the restricted common shares were vested as of December 31, 2004. Upon the issuance of the restricted common shares, the Company recorded deferred stock-based compensation totaling $3.0 million, which approximates the fair value of the restricted common shares on the date of grant. This deferred stock-based compensation is being recognized ratably over the three-year vesting period of the restricted common shares using the straight-line method. Total compensation costs recognized from restricted stock awards totaled $0.4 million during the period from August 23, 2004 through December 31, 2004. There was no stock-based compensation plan in place prior to August 23, 2004, therefore there were no restricted stock awards granted during the period from January 1, 2004 through August 22, 2004 and for the years ended December 31, 2003 and December 31, 2002.

16.	Employee Benefit Plans

Pension Plans

The Predecessor Company sponsored a qualified defined-benefit pension plan and a post-retirement benefit plan for employees hired before September 1986. There have been no new entrants to the pension or post retirement benefit plans after those benefit plans were frozen on September 30, 1989. As part of the Plan, these pension and post-retirement benefit plans remained in place after the Effective Date, and the Successor Company will continue to honor these plans.

Pursuant to the Plan, on the Effective Date, the Company was assigned the obligation for three former Fleming defined-benefit pension plans, which represented approximately $3.9 million in net pension obligations. This amount was included in the reorganization adjustments, (See Note 3—Fresh-Start Accounting to the consolidated financials) as of August 23, 2004 and is included in accrued liabilities and pension liabilities in the accompanying consolidated balance sheets as of December 31, 2004 and August 23, 2004. The Predecessor Company’s frozen pension benefit plan and post-retirement benefit plan and the three former Fleming pension plans are collectively referred to as the Pension Plans.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employer’s Disclosures about Pensions and Other Postretirement Benefits, which enhanced the required disclosures about pension plans and other postretirement benefit plans, but did not change the measurement or recognition principles for those plans. The Company adopted the provisions of SFAS No. 132R on January 1, 2004, the “measurement date”. The statement requires additional annual disclosures about assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide a reconciliation of the changes in the Pension Plans’ benefit obligations and fair value of assets over the two-year period ending December 31, 2004, and a statement of the funded status for the period from August 23, 2004 to December 31, 2004, the period from January 1, 2004 to August 22, 2004 and for the year ended December 31, 2003 (in millions):

	Pension Benefits			Other Post-retirement Benefits
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003	December 31, 2004	August 23, 2004	December 31, 2003
Change in benefit obligation:
Obligation at beginning of period	$37.0	$17.4	$16.8	$3.7	$3.6	$3.3
Service cost	—	—	—	—	—	0.1
Interest cost	0.8	0.7	1.1	0.1	0.2	0.2
Participant contributions	—	—	—	—	—	—
Actuarial loss	2.0	0.7	0.6	0.1	—	0.2
Benefit payments	(0.9)	(0.8)	(1.1)	(0.1)	(0.1)	(0.2)
Assignment of Fleming plans	—	19.0	—	—	—	—

Benefit obligation at end of period	$38.9	$37.0	$17.4	$3.8	$3.7	$3.6

Change in Pension Plan Assets:
Fair value of pension plan assets at beginning of period	$27.5	$13.0	$12.4	$0.0	$0.0	$0.0
Actual return on plan assets	1.2	0.2	1.4	—	—	—
Employer contributions	0.9	—	0.3	0.1	0.1	0.2
Participant contributions	—	—	—	—	—	—
Benefit payments	(0.9)	(0.8)	(1.1)	(0.1)	(0.1)	(0.2)
Assignment of Fleming plans	—	15.1	—	—	—	—

Fair value of pension plan assets at end of period	$28.7	$27.5	$13.0	$0.0	$0.0	$0.0

Funded Status:
Funded status	($10.2)	($9.5)	($4.4)	($3.8)	($3.7)	($3.6)
Unrecognized gain (loss), net	1.5	—	1.7	0.1	—	0.8

Net amount recognized	($8.7)	($9.5)	($2.7)	($3.7)	($3.7)	($2.8)

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table discloses the amounts recognized in the Company’s consolidated balance sheets (in millions):

	Pension Benefits			Other Post-retirement Benefits
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003	December 31, 2004	August 23, 2004	December 31, 2003
Accrued benefit cost	$10.2	$9.5	$4.4	$3.7	$3.7	$2.8
Less: Accumulated other comprehensive income	1.5	—	1.7	—	—	—

Net amount recognized	$8.7	$9.5	$2.7	$3.7	$3.7	$2.8

The following table provides information for Pension Plans with an accumulated benefit obligation in excess of plan assets (in millions):

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Projected benefit obligation	$38.9	$37.0	$17.4
Accumulated benefit obligation	38.9	37.0	17.4
Net amount recognized	28.7	27.5	13.0

The following table provides components of the net periodic pension cost (in millions):

	Successor Company	Predecessor Company
	Period from August 23, through December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
			2003	2002
Interest cost	$0.8	$0.7	$1.1	$1.1
Expected return on plan assets	(0.7)	(0.6)	(0.9)	(1.0)
Amortization of net actuarial loss	—	—	—	0.2

Net periodic benefit cost	$0.1	$0.1	$0.2	$0.3

The following table provides components of the net periodic other benefit cost (in millions):

	Successor Company	Predecessor Company
	Period from August 23, through December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
			2003	2002
Service cost	$—	$—	$0.1	$—
Interest cost	0.1	0.2	0.2	0.2

Net periodic other benefit cost	$0.1	$0.2	$0.3	$0.2

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The increase in minimum liability included in other accumulated comprehensive income is as follows (in millions):

Successor Company	Predecessor Company
Period from August 23, to December 31, 2004	Period from January 1, through August 22, 2004	Year ended December 31,
		2003	2002
$1.5	$ —	$0.1	$1.0

The prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and market-related value of assets are amortized over the average remaining service period of active participants.

The weighted-average assumptions used in the measurement of the Company’s benefit obligations are shown in the following table:

	Pension Benefits			Other Post-retirement Benefits
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003	December 31, 2004	August 23, 2004	December 31, 2003
Discount rate	5.50%	6.00%	6.25%	5.75%	6.00%	6.25%
Rate of compensation increase	—	—	—	—	—	—

The weighted-average assumptions used in the measurement of net periodic benefit costs are shown in the following table:

	Pension Benefits			Other Post-retirement Benefits
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003	December 31, 2004	August 23, 2004	December 31, 2003
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected return on assets	7.50%	7.50%	7.50%	—	—	—
Rate of compensation increase	—	—	—	—	—	—

Assumed health care trend rates for the post-retirement benefit plans are as follows:

	Successor Company		Predecessor Company
	December 31, 2004	August 23, 2004	December 31, 2003
Assumed rate for next year	11.00%	11.00%	11.00%
Ultimate rate	5.00%	5.00%	5.00%
Year that ultimate rate is reached	2010	2010	2010

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the accumulated postretirement benefit obligation	$0.3	$0.6

The Company uses a building block approach in determining the overall expected long-term return on assets. Under this approach, a weighted average expected rate of return is developed based on historical returns for each major asset class and the proportion of assets of the class held by the Pension Plans. After determining the weighted average in this manner, the Company reviews the result and may make adjustments to reflect expectations of future rates of return that differ from those experienced in the past.

The Company selects the assumed discount rate(s) for each benefit plan as the rate at which the benefits could be effectively settled as of the measurement date. In selecting an appropriate rate the Company refers to current yields on Moody’s Aa rate investment plus approximately 25 basis points.

Core-Mark’s Pension Plan weighted-average asset allocations by asset category are as follows:

	Successor Company		Predecessor Company
Asset Category	December 31, 2004	August 23, 2004	December 31, 2003
Equity securities	42%	53%	43%
Debt securities	52%	23%	54%
Insurance contracts	0%	0%	0%
Common collective funds	2%	11%	0%
Other	4%	13%	3%

	100%	100%	100%

The Company implemented new investment guidelines in 2005. The Company’s new asset allocation ranges are: 0-20% cash, 50-70% equity, and 30-50% fixed income. In addition to asset allocation, the Company’s investment guidelines set forth the requirement for diversification within asset class, types and classes for investment prohibited and permitted, specific indices to be used for benchmark in investment decisions, and criteria for individual security.

The Company contributed $0.9 million, $0.0 million and $0.3 million to its pension benefit plan for the period from August 23, 2004 through December 31, 2004, for the period from January 1, 2004 through August 22, 2004 and for the year ended December 31, 2003, respectively.

The Company contributed $0.1 million, $0.1 million and $0.2 million to its post-retirement benefit plan for the period from August 23, 2004 through December 31, 2004, for the period from January 1, 2004 through August 22, 2004 and for the year ended December 31, 2003, respectively.

The Company expects to make 2005 contributions of $1.9 million and $0.2 million, respectively, for pension and other post-retirement benefits. However, the Company may reassess planned contributions to its benefit plans based on the Company’s 2005 results.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments reflecting future service are as follows (in millions):

Year ended December 31,	Pension	Other Postretirement
2005	$2.6	$0.2
2006	2.5	0.2
2007	2.5	0.2
2008	2.6	0.2
2009	2.6	0.2
2010 through 2014	13.5	1.4

Savings Plans

The Company maintains defined contribution plans in the United States, subject to Section 401(k) of the Internal Revenue Code, and in Canada, subject to the Department of National Revenue Taxation Income Tax Act. Eligible U.S. employees may elect to contribute on a tax-deferred basis from 1% to 75%, of their compensation to a maximum of $14,000. In Canada, employees may elect to contribute from 1% to 18% of their compensation to a maximum of $16,500 Canadian dollars. A contribution of up to 6% is considered to be a basic contribution and the Company may make a discretionary matching contribution of $0.50 for each dollar of a participant’s basic contribution. As a result of the bankruptcy, the Company’s cash contributions were suspended during the year ended December 31, 2003 through emergence on August 23, 2004. However, beginning in August 23, 2004, the Company resumed accruing a matching contribution and made its first cash payment since emergence in early 2005.

17.	Segment and Geographic Information

Core-Mark is one of the largest wholesale distributors to the convenience retail industry in North America, providing sales and marketing, distribution and logistics services to customer locations across the United States and Canada. The Company distributes consumable goods including cigarettes, tobacco, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise and health and beauty care products to customers in approximately in 37 states and five Canadian provinces. The Company services a variety of store formats, including traditional convenience stores, mass merchandise stores, grocery stores, drug stores, liquor stores, gift shops, specialty stores and other stores that carry convenience products.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has identified two reportable segments, United States and Canada, based on the differing economic characteristics of each. Accounting policies for measuring segment assets and earnings before income taxes are substantially consistent with those described in Note 2—Summary of Significant Accounting Policies to the consolidated financial statements. For management reporting purposes, the Company evaluates business segment performance before income taxes and other items that do not reflect the underlying business performance. Inter-segment revenues are not significant and no single customer accounted for 10% or more of the Company’s total revenues. Information about the Company’s operations by business segment and geographical location is as follows (in millions):

	Successor Company	Predecessor Company
	Period from August 23 through December 31, 2004	Period from January 1 through August 22, 2004	Year ended December 31,
			2003	2002
Net sales:
United States	$1,186.9	$2,079.2	$3,461.3	$3,999.4
Canada	355.2	583.7	853.7	655.2
Corporate adjustments and eliminations	7.2	10.2	9.3	7.5

Total	$1,549.3	$2,673.1	$4,324.3	$4,662.1

Income (loss) from continuing operations before income taxes:
United States	$(0.8)	$(5.2)	$(11.1)	$34.9
Canada	3.3	(1.6)	(0.6)	4.9
Corporate adjustments and eliminations	3.8	84.2	(253.2)	31.1

Total	$6.3	$77.4	$(264.9)	$70.9

Interest expense:
United States	$10.0	$17.5	$15.8	$14.4
Canada	0.2	0.5	(0.3)	(0.6)
Corporate adjustments and eliminations	(5.4)	(13.6)	(10.1)	(5.6)

Total	$4.8	$4.4	$5.4	$8.2

Depreciation and amortization:
United States	$3.1	$5.7	$7.0	$7.1
Canada	0.2	0.4	0.7	0.6
Corporate adjustments and eliminations	1.4	0.9	2.2	4.5

Total	$4.7	$7.0	$9.9	$12.2

Identifiable assets by geographic area:

	Successor Company		Predecessor Company
	As of December 31, 2004	As of August 23, 2004	As of December 31, 2003
Identifiable assets:
United States	$421.2	$420.1	$401.4
Canada	82.4	97.1	112.4

Total	$503.6	$517.2	$513.8

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Subsequent Events

Redemption of Tranche B Notes

In February 2005, the Company redeemed $10.0 million in outstanding Tranche B Notes, the maximum amount permitted under the Tranche B Note Agreement and the revolving credit facility. Subsequently the Company received a consent agreement from the revolving credit lenders, permitting it to prepay an additional $5.0 million of the Tranche B Notes in April 2005 which it did. In August 2005, as permitted under the Tranche B Note Agreement, the Company prepaid an additional $15.0 million in outstanding Tranche B Notes. Each of these prepayments were also in compliance with terms contained in the Company’s revolving credit facility, as amended.

2005 Stock Plan

In February 2005, the Company adopted the 2005 Long Term Incentive Plan (2005 LTIP). Under the 2005 LTIP, the number of shares of common stock issuable is limited to a number of shares having a market value of $5.5 million, based on the average closing price of our common stock over the eleventh through twentieth trading days following the date that the common stock becomes listed for quotation on the NASDAQ National Market. Each share of restricted stock vests as follows: one third of the options or shares of restricted stock vest on the first anniversary of the vesting commencement date and the remaining shares vest in equal monthly installments over the two year period following the first anniversary of the vesting commencement date. In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million and a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005. The Board of Directors determined that the balance of approximately $0.5 million available for grants under the 2005 Plan should be reserved for possible future issuance.

2005 Directors’ Equity Incentive Plan

The Company adopted the 2005 Directors Equity Incentive Plan (2005 Directors Plan) to be effective in August 2005. The 2005 Directors Plan permits granting of non-qualified stock options to non-employee directors. The terms of the 2005 Directors Plan are substantially similar to the 2004 Directors Plan other than:

•	there are 15,000 shares available for issuance;

•	any one participant may not receive more than 50% of the total number of shares authorized under the 2005 Directors Plan in any calendar year;

•	the options to purchase shares of common stock granted on August 12, 2005, under the 2005 Directors Plan have an exercise price of $27.03, the fair value of a share of our common stock as determined by the Board of Directors as provided in this plan on the basis of the average trading price of our common stock over the twenty trading days ending two trading days prior to the date of grant.

•	the options vest over three years, of which one third will vest on August 12, 2006, and the remaining options will vest in equal quarterly installments over the two year period commencing on August 12, 2006, for each consecutive quarter that the grantee remains a director.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

Page

Interim Financial statements
Unaudited Interim Financial Statements

• Consolidated Interim Balance Sheets Successor Company—at June 30, 2005 (unaudited) and December 31, 2004	F-46

• Consolidated Interim Statements of Operations Successor Company—Six Months Ended June 30, 2005 (unaudited) Predecessor Company—Six Months Ended June 30, 2004 (unaudited)	F-47

• Consolidated Interim Statements of Cash Flows Successor Company—Six Months Ended June 30, 2005 (unaudited) Predecessor Company—Six Months Ended June 30, 2004 (unaudited)	F-48

• Notes to Consolidated Interim Financial Statements (unaudited)	F-49

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

(In millions, except share data)

	June 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$35.5	$26.2
Restricted cash	13.2	12.1
Accounts receivable, net of allowance for doubtful accounts of $7.1 and $7.7, respectively	146.3	131.7
Other receivables, net	24.0	34.8
Inventories, net	184.0	186.3
Deposits and prepayments	44.1	38.7

Total current assets	447.1	429.8
Property and equipment, net	40.1	41.3
Deferred income taxes	1.4	0.7
Other non-current assets, net	32.8	31.8

Total assets	$521.4	$503.6

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$66.2	$61.2
Cigarette and tobacco taxes payable	58.0	49.0
Accrued liabilities	63.9	60.5
Income taxes payable	7.9	14.4
Deferred income taxes	14.0	14.4

Total current liabilities	210.0	199.5
Long-term debt	77.1	77.5
Other tax liabilities	1.0	1.8
Claims liabilities, net of current portion	47.5	46.3
Pension liabilities	11.4	11.4

Total liabilities	347.0	336.5

Stockholders’ equity:
Common stock; $0.01 par value (50,000,000 shares authorized, 9,815,375 and 9,815,375 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively)	0.1	0.1
Additional paid-in capital	168.9	168.9
Deferred stock-based compensation	(4.8)	(6.8)
Retained earnings	9.2	3.4
Accumulated other comprehensive income	1.0	1.5

Total stockholders’ equity	174.4	167.1

Total liabilities and stockholders’ equity	$521.4	$503.6

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In millions, except per share data)

(Unaudited)

	Successor Company	Predecessor Company
	Six months ended June 30, 2005	Six months ended June 30, 2004
Net sales (a)	$2,347.9	$2,036.3
Cost of goods sold (a) (b)	2,212.0	1,922.1

Gross profit	135.9	114.2

Warehousing and distribution expenses	65.4	59.1
Selling, general and administrative expenses	53.0	47.4
Amortization of intangible assets	0.5	—

Total operating expenses	118.9	106.5

Income from operations	17.0	7.7

Interest expense, net	6.2	3.8
Reorganization items, net	—	1.7
Amortization of debt issuance costs	0.5	—

Income before income taxes	10.3	2.2

Provision for income taxes	4.5	0.8

Net income	$5.8	$1.4

Basic income per common share	$0.59	$0.14

Diluted income per common share	$0.56	$0.14

Basic weighted average shares	9.8	9.8
Diluted weighted average shares	10.4	9.8

(a)	State and provincial cigarette and tobacco excise taxes paid by the Company are included in both sales and cost of goods sold and totaled $547.3 and $464.6, respectively.
(b)	Cost of goods sold excludes depreciation and amortization expense attributable to distribution assets of $3.0 and $2.7, respectively, that have been included in warehousing and distribution expenses.

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Successor Company	Predecessor Company
	Six months ended June 30, 2005	Six months ended June 30, 2004
Cash flows from operating activities:
Net income	$5.8	$1.4
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
LIFO and inventory reserves	3.2	2.1
Amortization of stock-based compensation expense	2.0	—
Allowance for doubtful accounts	(0.6)	1.5
Depreciation and amortization	7.2	5.6
Deferred income taxes	(1.1)	0.4
Changes in operating assets and liabilities:
Restricted cash	(1.1)	(1.8)
Accounts receivable	(13.7)	(11.5)
Other receivables	10.8	6.0
Inventories	(0.5)	41.7
Deposits, prepayments and other non-current assets	(8.7)	(6.3)
Accounts payable	6.7	0.4
Cigarette and tobacco taxes payable	8.5	(10.3)
Liabilities subject to compromise	—	(28.1)
Pension, claim and other accrued liabilities and income taxes payable	(2.9)	5.8

Net cash provided by operating activities	15.6	6.9

Cash flows from investing activities:
Additions to property and equipment	(3.4)	(4.7)

Net cash used in investing activities	(3.4)	(4.7)

Cash flows from financing activities:
Borrowing under line of credit	1,939.7	—
Repayments under line of credit	(1,925.4)	—
Principal payments on long-term debt	(15.0)	—
Net capital distributions from Fleming Companies, Inc.	—	13.5
Decrease in cash provided by checks drawn in excess of bank balances	(1.7)	(0.9)

Net cash (used in) provided by financing activities	(2.4)	12.6

Effects of changes in foreign exchange rates	(0.5)	(0.6)

Increase in cash	9.3	14.2
Cash and cash equivalents, beginning period	26.2	31.1

Cash and cash equivalents, end of period	$35.5	$45.3

Supplemental disclosures:
Cash paid during the period for:
Income taxes	$12.3	$—
Interest	$0.1	$—
Payments made in conjunction with Chapter 11 reorganization:
Professional fees	$—	$0.9

The accompanying notes are an integral part of these consolidated financial statements.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

1.	Summary Company Information and Emergence from Bankruptcy

Core-Mark is a broad-line, full service wholesale distributor of packaged consumer products to the convenience retail industry in the United States and Canada, with revenues generated from the sale of cigarettes, tobacco products, candy, food, health and beauty aids and other general merchandise.

In June 2002, Fleming Companies, Inc. (Fleming) acquired Core-Mark. On April 1, 2003 (the Petition Date), Fleming and its subsidiaries (collectively, the Debtors) filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the state of Delaware.

On July 27, 2004, (the Confirmation Date), the bankruptcy court confirmed Fleming’s Plan of Reorganization, as amended and revised (the Plan). The Plan provided for the reorganization of the Debtors with Core-Mark surviving as an operating entity.

Upon emergence from the Fleming bankruptcy on August 23, 2004 (the Effective Date), Core-Mark reflected the terms of the Plan in its consolidated financial statements applying the provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7) with respect to financial reporting upon emergence from bankruptcy (See Note 3—Fresh-Start Accounting to the consolidated financial statements).

2.	Basis of Presentation

The interim financial information as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 is unaudited. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normally recurring adjustments) necessary for the fair presentation of its consolidated results of operations, financial position and cash flows. Results for the interim periods are not necessarily indicative of results to be expected for the full year or any other future period.

Upon the Company’s emergence from the Fleming bankruptcy and pursuant to the fresh-start accounting rules, a new reporting entity, the Successor Company, was deemed to be created and the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values, based on independent valuations where applicable. The effective date of Core-Mark’s emergence from the Fleming bankruptcy was August 23, 2004. All financial information after August 22, 2004 relates to the Successor Company. All financial information before August 23, 2004 relates to the Predecessor Company. Consequently, after giving effect to the reorganization and fresh-start accounting as required by SOP 90-7, the financial statements of the Successor Company are not comparable to those of the Predecessor Company.

The significant accounting policies and certain financial information that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, but which are not required for interim reporting purposes, have been omitted. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the period from January 1, 2004 through August 22, 2004, and for the period from August 23, 2004 through December 31, 2004.

3.	Inventories

Inventories consist of finished goods and include tobacco products, food and other products, and related consumable products held for re-sale and are valued at the lower of cost or market. In the United States, cost is

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(Unaudited)

determined primarily on a last-in, first-out (LIFO) basis using producer price indices as determined by the Department of Labor. Under the LIFO method, current costs of goods sold are matched against current sales. Inventories in Canada are valued on a first-in, first-out (FIFO) basis as LIFO is not a permitted inventory valuation method in Canada.

Inventories consist of the following (in millions):

	June 30, 2005	December 31, 2004
	(unaudited)
Inventory at FIFO, net of reserves	$189.0	$188.1
Less: LIFO reserve	(5.0)	(1.8)

Inventory	$184.0	$186.3

During periods of rising prices, the LIFO method of costing inventories generally results in higher current costs being charged against income while lower costs are retained in inventories. Conversely, during periods of decreasing prices, the LIFO method of costing inventories generally results in lower current costs being charged against income and higher stated inventories. The following table identifies the increase (decrease) in cost of goods sold resulting from the change in the LIFO reserve (unaudited) (in millions):

Successor Company	Predecessor Company
For the six months ended June 30, 2005	For the six months ended June 30, 2004
$3.2	$2.1

4.	Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), minimum pension liability adjustment and foreign currency translation adjustments. The components of comprehensive income (loss) for the six months ended June 30, 2005 and June 30, 2004, respectively, are as follows (unaudited) (in millions):

	Successor Company	Predecessor Company
	Six months ended June 30, 2005	Six months ended June 30, 2004
Components of comprehensive income (loss):
Net income (loss)	$6.7	$1.4
Minimum pension liability adjustment, net of tax	—	(0.5)
Foreign currency translation adjustment	(0.6)	1.7

Total comprehensive income (loss)	$6.1	$2.6

5.	Long-term Debt

Revolving Credit Facility

During the six months ended June 30, 2005, the maximum amount of borrowing and letters of credit outstanding under the revolving credit facility were $59.2 million and $38.7 million, respectively. For the six

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(Unaudited)

months ended June 30, 2005 we paid total unused facility fees of $0.4 million. As of June 30, 2005, the total borrowings outstanding under the revolving credit facility were $59.2 million and letters of credit outstanding were $27.7 million. The weighted average interest rate for the six months ended June 30, 2005 for the revolving credit facility was 5.4%. As of June 30, 2005, the Company was in compliance with all of its covenants and had a net available borrowing capacity of approximately $88.7 million.

Tranche B Note Agreement

As of June 30, 2005, a total of $20.5 million in notes payable remained outstanding and letters of credit in the amount of $24.5 million were issued and outstanding under the Tranche B Note Agreement. The interest rate on the Tranche B Notes was 14.7% at June 30, 2005. As of June 30, 2005, the Company was in compliance with all of its covenants under the Tranche B Note Agreement.

The Company’s long-term debt and outstanding letters of credit is as follows (in millions):

	June 30, 2005	December 31, 2004
	(Unaudited)
Revolving credit facility	$59.2	$45.0
Tranche B notes payable	20.5	35.5

Subtotal	79.7	80.5
Less: Debt discount	(2.6)	(3.0)

Subtotal	77.1	77.5
Less: Current portion of long-term debt	—	—

Total long-term debt, net of current portion	$77.1	$77.5

Letters of credit outstanding	$52.2	$61.2

6.	Income Taxes

The Company is subject to United States federal, state, local and foreign income taxes and accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the potential realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At each balance sheet date, a valuation allowance has been established against the deferred tax assets based on management’s assessment whether it is more likely than not that these deferred tax assets would not be realized.

As of June 30, 2005, after taking into account a valuation allowance of $1.0 million, the Company had a net deferred tax liability of $12.6 million, of which an amount of $14.0 million is shown as a current deferred tax liability and $1.4 million as a non-current deferred tax asset in the consolidated balance sheet. The effective income tax rates for the six months ended June 30, 2005 and 2004 are based on the federal statutory income tax

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(Unaudited)

rate, adjusted by the effect of state income taxes, net of federal benefit, changes in valuation allowances, effect of foreign operation and other permanent items.

7.	Earnings Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share (unaudited) (in millions, except per share amounts):

	Successor Company	Predecessor Company
	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Net income	$5.8	$1.4

Basic weighted-average shares outstanding	9.8	9.8
Dilutive common equivalent shares:
Unvested restricted stock	0.2	—
Stock options	0.3	—
Class 6 (b) warrants	0.1	—
Tranche B warrants	—	—

Diluted weighted-average shares outstanding	10.4	9.8

Basic net income per share	$0.59	$0.14

Diluted net income per share	$0.56	$0.14

8.	Stock-Based Compensation Plans

The Company accounts for its stock-based compensation plans using the fair value method as prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock based Compensation, whereby stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Total compensation cost recognized on the consolidated statement of operations for stock-based compensation awards was $2.0 million for the six months ended June 30, 2005. There were no stock options granted during the six months ended June 30, 2005 and June 30, 2004.

In February 2005, the Company adopted the 2005 Long Term Incentive Plan (2005 LTIP). Under the 2005 LTIP, the number of shares of common stock issuable is limited to a number of shares having a market value of $5.5 million, based on the average closing price of our common stock over the eleventh through twentieth trading days following the date that the common stock becomes listed for quotation on the NASDAQ National Market. Each share of restricted stock vests as follows: one third of the options or shares of restricted stock vest on the first anniversary of the vesting commencement date and the remainder vest in equal monthly installments over the two year period following the first anniversary of the vesting commencement date. In February 2005, the Compensation Committee and the Board of Directors approved the grant of restricted stock units having a value of approximately $5.0 million and a vesting commencement date of February 1, 2005. It is anticipated that such grants will be made in the fourth quarter of 2005. The Board of Directors determined that the balance of approximately $0.5 million available for grants under the 2005 Plan should be reserved for possible future issuance.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following tables summarizes information about stock options activity and stock options outstanding as of and for the six months ended June 30, 2005 (unaudited):

	Number of Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	1,090,422	$15.50
Options granted (unaudited)	—	—
Options exercised (unaudited)	—	—
Options canceled (unaudited)	(6,321)	15.50

Outstanding at June 30, 2005 (unaudited)	1,084,101	15.50

Options Outstanding				Options Exercisable
Exercise Prices	Number Option Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Option Shares	Weighted- Average Exercise Price
$15.50	1,084,101	6.17 years	$15.50	$—	$—

9.	Employee Benefit Plans

The Company sponsors a qualified defined benefit pension plan and a post-retirement benefit plan for employees hired before September 1986. There have been no new entrants to the pension or non-pension post retirement benefit plans after those benefit plans were frozen on September 30, 1989. Pursuant to the Plan, on the Effective Date, the Company was assigned the obligation for the three former Fleming defined-benefit pension plans. The Predecessor Company’s frozen pension benefit plans and post-retirement benefit plan and the three former Fleming pension plans are collectively referred to the Pension Plans.

The following tables provide the components of the net periodic pension and other post-retirement benefit costs for the six months ending June 30, 2005 and 2004 (unaudited) (in millions):

	Successor Company		Predecessor Company
	For the six months ended June 30, 2005		For the six months ended June 30, 2004
	Pension Benefits	Other Post- retirement Benefit	Pension Benefits	Other Post- retirement Benefit
Service cost	$—	$0.0	$—	$—
Interest cost	1.0	0.1	0.5	0.1
Expected return on plan assets	(1.1)	—	(0.4)	—
Amortization of:
Prior service cost	—	—	—	—
Net actuarial loss	—	—	—	—

Net periodic benefit (income) cost	$(0.1)	$0.1	$0.1	$0.1

The Company contributed $0.6 million and $0.1 million, respectively, to its pension and other post-retirement benefit plans during the six months ended June 30, 2005 compared to $0 million and $0.1 million, respectively, for the six months ended June 30, 2004.

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(Unaudited)

10.	Segment and Geographic Information

Core-Mark is one of the largest wholesale distributors to the convenience retail industry in North America, providing sales and marketing, distribution and logistics services to customer locations across the United States and Canada. The Company distributes consumable goods including cigarettes, tobacco, candy, snacks, fast food, grocery products, non-alcoholic beverages, general merchandise and health and beauty care products to customers in approximately in 37 states and five Canadian provinces. The Company services a variety of store formats, including traditional convenience stores, mass merchandise stores, grocery stores, drug stores, liquor stores, gift shops, specialty stores and other stores that carry convenience products.

The Company has identified two reportable segments, United States and Canada, based on the differing economic characteristics of each. For management reporting purposes, the Company evaluates business segment performance before income taxes, and other items that do not reflect the underlying business performance. Inter-segment revenues are not significant and no single customer accounted for 10% or more of the Company’s total revenues. Information about the Company’s operations by business segment and geographic areas is as follows (unaudited) (in millions):

	Successor Company	Predecessor Company
	Six months ended June 30, 2005	Six months ended June 30, 2004
Net sales:
United States	$1,852.7	$1,585.5
Canada	483.6	442.8
Corporate adjustments and eliminations	11.6	8.0

Total	$2,347.9	$2,036.3

Income (loss) before income taxes:
United States	$11.2	$(5.5)
Canada	4.1	(1.4)
Corporate adjustments and eliminations	(5.0)	4.3

Total	$10.3	$(2.6)

Interest expense:
United States	$12.2	$13.2
Canada	(0.7)	0.4
Corporate adjustments and eliminations	(5.3)	(9.8)

Total	$6.2	$3.8

Depreciation and amortization:
United States	$5.2	$4.9
Canada	0.6	0.4
Corporate adjustments and eliminations	1.4	0.3

Total	$7.2	$5.6

Identifiable assets by geographic area (unaudited) (in millions):

	June 30, 2005	December 31, 2004
Identifiable assets:
United States	$440.0	$421.2
Canada	81.4	82.4

Total	$521.4	$503.6

EXHIBITS

(b)	The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1	Third Amended and Revised Joint Plan of Reorganization of Fleming Companies, Inc. and its Subsidiaries Under Chapter 11 of the Bankruptcy Code, dated May 25, 2004.

3.1	Certificate of Incorporation of Core-Mark Holding Company, Inc.

3.2	Amended and Restated Bylaws of Core-Mark Holding Company, Inc.

4.1	Form of Class 6(B) Warrant

10.1	2004 Long-Term Incentive Plan

10.2	2004 Directors Equity Incentive Plan

10.3	2005 Long-Term Incentive Plan

10.4	2005 Directors Equity Incentive Plan

10.5	Form of Indemnification Agreement for Officers and Directors

10.6*	Credit Agreement, dated August 20, 2004, among Core-Mark Holding Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Inc. and Minter-Weisman Co., Inc, as Borrowers, the Lenders Signatory Thereto from Time to Time as Lenders, General Electric Capital Corporation as Agent and Lender, Congress Financial Corporation (Western) as Co-Syndication Agent and Lender, JP Morgan Chase Bank as Co-Syndication Agent and Lender, Bank of America, N.A. as Co-Documentation Agent and Lender, Wells Fargo Foothill, LLC as Co-Documentation Agent and Lender, and GE Canada Finance Holding Company as Canadian Lender with GECC Capital Markets Group, Inc. as Lead Arranger.

10.7*	First Amendment, dated September 24, 2004, to the Credit Agreement, dated August 20, 2004, among Core-Mark Holding Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Inc. and Minter-Weisman Co., Inc, as Borrowers, the Lenders Signatory Thereto from Time to Time as Lenders, General Electric Capital Corporation as Agent and Lender, Congress Financial Corporation (Western) as Co-Syndication Agent and Lender, JP Morgan Chase Bank as Co-Syndication Agent and Lender, Bank of America, N.A. as Co-Documentation Agent and Lender, Wells Fargo Foothill, LLC as Co-Documentation Agent and Lender, and GE Canada Finance Holding Company as Canadian Lender with GECC Capital Markets Group, Inc. as Lead Arranger.

10.8*	Security Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and General Electric Capital Corporation.

10.9*	Note and Warrant Purchase Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co., Wells Fargo Bank, N.A. and the Purchasers listed therein.

E-1

Exhibit No.	Description

10.10	Registration Rights Agreement, dated August 20, 2004, among Core-Mark Holding Company, Inc. and the parties listed on Schedule I attached thereto.

10.11*	Form of Note

10.12	Form of Common Stock Purchase Warrant

10.13*	Security Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and Wells Fargo Bank, N.A.

10.14*	Intellectual Property Security Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and Wells Fargo Bank, N.A.

10.15*	Pledge Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and Wells Fargo Bank, N.A.

10.16*	Security Agreement, dated as of August 20, 2004, between Core-Mark International, Inc. and Wells Fargo Bank, N.A.

10.17*	Intellectual Property Security Agreement, dated as of August 20, 2004, between Core-Mark International, Inc. and Wells Fargo Bank, N.A.

10.18*	Intercreditor Agreement, dated as of August 20, 2004, between General Electric Capital Corporation and Wells Fargo Bank, N.A.

11.1	Statement of Computation of Earnings Per Share (required information contained within this Form 10)

16.1	Letter from Burr, Pilger & Mayer LLP regarding change of certifying accountant.

21.1	List of Subsidiaries of Core-Mark Holding Company, Inc.

*	To be filed by amendment.

E-2

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CORE-MARK HOLDING COMPANY, INC.

Date: September 2, 2005	By:	/s/ J. MICHAEL WALSH
	Name:	J. Michael Walsh
	Title:	President and Chief Executive Officer

S-1

EXHIBIT INDEX

Exhibit No.	Description
2.1	Third Amended and Revised Joint Plan of Reorganization of Fleming Companies, Inc. and its Subsidiaries Under Chapter 11 of the Bankruptcy Code, dated May 25, 2004.

3.1	Certificate of Incorporation of Core-Mark Holding Company, Inc.

3.2	Amended and Restated Bylaws of Core-Mark Holding Company, Inc.

4.1	Form of Class 6(B) Warrant

10.1	2004 Long-Term Incentive Plan

10.2	2004 Directors Equity Incentive Plan

10.3	2005 Long-Term Incentive Plan

10.4	2005 Directors Equity Incentive Plan

10.5	Form of Indemnification Agreement for Officers and Directors

10.6*	Credit Agreement, dated August 20, 2004, among Core-Mark Holding Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Inc. and Minter-Weisman Co., Inc, as Borrowers, the Lenders Signatory Thereto from Time to Time as Lenders, General Electric Capital Corporation as Agent and Lender, Congress Financial Corporation (Western) as Co-Syndication Agent and Lender, JP Morgan Chase Bank as Co-Syndication Agent and Lender, Bank of America, N.A. as Co-Documentation Agent and Lender, Wells Fargo Foothill, LLC as Co-Documentation Agent and Lender, and GE Canada Finance Holding Company as Canadian Lender with GECC Capital Markets Group, Inc. as Lead Arranger.

10.7*	First Amendment, dated September 24, 2004, to the Credit Agreement, dated August 20, 2004, among Core-Mark Holding Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Inc. and Minter-Weisman Co., Inc, as Borrowers, the Lenders Signatory Thereto from Time to Time as Lenders, General Electric Capital Corporation as Agent and Lender, Congress Financial Corporation (Western) as Co-Syndication Agent and Lender, JP Morgan Chase Bank as Co-Syndication Agent and Lender, Bank of America, N.A. as Co-Documentation Agent and Lender, Wells Fargo Foothill, LLC as Co-Documentation Agent and Lender, and GE Canada Finance Holding Company as Canadian Lender with GECC Capital Markets Group, Inc. as Lead Arranger.

10.8*	Security Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and General Electric Capital Corporation.

10.9*	Note and Warrant Purchase Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co., Wells Fargo Bank, N.A. and the Purchasers listed therein.

10.10	Registration Rights Agreement, dated August 20, 2004, among Core-Mark Holding Company, Inc. and the parties listed on Schedule I attached thereto.

10.11*	Form of Note

Exhibit No.	Description
10.12	Form of Common Stock Purchase Warrant

10.13*	Security Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and Wells Fargo Bank, N.A.

10.14*	Intellectual Property Security Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and Wells Fargo Bank, N.A.

10.15*	Pledge Agreement, dated as of August 20, 2004, among Core-Mark Holdings Company, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark International, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company, Minter-Weisman Co. and Wells Fargo Bank, N.A.

10.16*	Security Agreement, dated as of August 20, 2004, between Core-Mark International, Inc. and Wells Fargo Bank, N.A.

10.17*	Intellectual Property Security Agreement, dated as of August 20, 2004, between Core-Mark International, Inc. and Wells Fargo Bank, N.A.

10.18*	Intercreditor Agreement, dated as of August 20, 2004, between General Electric Capital Corporation and Wells Fargo Bank, N.A.

11.1	Statement of Computation of Earnings Per Share (required information contained within this Form 10)

16.1	Letter from Burr, Pilger & Mayer LLP regarding change of certifying accountant.

21.1	List of Subsidiaries of Core-Mark Holding Company, Inc.

*	To be filed by amendment.